Filed pursuant to Rule 424(b)(3)
Registration No. 333-146230
PROSPECTUS

Tesoro Corporation

Offer to Exchange
$500,000,000 Outstanding
6 1/2% Senior Notes due 2017
for
$500,000,000 Registered
6 1/2% Senior Notes due 2017

The Exchange Offer

The exchange offer expires at 5:00 p.m., New York City time, on November 19, 2007, unless extended.

The exchange offer is not conditioned upon the tender of any minimum aggregate amount of the outstanding unregistered 6 1/2% Senior Notes due 2017, which we refer to in this prospectus as the outstanding notes.

All of the outstanding notes tendered according to the procedures set forth in this prospectus and not withdrawn will be exchanged for an equal principal amount of registered 6 1/2% Senior Notes due 2017, Series B, which we refer to as the exchange notes.

The exchange offer is not subject to any condition other than that it does not violate applicable laws or any applicable interpretation of the staff of the Securities and Exchange Commission, and that no judicial or administrative proceeding be pending or shall have been threatened that would limit us from proceeding with the exchange offer.

We urge you to carefully review the risk factors beginning on page 19 of this prospectus, which you should consider before participating in the exchange offer.

The Exchange Notes

The terms of the exchange notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that we have registered the issuance of the exchange notes with the Securities and Exchange Commission. In addition, the exchange notes will not be subject to the transfer restrictions applicable to the outstanding notes or contain provisions relating to additional interest, will bear a different CUSIP or ISIN number from the outstanding notes and will not entitle the holder to registration rights. We will not apply for listing of the exchange notes on any securities exchange or arrange for them to be quoted on any quotation system. The outstanding notes and the exchange notes are referred to in this prospectus as the “notes”.

The Guarantees

The exchange notes initially will be jointly and severally guaranteed on a senior unsecured basis by substantially all of our existing and future domestic subsidiaries that have outstanding or incur or guarantee other specified indebtedness.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 19, 2007.

We have not authorized anyone to give you any information or to make any representations about anything we discuss in this prospectus other than those contained in the prospectus. If you are given any information or representation about these matters that is not discussed in this prospectus, you must not rely on that information.

We are not making an offer to sell, or a solicitation of an offer to buy, the exchange notes or the outstanding notes in any jurisdiction where, or to any person to or from whom, the offer or sale is not permitted.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offer, including the merits and risks involved. These securities have not been recommended by any federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offense.

We are not making any representation to any holder of the outstanding notes regarding the legality of an investment in the exchange notes under any legal investment or similar laws or regulations. We are not providing you with any legal, business, tax or other advice in this prospectus. You should consult your own attorney, business advisor and tax advisor to assist you in making your investment decision and to advise you whether you are legally permitted to invest in the exchange notes.

In connection with the exchange offer, we have filed with the U.S. Securities and Exchange Commission, or the “SEC”, a registration statement on Form S-4, under the Securities Act of 1933, as amended, relating to the exchange notes to be issued in the exchange offer. As permitted by the SEC, this prospectus omits information included in the registration statement. For a more complete understanding of the exchange offer, you should refer to the registration statement, including its exhibits.

We sold the outstanding notes to Lehman Brothers Inc., J.P. Morgan Securities Inc., Goldman, Sachs & Co. and Greenwich Capital Markets, Inc., as the initial purchasers, on May 29, 2007, in transactions not registered under the Securities Act of 1933, in reliance on the exemption provided under Section 4(2) of the Securities Act. The initial purchasers placed the outstanding notes with qualified institutional buyers (as defined in Rule 144A under the Securities Act) (Qualified Institutional Buyers, or QIBs) and certain non-U.S. investors, each of whom agreed to comply with certain transfer restrictions and other restrictions. Accordingly, the outstanding notes may not be reoffered, resold or otherwise transferred in the United States unless such transaction is registered under the Securities Act or an applicable exemption from the registration requirements of the Securities Act is available. We are offering the exchange notes by this prospectus in order to satisfy our obligations under the registration rights agreement among Tesoro, certain of our subsidiary guarantors and the initial purchasers (the “registration rights agreement”).

The outstanding notes were initially represented by two global notes (the “Old Global Notes”) in registered form, registered in the name of Cede & Co., as nominee for The Depository Trust Company (DTC, or the Depositary), as depositary. The exchange notes exchanged for outstanding notes represented by the Old Global Notes will be initially represented by two or more global exchange notes (the “Exchange Global Notes”) in registered form, registered in the name of the Depositary. See “Book-entry; delivery and form”. Unless otherwise indicated, references in this prospectus to Global Notes shall be references to the Old Global Notes and the Exchange Global Notes.

Based on an interpretation of the SEC, exchange notes issued pursuant to the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than (1) a broker-dealer who purchased such outstanding notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act or (2) a person that is our “affiliate” (within the meaning of Rule 405 of the Securities Act)), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such holder is acquiring the exchange notes in its ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the exchange notes. Holders of outstanding notes wishing to accept the exchange offer must represent to us that such conditions have been met.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must agree that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of one year after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution”.

The exchange notes will be a new issue of securities for which there currently is no market. The initial purchasers are not obligated to make a market in the exchange notes, and any such market-making may be discontinued at any time without notice. Because the outstanding notes were issued, and the exchange notes are being issued, to a limited number of institutions who typically hold similar securities for investment, we do not expect that an active public market for the exchange notes will develop. Accordingly, there can be no assurance as to the development, liquidity or maintenance of any market for the exchange notes on any securities exchange. See “Risk Factors”.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the following SEC public reference room:

450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Our common stock is listed and traded on the New York Stock Exchange under the symbol “TSO”, and our SEC filings can also be read at the following address:

New York Stock Exchange, 20 Broad Street, New York, New York

Our SEC filings are also available to the public on the SEC’s internet website at http://www.sec.gov and on our website at http://www.tsocorp.com.

We have agreed that, for so long as any of the outstanding notes remain outstanding, we will furnish to holders of notes and to prospective purchasers designated by such holders the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to permit compliance with Rule 144A in connection with resales of the outstanding notes.

This prospectus “incorporates by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:

•	Our Annual Report on Form 10-K for the year ended December 31, 2006;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007; and

•	Our Current Reports on Form 8-K filed on January 22, 2007, February 1, 2007, February 5, 2007, March 5, 2007 (as amended on May 11, 2007), May 3, 2007 (Item 8.01 only), May 15, 2007 (as amended on May 22, 2007), May 22, 2007, May 24, 2007, May 29, 2007, June 4, 2007, June 13, 2007, July 16, 2007 and August 7, 2007.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Charles S. Parrish, Secretary
Tesoro Corporation
300 Concord Plaza Drive
San Antonio, Texas 78216-6999
(210) 828-8484

FORWARD-LOOKING STATEMENTS

This prospectus includes and incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are included throughout this prospectus, including in the sections entitled “Summary” and “Risk Factors”, and relate to, among other things, expectations regarding refining margins, revenues, cash flows, capital expenditures, turnaround expenses, other financial items, discussions of estimated future revenue enhancements and cost savings. These statements also relate to our business strategy, goals and expectations concerning our market position, future operations, margins and profitability. We have used the words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will” and similar terms and phrases to identify forward-looking statements in this prospectus and in the documents incorporated by reference in this prospectus.

Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Accordingly, these forward-looking statements are qualified in their entirety by reference to the factors described in “Risk Factors” and included or incorporated by reference elsewhere in this prospectus.

Actual results and trends in the future may differ materially from those suggested or implied by the forward-looking statements depending on a variety of factors including, but not limited to:

•	changes in global economic conditions;

•	changes in capital requirements or in execution of planned capital projects;

•	the timing and extent of changes in commodity prices and underlying demand for our refined products;

•	disruptions due to equipment interruption or failure at our facilities or third-party facilities;

•	the availability and costs of crude oil, other refinery feedstocks and refined products;

•	changes in our cash flow from operations;

•	changes in the cost or availability of third-party vessels, pipelines and other means of transporting crude oil feedstocks and refined products;

•	actions of customers and competitors;

•	direct or indirect effects on our business resulting from actual or threatened terrorist incidents or acts of war;

•	political developments in foreign countries;

•	changes in our inventory levels and carrying costs;

•	seasonal variations in demand for refined products;

•	changes in fuel and utility costs of our facilities;

•	state and federal environmental, economic, safety and other policies and regulations, any changes therein, and any legal or regulatory delays or other factors beyond our control;

•	adverse rulings, judgments, or settlements in litigation or other legal or tax matters, including unexpected environmental remediation costs in excess of any reserves;

•	weather conditions affecting our operations or the areas in which our refined products are marketed;

•	earthquakes or other natural disasters affecting operations; and

•	our ability to obtain the benefits anticipated from the acquisitions of certain assets of Shell Oil Products US and USA Petroleum.

Many of these factors are described in greater detail in our filings with the SEC. All future written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except as required by law, we undertake no obligation to update any information contained or incorporated by reference in this prospectus or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this prospectus.

SUMMARY

The following summary highlights selected information in this prospectus and is qualified in its entirety by and should be read in conjunction with the detailed information and financial statements and related notes contained or incorporated by reference in this prospectus, including the matters discussed under the caption “Risk Factors”. The terms “Tesoro”, “we”, “our” and “us”, except as otherwise indicated in this prospectus or as the context otherwise indicates, refer to Tesoro Corporation and its subsidiaries.

The Company

We are one of the largest independent petroleum refiners and marketers in the United States with two operating segments — (1) refining crude oil and other feedstocks at our seven refineries in the western and mid-continental United States and selling refined products in bulk and wholesale markets (“refining”) and (2) selling motor fuels and convenience products in the retail market (“retail”) through our 891 branded retail stations in 17 states. Through our refining segment, we produce refined products, primarily gasoline and gasoline blendstocks, jet fuel, diesel fuel and heavy fuel oils for sale to a wide variety of commercial customers in the western and mid-continental United States. Our retail segment distributes motor fuels through a network of retail stations, primarily under the Tesoro®, Mirastar®, Shell® and USA® brands.

We currently own and operate seven petroleum refineries, located in California (the “California” region), Alaska and Washington (“Pacific Northwest” region), Hawaii (“Mid-Pacific” region) and North Dakota and Utah (“Mid-Continent” region), and sell refined products to a wide variety of customers in the western and mid-continental United States. Our refineries produce a high proportion of our refined product sales volumes, and we purchase the remainder from other refiners and suppliers. Our seven refineries have a combined crude oil capacity of 663,000 barrels per day (“bpd”). We operate the largest refineries in Hawaii and Utah, the second largest refineries in northern California and Alaska, and the only refinery in North Dakota. Capacity and throughput rates of crude oil and other feedstocks by refinery (including the Los Angeles refinery that we acquired on May 10, 2007) are as follows (in thousands of barrels per day (“mbpd”)):

		Throughput (mbpd)
					Six Months
	Rated Crude				Ended
	Oil Capacity				June 30,
Refinery	(mbpd)(a)	2004	2005	2006	2007

California
Golden Eagle	166	153	165	165	140
Los Angeles(b)	100	—	—	—	25
Pacific Northwest
Washington	115	117	111	111	124
Alaska	72	57	60	56	59
Mid-Pacific
Hawaii	94	84	83	85	85
Mid-Continent
North Dakota	58	56	58	56	57
Utah	58	53	53	56	49

Total(b)	663	520	530	529	539

(a)	Crude oil capacity is referenced from the Oil and Gas Journal.

(b)	We acquired the Los Angeles refinery on May 10, 2007 in connection with the Shell Acquisition. See “The Acquisition”. Throughput for 2007 includes amounts for the Los Angeles refinery since acquisition averaged over the six month period presented. Throughput averaged over the 51 days of operation was 89 mbpd.

We experienced reduced throughput during scheduled refinery maintenance (“turnarounds”) at our Los Angeles refinery during the second quarter of 2007, our Golden Eagle and Utah refineries during the first quarter of 2007, our Golden Eagle, Washington and Alaska refineries in 2006, our Golden Eagle, Washington and Hawaii refineries in 2005 and our Golden Eagle refinery in 2004. Throughput exceeded our Washington refinery’s crude oil capacity during the first six months of 2007 and in 2004 due to processing other feedstocks in addition to crude oil.

California Refineries

Golden Eagle

Refining.  Our Golden Eagle refinery, located in Martinez, California on 2,206 acres about 30 miles east of San Francisco, has a crude oil capacity of 166,000 bpd. We source our Golden Eagle refinery’s crude oil from California, Alaska and foreign locations. Major refined product upgrading units at the refinery include fluid catalytic cracking (“FCC”), fluid coking, hydrocracking, naphtha reforming, vacuum distillation, hydrotreating and alkylation units. These units enable the refinery to produce a high proportion of motor fuels, including cleaner-burning California Air Resources Board (“CARB”) gasoline and CARB diesel, as well as conventional gasoline and diesel. The refinery also produces heavy fuel oils, liquefied petroleum gas and petroleum coke. We have commenced a project at the refinery to modify the existing fluid coking unit into a delayed coking unit which will enable us to comply with the terms of an abatement order to lower emissions while also enhancing the refinery’s capabilities in terms of reliability, lengthening turnaround cycles and reducing operating costs. We anticipate this project will be substantially completed during the first quarter of 2008.

Transportation.  Our Golden Eagle refinery has waterborne access through the San Francisco Bay that enables us to receive crude oil and ship refined products through our marine terminals. In addition, the refinery can receive crude oil through a third-party marine terminal at Martinez. We also receive California crude oils and ship refined products from the refinery through third-party pipeline systems. In June 2007, we completed a wharf expansion project which will improve our crude oil flexibility by enabling us to supply all of the refinery’s crude oil requirements by water.

Terminals.  We operate a refined products terminal at Stockton, California and a refined products terminal at the refinery. We also distribute refined products through third-party terminals, which are supplied by our refinery and through purchases and exchange arrangements with other refining and marketing companies. We also lease approximately 320,000 barrels of third-party clean product storage capacity with waterborne access in the San Francisco Bay area.

Los Angeles

Refining.  Our Los Angeles refinery, located in Wilmington, California on 311 acres approximately 10 miles south of Los Angeles, has a total crude oil capacity of 100,000 bpd. We source our Los Angeles refinery’s crude oil from California as well as foreign locations. Major refined product upgrading units at the Los Angeles refinery include FCC, delayed coking, hydrocracking, vacuum distillation, hydrotreating, reforming, butane isomerization and alkylation units. These units enable the Los Angeles refinery to produce a high proportion of motor fuels, including CARB gasoline and CARB diesel, as well as conventional gasoline, diesel and jet fuel. The Los Angeles refinery also produces heavy oils, liquefied petroleum gas and petroleum coke.

Transportation.  Our Los Angeles refinery has waterborne access at the Port of Long Beach that enables us to receive crude oil and ship refined products through our marine terminal. In addition, the Los Angeles refinery can receive crude oil from the San Joaquin Valley and the Los Angeles Basin through third-party pipelines.

Terminals.  We operate a 42,000 bpd refined products terminal at the Los Angeles refinery. We also distribute refined products through third-party terminals, which are supplied by our refinery, waterborne deliveries and purchases and exchange arrangements with other refining and marketing companies. We also lease approximately 1.4 million barrels of storage capacity at third-party terminals in southern California, of which approximately 1.0 million barrels have waterborne access.

Pacific Northwest Refineries

Washington

Refining.  Our Washington refinery, located in Anacortes on the Puget Sound on 917 acres about 60 miles north of Seattle, has a total crude oil capacity of 115,000 bpd. We source our Washington refinery’s crude oil from Alaska, Canada and other foreign locations. The Washington refinery also processes intermediate feedstocks, primarily heavy vacuum gas oil, provided by some of our other refineries and by spot-market purchases from third-parties. Major refined product upgrading units at the refinery include the FCC, alkylation, hydrotreating, vacuum distillation, deasphalting and naphtha reforming units, which enable our Washington refinery to produce a high proportion of light products, such as gasoline (including CARB gasoline and components for CARB gasoline), diesel and jet fuel. The refinery also produces heavy fuel oils, liquefied petroleum gas and asphalt.

Transportation.  Our Washington refinery receives Canadian crude oil through a third-party pipeline originating in Edmonton, Alberta, Canada. We receive other crude oil through our Washington refinery’s marine terminal. Our Washington refinery ships products (gasoline, jet fuel and diesel) through a third-party pipeline system, which serves western Washington and Portland, Oregon. We also deliver gasoline and diesel fuel through a neighboring refinery’s truck rack and distribute diesel fuel through a truck rack at our refinery. We deliver refined products, including CARB gasoline and components for CARB gasoline, through our marine terminal to ships and barges and sell liquefied petroleum gas and asphalt at our refinery.

Terminals.  We operate refined products terminals at Anacortes, Port Angeles and Vancouver, Washington, supplied primarily by our Washington refinery. We also distribute refined products through third-party terminals in our market areas, supplied by our refinery and through purchases and exchange arrangements with other refining and marketing companies.

Alaska

Refining.  Our Alaska refinery is located near Kenai on the Cook Inlet on 488 acres approximately 70 miles southwest of Anchorage. Our Alaska refinery processes crude oil from Alaska and, to a lesser extent, foreign locations. The refinery has a total crude oil capacity of 72,000 bpd, and its refined product upgrading units include vacuum distillation, distillate hydrocracking, hydrotreating, naphtha reforming and light naphtha isomerization units. Our Alaska refinery produces gasoline and gasoline blendstocks, jet fuel, diesel fuel, heating oil, heavy fuel oils, liquefied petroleum gas and asphalt. In May 2007, we completed the installation of a 10,000 bpd diesel desulfurizer unit at the refinery, which enables us to manufacture ultra-low sulfur diesel (“ULSD”) and become the sole producer of ULSD in Alaska.

Transportation.  We receive crude oil by tanker and through our owned and operated crude oil pipeline at our marine terminal. Our crude oil pipeline is a 24-mile common carrier pipeline, which is connected to the Eastside Cook Inlet oil field. We also own and operate a common-carrier refined products pipeline that runs from the Alaska refinery to our terminal facilities in Anchorage and to the Anchorage airport. This 71-mile pipeline has the capacity to transport approximately 40,000 bpd of refined products and allows us to transport gasoline, diesel and jet fuel to the terminal facilities. Both of our owned pipelines are subject to regulation by various federal, state and local agencies, including the Federal Energy Regulatory Commission (“FERC”). Refined products are also distributed by tankers and barges from our marine terminal.

Terminals.  We operate refined products terminals at Kenai and Anchorage, which are supplied by our Alaska refinery. We also distribute refined products through a third-party terminal near Fairbanks, which is supplied through a purchase and exchange arrangement with another refining company.

Mid-Pacific Refinery

Hawaii

Refining.  Our 94,000 bpd Hawaii refinery is located at Kapolei on 131 acres about 22 miles west of Honolulu. We supply the Hawaii refinery with crude oil from Southeast Asia, the Middle East and other foreign sources. Major refined product upgrading units include the vacuum distillation, hydrocracking, hydrotreating, visbreaking and naphtha reforming units. The Hawaii refinery produces gasoline and gasoline blendstocks, jet fuel, diesel fuel, heavy fuel oils, liquefied petroleum gas and asphalt.

Transportation.  We transport crude oil to Hawaii by tankers, which discharge through our single-point mooring terminal, 1.5 miles offshore from our refinery. Three underwater pipelines from the single-point mooring terminal allow crude oil and refined products to be transferred to and from the refinery’s storage tanks. We distribute refined products to customers on the island of Oahu through owned and third-party pipeline systems. Our refined products pipelines also connect the Hawaii refinery to Barbers Point Harbor, 2.5 miles away, where refined products are transferred to ships and barges.

Terminals.  We also distribute refined products from our refinery to customers through third-party terminals at Honolulu International Airport and Honolulu Harbor and by barge to our owned and third-party terminal facilities on the islands of Oahu, Maui, Kauai and Hawaii.

Mid-Continent Refineries

North Dakota

Refining.  Our 58,000 bpd North Dakota refinery is located near Mandan on 960 acres. We supply our North Dakota refinery primarily with Williston Basin sweet crude oil. The refinery also can access other supplies, including Canadian crude oil. Major refined product upgrading units at the refinery include the FCC, naphtha reforming, hydrotreating and alkylation units. The North Dakota refinery produces gasoline, diesel fuel, jet fuel, heavy fuel oils and liquefied petroleum gas.

Transportation.  We own a crude oil pipeline system, consisting of over 700 miles of pipeline that delivers all of the crude oil to our North Dakota refinery. Our crude oil pipeline system gathers crude oil from the Williston Basin and adjacent production areas in North Dakota and Montana and transports it to our refinery and has the capability to transport crude oil to other regional points where there is additional demand. Our crude oil pipeline system is a common carrier subject to regulation by various federal, state and local agencies, including the FERC. We distribute approximately 85% of our refinery’s production through a third-party refined products pipeline system which serves various areas from Bismarck, North Dakota to Minneapolis, Minnesota. All gasoline and distillate products from our refinery, with the exception of railroad-spec diesel fuel, can be shipped through that pipeline to third-party terminals.

Terminals.  We operate a refined products terminal at the North Dakota refinery. We also distribute refined products through a third-party refined products pipeline system which connects to third-party terminals located in North Dakota and Minnesota. We distribute refined products from our refinery to customers primarily through these third-party terminals.

Utah

Refining.  Our 58,000 bpd Utah refinery is located in Salt Lake City on 145 acres. Our Utah refinery processes crude oils from Utah, Colorado, Wyoming and Canada. Major refined product upgrading units include the FCC, naphtha reforming, alkylation and hydrotreating units. The Utah refinery produces gasoline, diesel fuel, jet fuel, heavy fuel oils and liquefied petroleum gas.

Transportation.  Our Utah refinery receives crude oil primarily by third-party pipelines from fields in Utah, Colorado, Wyoming and Canada. We distribute the refinery’s production through a system of both owned and third-party terminals and third-party pipeline connections, primarily in Utah, Idaho and eastern Washington, with some refined product delivered in Nevada and Wyoming.

Terminals.  In addition to sales at the refinery, we distribute refined products to customers through a third-party pipeline to our owned terminals in Boise and Burley, Idaho and to third-party terminals in Pocatello, Idaho and Pasco, Washington.

Wholesale Marketing and Refined Product Distribution

We sell refined products including gasoline and gasoline blendstocks, jet fuel, diesel fuel, heavy fuel oils and residual products in both the bulk and wholesale markets. The majority of our wholesale volumes are sold in 10 states to independent unbranded distributors that sell refined products purchased through our owned and third-party terminals. Our bulk volumes are primarily sold to independent and other oil companies, electric power producers, railroads, airlines and marine and industrial end-users, which are distributed by pipelines, ships, railcars and trucks. In addition, we sell refined products that we manufacture, purchase or receive on exchange from third parties. Exchange agreements provide for the delivery of our refined products primarily to third-party terminals in exchange for the delivery of refined products from the third parties at specific locations. These arrangements help to optimize our refinery supply requirements and lower transportation costs.

Retail

Through our network of retail stations, we sell gasoline and diesel fuel in the western and mid-continental United States. The demand for gasoline is seasonal in a majority of our markets, with highest demand for gasoline during the summer driving season. We sell gasoline and diesel to retail customers through company-operated retail stations and agreements with third-party branded distributors (or “jobber/dealers”). Our retail network provides a committed outlet for a portion of the motor fuels produced by our refineries. Many of our company-operated retail stations include convenience stores that sell a wide variety of merchandise items.

On May 1, 2007, we acquired a network of 138 branded retail stations located primarily in California from USA Petroleum. The USA® retail stations are high volume sites selling approximately 180,000 gallons per month per site. On May 10, 2007, we acquired a network of 278 Shell branded retail stations located throughout Southern California as part of the Shell Acquisition. See “The Acquisition”. The Shell® retail stations are high volume sites selling approximately 210,000 gallons per month per site. As of June 30, 2007, our retail segment included a network of 891 branded retail stations (under the Tesoro®, Mirastar®, Shell® and USA® brands), of which 453 are company-operated retail stations.

The Exchange Offer

Background of the Outstanding Notes	Tesoro Corporation issued $500 million aggregate principal amount of the outstanding notes to Lehman Brothers, Inc., J.P. Morgan Securities Inc., Goldman, Sachs & Co. and Greenwich Capital Markets, Inc., as the initial purchasers, on May 29, 2007. The initial purchasers then sold the outstanding notes to qualified institutional buyers and certain non-U.S. investors in reliance on Rule 144A and Regulation S under the Securities Act. Because they were sold pursuant to exemptions from registration, the outstanding notes are subject to transfer restrictions.

In connection with the issuance of the outstanding notes, we entered into a registration rights agreement in which we agreed to deliver to you this prospectus and to use our reasonable best efforts to complete the exchange offer or to file and cause to become effective a registration statement covering the resale of the exchange notes.

The Exchange Offer	We are offering to exchange up to $500 million principal amount of the exchange notes for an identical principal amount of the outstanding notes. The outstanding notes may be exchanged only in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. The terms of the exchange notes are identical in all material respects to the outstanding notes except that the exchange notes will be registered under the Securities Act and will not be subject to provisions relating to additional interest. Because we have registered the exchange notes, the exchange notes will not be subject to transfer restrictions and holders of exchange notes will have no registration rights.

Resale of Exchange Notes	We believe you may offer, sell or otherwise transfer the exchange notes you receive in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

• you acquire the exchange notes you receive in the exchange offer in the ordinary course of your business;

• you are not participating in, and have no understanding with any person to participate in, the distribution of the exchange notes issued to you in the exchange offer; and

• you are not an affiliate of ours.

Expiration Date	5:00 p.m., New York City time, on November 19, 2007 unless we extend the exchange offer. It is possible that we will extend the exchange offer until all of the outstanding notes are tendered. You may withdraw the outstanding notes you tendered at any time before 5:00 p.m., New York City time, on the expiration date. See “The Exchange Offer — Expiration Date; Extensions; Amendments”.

Withdrawal Rights	You may withdraw the outstanding notes you tender by furnishing a notice of withdrawal to the exchange agent or by complying with applicable Automated Tender Offer Program (ATOP) procedures of The Depositary Trust Company (DTC) at any time before 5:00 p.m., New York City time on the expiration date. See “The Exchange Offer — Withdrawal of Tenders”.

Accrual of Interest on the Outstanding Notes and the Exchange Notes	The exchange notes will bear interest from May 29, 2007 or, if later, from the most recent date of payment of interest on the outstanding notes.

Conditions to the Exchange Offer	The exchange offer is subject to several customary conditions. We will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and may terminate or amend the exchange offer if we determine in our reasonable judgment that the exchange offer violates applicable law, any applicable interpretation of the SEC or its staff or any order of any governmental agency or court of competent jurisdiction. The foregoing conditions are for our sole benefit and may be waived by us. In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for any such outstanding notes:

• at any time the stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part; or

• at any time any stop order is threatened or in effect with respect to the qualification of the indenture governing the notes under the Trust Indenture Act of 1939.

See “The Exchange Offers — Conditions”. We reserve the right to terminate or amend the exchange offer at any time prior to the applicable expiration date upon the occurrence of any of the foregoing events.

Representations and Warranties	By participating in the exchange offer, you represent to us that, among other things:

• you will acquire the exchange notes you receive in the exchange offer in the ordinary course of your business;

• you are not participating in, and have no understanding with any person to participate in, the distribution of the exchange notes issued to you in the exchange offer; and

• you are not an affiliate of ours or, if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

Procedures for Tendering Our Outstanding Notes	To accept the exchange offer, you must send the exchange agent either

• a properly completed and executed letter of transmittal; or

  • a computer-generated message transmitted by means of DTC’s ATOP system that, when received by the exchange agent will form a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal;

and either

• a timely confirmation of book-entry transfer of your outstanding notes into the exchange agent’s account at DTC; or

• the documents necessary for compliance with the guaranteed delivery procedures described below.

Other procedures may apply to holders of certificated notes. For more information, see “The Exchange Offer — Procedures for Tendering”.

Tenders by Beneficial Owners	If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender those outstanding notes in the exchange offer, please contact the registered holder as soon as possible and instruct that holder to tender on your behalf and comply with the instructions in this prospectus.

Guaranteed Delivery Procedures	If you are unable to comply with the procedures for tendering, you may tender your outstanding notes according to the guaranteed delivery procedures described in this prospectus under the heading “The Exchange Offer — Guaranteed Delivery Procedures”.

Acceptance of the Outstanding Notes and Delivery of the Exchange Notes	If the conditions described under “The Exchange Offer — Conditions” are satisfied, we will accept for exchange any and all outstanding notes that are properly tendered before 5:00 p.m., New York City time, on the expiration date.

Effect of Not Tendering	Any of the outstanding notes that are not tendered and any of the outstanding notes that are tendered but not accepted will remain subject to restrictions on transfer. Since the outstanding notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of an exemption from registration. Upon completion of the exchange offer, we will have no further obligation, except under limited circumstances, to provide for registration of the outstanding notes under the federal securities laws. In addition, upon completion of the exchange offer, there may be no market for the outstanding notes that are not tendered for exchange notes, and you may have difficulty selling them.

Federal Income Tax Considerations	We believe the exchange of outstanding notes for exchange notes will not be a taxable transaction for U.S. federal income tax purposes. See “Certain United States Federal Income Tax Considerations” for a discussion of U.S. federal income tax considerations we urge you to consider before tendering the outstanding notes in the exchange offer.

Exchange Agent	U.S. Bank National Association is serving as exchange agent for the exchange offer. The address for the exchange agent is listed under “The Exchange Offer — Exchange Agent”.

The Exchange Notes

The form and terms of the exchange notes to be issued in the exchange offer are the same as the form and terms of the outstanding notes except that the exchange notes will be registered under the Securities Act and, accordingly,

•	will not bear legends restricting their transfer;

•	will not be subject to provisions relating to additional interest;

•	will bear a different CUSIP or ISIN number from the outstanding notes; and

•	will not entitle the holders to registration rights.

The notes issued in the exchange offer will evidence the same debt as the outstanding notes, and both the outstanding notes and the exchange notes will be governed by the same indenture. We define certain capitalized terms used in this summary in the “Description of the Exchange Notes — Certain Definitions” section of this prospectus. The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains more detailed descriptions of the terms and conditions of the exchange notes.

Issuer	Tesoro Corporation

Securities Offered	$500,000,000 aggregate principal amount of 6 1/2% Senior Notes due 2017, Series B.

Maturity Date	The outstanding notes will mature on June 1, 2017.

Interest Payment Dates	June 1 and December 1 of each year, commencing on December 1, 2007.

Ranking	The exchange notes will be guaranteed, jointly and severally, on a senior unsecured basis, by certain of our existing and future subsidiaries. See “Description of the Exchange Notes — Guarantees”.

• effectively subordinate to all of our existing and future secured indebtedness, including indebtedness under our credit facility, to the extent of the collateral securing such indebtedness;

• effectively subordinate to all existing and future indebtedness and other liabilities of our non-guarantor subsidiaries (other than indebtedness and liabilities owed to us);

• pari passu in right of payment to all of our existing and future senior unsecured indebtedness; and

• senior in right of payment to all of our existing and future subordinated indebtedness, including our obligations under our Junior Subordinated Notes due 2012.

As of June 30, 2007, we (excluding our subsidiaries) had total indebtedness of approximately $1.8 billion, including approximately $250 million of secured indebtedness and $110 million of subordinated indebtedness, and the notes would have been effectively subordinated to $183 million of indebtedness and other liabilities (including trade payables) of our non-guarantor subsidiaries.

Subsidiary Guarantees	The exchange notes initially will be jointly and severally guaranteed on a senior unsecured basis by substantially all of our domestic subsidiaries. In the future, the guarantees may be released or terminated under certain circumstances. Each subsidiary guarantee will rank:

  • effectively subordinate to all existing and future secured indebtedness of the guarantor subsidiary, including its guarantee of indebtedness under our credit facility, to the extent of the collateral securing such indebtedness;

• pari passu in right of payment to all existing and future senior unsecured indebtedness of the guarantor subsidiary; and

• senior in right of payment to all existing and future subordinated indebtedness of the guarantor subsidiary.

Not all of our subsidiaries will guarantee the notes. As of June 30, 2007, our guarantor subsidiaries would have had $27 million of indebtedness outstanding in the form of capital leases.

Optional Redemption	At any time prior to June 1, 2010, we may redeem up to 35% of the exchange notes with the net cash proceeds of certain equity offerings at the redemption price set forth under “Description of the Notes — Optional Redemption”.

At any time prior to June 1, 2012, we may redeem the exchange notes, in whole or in part, at a “make whole” redemption price, plus accrued and unpaid interest and additional interest, if any, to the date of redemption. On and after June 1, 2012, we may redeem the exchange notes, in whole or in part, at the redemption prices set forth under “Description of the Notes — Optional Redemption”.

Mandatory Offer to Repurchase	If a Change of Control Triggering Event occurs, we must offer to repurchase the exchange notes at the redemption price set forth under “Description of the Notes — Repurchase at the Option of Holders — Change of Control Triggering Event”.

Absence of Established Market for the Notes	The exchange notes will be new securities for which there is currently no market. Although the initial purchasers have informed us that they intend to make a market in the exchange notes, they are not obligated to do so and may discontinue market-making activities at any time without notice. Accordingly, we cannot assure you that a liquid market for the exchange notes will develop or be maintained. We have agreed to seek to have the exchange notes made eligible for trading in the PORTAL Market.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

Risk Factors

You should carefully consider all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors” beginning on page 19 in evaluating an investment in the exchange notes and participation in the exchange offer.

The Transactions

Acquisition of the Shell Assets.  On May 10, 2007, we acquired (the “Shell Acquisition”) from Shell Oil Products US (“Shell”) a 100,000 bpd refinery and a 42,000 bpd refined products terminal located south of Los Angeles, California along with a network of 278 Shell-branded retail stations (128 are company-operated) located throughout Southern California (collectively, the “Shell Assets”). The Shell Acquisition included a long-term agreement allowing us to continue to operate the retail stations under the Shell® brand. The purchase price for the Shell Assets was $1.82 billion (which includes $256 million for petroleum inventories and direct costs of $13 million). Shell, subject to certain limitations, retained certain obligations, responsibilities, liabilities, costs and expenses, including environmental matters arising out of the pre-closing operations of the Shell Assets. We assumed certain obligations, responsibilities, liabilities, costs and expenses arising out of or incurred in connection with decrees, orders and settlements Shell entered into with governmental and non-governmental entities prior to closing.

Related Financing Transactions.  We financed the Shell Acquisition (including fees and expenses of $30 million) with $632 million of cash on hand and the proceeds from the following financing transactions:

•	the borrowing of $500 million under our amended and restated $1.75 billion credit agreement (the “amended credit agreement”); and

•	the borrowing of $700 million under our 364-day term loan (the “364-day term loan”).

In this prospectus, we refer to the proceeds from our amended credit agreement and the 364- day term loan as the “Financing Transactions”.

On May 29, 2007 we issued and sold $500 million of the outstanding notes. The net proceeds from the offering of the outstanding notes, together with approximately $205 million of cash on hand, was used to repay our borrowings under our 364-day term loan. Our 364-day term loan was terminated upon repayment on May 29, 2007.

In this prospectus, the Shell Acquisition, the Financing Transactions and the use of proceeds therefrom, together with the use of approximately $205 million of cash on hand, and the offering of the outstanding notes are collectively referred to herein as the “Transactions”.

Tesoro was incorporated in Delaware in 1968. Our principal executive offices are located at 300 Concord Plaza Drive, San Antonio, Texas 78216-6999, our telephone number is (210) 828-8484. Tesoro maintains a website at http://www.tsocorp.com. Information contained on this website does not constitute part of this prospectus.

Summary Combined Financial Information

The following unaudited pro forma combined statement of operations data gives effect to the Transactions as if each had occurred on January 1, 2006. The unaudited pro forma combined financial information does not include the acquisition of the USA Petroleum assets on a pro forma basis, as it is insignificant to our financial position and results of operations. The USA Petroleum acquisition was completed on May 1, 2007 and included 138 USA® retail stations located primarily in California. The purchase price of the assets and the USA® brand of $285 million was paid in cash (including $15 million for inventories and direct costs of $3 million). The unaudited pro forma combined statement of operations data for the six months ended June 30, 2007 contains the actual results of the Shell Assets and the USA Petroleum assets during our ownership from their respective acquisition dates. The balance sheet data reflect the Transactions, all of which occurred in May 2007.

The unaudited pro forma combined statement of operations data is based on assumptions that we believe are reasonable and are intended for informational purposes only. They are not necessarily indicative of the results of operations that would have actually occurred had the Shell Acquisition taken place for the periods presented. The unaudited pro forma combined statements of operations data does not reflect any benefits from potential cost savings or revenue enhancements resulting from the integration of the operations of the Shell Assets. The unaudited pro forma combined statements of operations data contain allocations of corporate overhead included within the historical Shell Assets’ financial statements totaling $51 million and $21 million for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. We believe the actual incremental corporate overhead that we will incur will be less than the allocated amounts.

The following combined financial information should be read in conjunction with our historical consolidated financial statements, including Management’s Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference in this prospectus, the “Unaudited Pro Forma Combined Financial Statements” included herein, and the financial statements of the Shell Los Angeles Refinery and Other Associated Assets incorporated by reference in this prospectus.

	Pro Forma Combined
	Year Ended	Six Months
	December 31,	Ended
	2006	June 30, 2007
	(Dollars in millions)
	(Unaudited)

Statement of Operations Data:
Revenues	$20,978	$10,352
Costs and Expenses:
Costs of sales and operating expenses	18,936	9,078
Selling, general and administrative expenses	176	142
Depreciation and amortization	323	185
Loss on assets disposals and impairment	50	5

Operating Income	1,493	942

Interest and financing costs	(144)	(71)
Interest income and other	4	10

Earnings Before Income Taxes	1,353	881
Income tax provision	514	332

Net Earnings	$839	$549

Historical
June 30, 2007
(Dollars in millions)
(Unaudited)

Balance Sheet Data:
Cash and cash equivalents	$169
Property, plant and equipment, net	$4,454
Total assets	$8,224
Total liabilities	$5,147
Total stockholders’ equity	$3,077

Selected Historical Financial Data of Tesoro Corporation

The following tables set forth certain of our selected condensed consolidated financial data. In the opinion of our management, all adjustments, consisting of only normal recurring adjustments necessary for a fair presentation of the unaudited financial data as of and for the six months ended June 30, 2006 and 2007 have been reflected therein. Operating results for the six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the full year. Share and per share data for all periods presented reflect the effect of a two-for-one stock split effected in the form of a stock dividend in May 2007. You should read the information in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements of Tesoro Corporation included in the filings incorporated by reference in this prospectus.

	Year Ended December 31,									Six Months Ended June 30,
	2002(a)	2003		2004		2005		2006		2006		2007(a)
	(Dollars in millions, except per share amounts)

Statement of Operations Data:
Revenues
Refining	$6,761	$8,468		$12,052		$16,369		$17,887		$8,709		$9,343
Retail	1,052	918		994		1,085		1,204		579		1,006
Marine services(b)	132	156		—		—		—		—		—
Intersegment sales from refining to retail	(826)	(696)		(784)		(873)		(987)		(482)		(869)

Total revenues	$7,119	$8,846		$12,262		$16,581		$18,104		$8,806		$9,480

Costs of sales and expenses
Refining	5,758	7,242		10,298		14,132		15,162		7,396		7,281
Retail	1,047	883		978		1,090		1,203		590		1,006
Marine services(b)	127	147		—		—		—		—		—
Corporate	66	74		105		127		125		64		113
Depreciation and amortization	131	148		154		186		247		120		158
Loss on asset disposals and impairments	9	17		14		19		50		12		5

Total costs of sales and expenses	7,138	8,511		11,549		15,554		16,787		8,182		8,563

Operating income (loss)	(19)	335		713		1,027		1,317		624		917
Interest and financing costs	(166)	(213)		(171)		(211)		(77)		(41)		(47)
Interest income and other	4	1		5		15		46		17		25

Earnings (loss) before income taxes	(181)	123		547		831		1,286		600		895
Income tax provision (benefit)	(64)	47		219		324		485		231		336

Net earnings (loss)(c)	$(117)	$76		$328		$507		$801		$369		$559

Net earnings (loss) per share:
Basic	$(0.97)	$0.59		$2.50		$3.72		$5.89		$2.70		$4.13
Diluted	$(0.97)	$0.58		$2.38		$3.60		$5.73		$2.63		$4.02
Dividends per share(d)	$—	$—		—		$0.10		$0.20		$0.10		$0.15
Other Data:
Cash flows from operating activities	$58	$447		$681		$758		$1,139		$409		$881
Cash flows used in investing activities	(941)	(70)		(174)		(254)		(430)		(143)		(2,413)
Cash flows from (used in) financing activities(d)(e)(f)	941	(410)		(399)		(249)		(163)		(86)		715

Increase (decrease) in cash and cash equivalents	$58	$(33)		$108		$255		$546		$180		$(817)

Ratio of earnings to fixed charges(g)	(g )	1.5	x	3.6	x	4.1	x	10.2	x	9.8	x	10.9	x
Total consolidated EBITDA(h)	$112	$483		$867		$1,213		$1,569		$749		$1,075

	Year Ended December 31,					Six Months Ended June 30,
	2002(a)	2003	2004	2005	2006	2006	2007(a)
	(Dollars in millions, except per share amounts)

Capital expenditures(i)
Refining	$151	$97	$167	$214	$401	$143	$307
Retail	41	1	3	6	5	1	2
Marine Services(b)	2	1	—	—	—	—	—
Corporate	10	2	9	42	47	8	20

Total capital expenditures	$204	$101	$179	$262	$453	$152	$329

Balance Sheet Data (end of period):
Cash and cash equivalents	$110	$77	$185	$440	$986	$620	$169
Working capital	446	337	400	713	1,139	1,009	494
Property, plant and equipment, net	2,303	2,252	2,304	2,467	2,687	2,514	4,454
Total assets	3,759	3,661	4,075	5,097	5,904	5,600	8,224
Total debt(f)	1,977	1,609	1,218	1,047	1,046	1,042	1,787
Stockholders’ equity(j)	888	965	1,327	1,887	2,502	2,197	3,077

(a)	Financial results of operations acquired in 2007 and 2002 have been included in the amounts above since their respective acquisition dates.

(b)	In December 2003, we sold substantially all of the Marine Services physical assets.

(c)	We have incurred charges that affect the comparability of the periods presented. During 2006, 2005 and 2004, we incurred charges for the Washington refinery delayed coker project termination, debt prepayment and refinancing, and retirement benefits (see “Results of Operations” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the filings incorporated by reference herein). In 2003, we incurred charges of $23 million after-tax for the write-off of unamortized debt issuance costs, $6 million after-tax for losses on the sale of marine services assets and certain retail asset impairments, $6 million after-tax for voluntary early retirement benefits and $6 million for the termination of our funded executive security plan. In 2002, we incurred charges for bridge financing fees associated with the acquisition of the Golden Eagle refinery of $8 million after-tax, losses on asset sales and impairment of goodwill of $5 million after-tax, and severance and integration costs of $5 million after-tax. Our 2002 results also included income tax refund claims which reduced previously recognized income tax credits by $6 million and a LIFO inventory liquidation resulting in decreased costs of sales of $3 million after-tax.

(d)	We began paying a quarterly dividend in June 2005. Prior to 2005, we had not paid dividends since 1986.

(e)	During 2006, we repurchased 2.4 million shares of our common stock for $148 million in connection with our share repurchase program.

(f)	See “The Transactions” on page 11 for financing and debt repayment information during 2007. During 2005, we voluntarily prepaid the remaining $96 million of senior secured term loans and refinanced nearly $1 billion of outstanding senior notes through a $900 million notes offering and a $92 million prepayment of debt. During 2004, we voluntarily prepaid the $297.5 million of outstanding senior subordinated notes and $100 million of senior secured term loans. During 2003, we reduced total debt by $377 million primarily through voluntary prepayments. In 2002, we borrowed $892 million and completed a public offering of 23 million shares primarily to fund the acquisition of the Golden Eagle refinery.

(g)	For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of pretax income from continuing operations plus fixed charges (excluding capitalized interest). “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense and that portion of rental expense on operating leases deemed to be the equivalent of interest. For the year ended December 31, 2002, fixed charges exceeded earnings by $184 million.

(h)	EBITDA represents earnings before interest and financing costs, interest income and other, income taxes, and depreciation and amortization. We present EBITDA because we believe some investors and analysts use EBITDA to help analyze our cash flow including our ability to satisfy principal and interest obligations with respect to our indebtedness and to use cash for other purposes, including capital expenditures. EBITDA is also used by some investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA is also used by management for internal analysis and as a component of the fixed charge coverage financial covenant in our amended credit agreement. EBITDA should not be considered as an alternative to net earnings, earnings before income taxes, cash flows from operating activities or any other measure of financial performance presented in accordance with accounting principles generally accepted in the United States of America. EBITDA may not be comparable to similarly titled measures used by other entities. Our historical EBITDA reconciled to net cash from operating activities was (in millions):

	Year Ended December 31,					Six Months Ended June 30,
	2002(a)	2003	2004	2005	2006	2006	2007(a)
	(Dollars in millions)

Consolidated EBITDA
Net cash from operating activities	$58	$447	$681	$758	$1,139	$409	$881
Changes in assets and liabilities	(5)	(96)	(45)	67	84	141	(107)
Excess tax benefits from stock-based compensation arrangements	—	—	4	27	17	15	13
Deferred income taxes	(3)	(55)	(103)	(77)	(105)	(43)	(19)
Stock-based compensation	—	—	(14)	(26)	(22)	(14)	(38)
Loss on asset disposals and impairments	(9)	(17)	(14)	(19)	(50)	(12)	(5)
Amortization and write-off of debt issuance costs and discounts	(27)	(55)	(27)	(37)	(15)	(7)	(8)
Depreciation and amortization	(131)	(148)	(154)	(186)	(247)	(120)	(158)

Net earnings (loss)	$(117)	$76	$328	$507	$801	$369	$559
Add income tax provision (benefit)	(64)	47	219	324	485	231	336
Less interest income and other	(4)	(1)	(5)	(15)	(46)	(17)	(25)
Add interest and financing costs	166	213	171	211	77	41	47

Operating income (loss)	(19)	335	713	1,027	1,317	624	917
Add depreciation and amortization	131	148	154	186	247	120	158
Add gain on partnership sale(k)	—	—	—	—	5	5	—

Consolidated EBITDA	$112	$483	$867	$1,213	$1,569	$749	$1,075

Historical EBITDA as presented above differs from EBITDA as defined under our credit agreement. The primary differences are non-cash postretirement benefit costs and loss on asset disposals and impairments, which are added to net earnings under the credit agreement EBITDA calculations.

(i)	Capital expenditures exclude amounts for refinery turnaround spending and other maintenance costs.

(j)	During 2002, we completed a public offering of 23 million shares of common stock to partially fund the acquisition of the Golden Eagle refinery.

(k)	Represents a gain of $5 million associated with the sale of our leased corporate headquarters by a limited partnership in which we were a 50% limited partner.

Summary Operating Data of Tesoro Corporation

						Six Months
						Ended
	Year Ended December 31,					June 30,
	2002	2003	2004	2005	2006	2007

Refinery Throughput (thousands of bpd)(a)
California
Golden Eagle(b)	95	156	153	165	165	140
Los Angeles(c)	—	—	—	—	—	25
Pacific Northwest
Washington	104	112	117	111	111	124
Alaska	53	49	57	60	56	59
Mid-Pacific
Hawaii	82	80	84	83	85	85
Mid-Continent
North Dakota	51	48	56	58	56	57
Utah	50	43	53	53	56	49

Total refining throughput	435	488	520	530	529	539

Refining Yield (thousands of bpd)(a)
California(b)(c)
Gasoline and gasoline blendstocks	62	99	96	93	96	85
Jet fuel	—	—	—	—	—	4
Diesel fuel	22	38	38	49	49	43
Heavy oils, residual products and other	16	29	28	31	30	43

Total	100	166	162	173	175	175

Pacific Northwest
Gasoline and gasoline blendstocks	68	72	74	74	67	80
Jet fuel	28	26	31	31	31	30
Diesel fuel	24	26	27	25	27	34
Heavy oils, residual products and other	42	42	47	46	47	45

Total	162	166	179	176	172	189

Mid-Pacific
Gasoline and gasoline blendstocks	20	19	21	20	20	21
Jet fuel	26	23	24	26	26	25
Diesel fuel	12	14	15	12	13	15
Heavy oils, residual products and other	25	25	26	26	27	25

Total	83	81	86	84	86	86

Mid-Continent
Gasoline and gasoline blendstocks	54	49	60	61	62	60
Jet fuel	10	9	11	11	11	10
Diesel fuel	29	25	30	32	32	30
Heavy oils, residual products and other	12	11	12	12	11	10

Total	105	94	113	116	116	110

Total Refining Yield
Gasoline and gasoline blendstocks	204	239	251	248	245	246
Jet fuel	64	58	66	68	68	69
Diesel fuel	87	103	110	118	121	122
Heavy oils, residual products and other	95	107	113	115	115	123

Total	450	507	540	549	549	560

						Six Months
						Ended
	Year Ended December 31,					June 30,
	2002	2003	2004	2005	2006	2007
	(Dollars in millions, except per barrel amounts)

Gross Refining Margin (after inventory changes)(d)	$699	$1,196	$1,706	$2,246	$2,631	$1,733
Refining Margin ($/throughput barrel)(e)
California
Gross refining margin	$6.41	$9.63	$13.98	$17.88	$19.51	$24.65
Manufacturing cost before depreciation and amortization	$4.17	$4.41	$5.07	$5.56	$5.57	$7.83
Pacific Northwest
Gross refining margin	$4.09	$6.19	$7.99	$9.68	$11.61	$16.30
Manufacturing cost before depreciation and amortization	$2.05	$2.26	$2.38	$2.74	$2.88	$2.80
Mid-Pacific
Gross refining margin	$2.85	$3.30	$5.30	$6.25	$6.59	$5.42
Manufacturing cost before depreciation and amortization	$1.39	$1.39	$1.51	$1.85	$1.84	$1.97
Mid-Continent
Gross refining margin	$4.17	$5.68	$7.02	$10.10	$14.16	$20.88
Manufacturing cost before depreciation and amortization	$2.22	$2.52	$2.28	$2.73	$2.96	$3.08
Total
Gross refining margin	$4.38	$6.73	$9.12	$11.81	$13.82	$17.92
Manufacturing cost before depreciation and amortization	$2.43	$2.85	$3.01	$3.48	$3.57	$4.26
Average Number of Retail Stations (during the period)(f)
Company-operated	260	229	222	213	204	273
Branded jobber/dealer	419	346	316	281	261	315

Total average retail stations	679	575	538	494	465	588

(a)	We experienced reduced throughput and yield levels during scheduled maintenance turnarounds for the following refineries: the Los Angeles refinery during the second quarter of 2007; the Golden Eagle and Utah refineries during the first quarter of 2007; the Golden Eagle, Washington and Alaska refineries during 2006; the Golden Eagle, Washington and Hawaii refineries during 2005; the Golden Eagle refinery during 2004; the Alaska, North Dakota and Utah refineries in 2003; and the Washington refinery in 2002.

(b)	Volumes for 2002 include amounts from the Golden Eagle refinery since we acquired it on May 17, 2002, averaged over 365 days. Throughput and yield for the Golden Eagle refinery averaged over the 229 days of operation that we owned it were 151,000 bpd and 160,000 bpd, respectively.

(c)	Volumes and margins for 2007 include amounts for the Los Angeles refinery since acquisition on May 10, 2007 averaged over the six month period presented. Throughput and yield averaged over the 51 days of operation were 89,000 bpd and 103,000 bpd, respectively.

(d)	Gross refining margin is calculated as revenues less costs of feedstocks, purchased refined products, transportation and distribution. Gross refining margin approximates total refining segment throughput times gross refining margin per barrel, adjusted for changes in refined product inventory due to selling a volume and mix of product that is different than actual volumes manufactured. The adjustment for changes in refined product inventory resulted in a decrease in gross refining margin of $37 million in both 2006 and 2005, $30 million in 2004, $3 million in 2003 and an increase in gross margin of $4 million in 2002. During the six months ended June 30, 2007, the adjustments for changes in refined product inventory resulted in a decrease in gross refining margin of $14 million. Gross refining margin also includes the effect of intersegment sales to the retail segment at prices which approximate market.

(e)	Management uses gross refining margin per barrel to evaluate performance, allocate resources and compare profitability to other companies in the industry. Gross refining margin per barrel is calculated by dividing gross refining margin before inventory changes by total refining throughput and may not be calculated similarly by other companies. Management uses manufacturing costs per barrel to evaluate the efficiency of refinery operations. Manufacturing costs per barrel is calculated by dividing manufacturing costs by total refining throughput and may not be comparable to similarly titled measures used by other companies. Investors and analysts use these financial measures to help analyze and compare companies in the industry on the basis of operating performance. These financial measures should not be considered as alternatives to segment operating income, revenues, costs of sales and operating expenses or any other measure of financial performance presented in accordance with accounting principles generally accepted in the United States of America.

(f)	In May 2007, we acquired 416 company-operated and branded jobber/dealer retail stations in connection with our acquisitions of the Shell Assets and the USA Petroleum assets. As of June 30, 2007, our retail network totaled 891 branded retail stations comprising 453 Company-operated retail stations and 438 jobber/dealer stations.

RISK FACTORS

You should carefully consider the risks described below before making a decision to participate in the exchange offer. We believe these are all the material risks currently facing our business. Our business, financial condition, results of operations and cash flows could be materially adversely affected by these risks. You should carefully consider the factors described below in addition to the remainder of this prospectus and the information incorporated by reference before tendering your outstanding notes.

Risks related to the notes

If you do not properly tender or you cannot tender your outstanding notes, your ability to transfer the outstanding notes will be adversely affected.

We will issue exchange notes only in exchange for outstanding notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes and you should carefully follow the instructions on how to tender your outstanding notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of the outstanding notes. If you do not tender your outstanding notes or if we do not accept your outstanding notes because you did not tender your outstanding notes properly, then, after we consummate the exchange offer, you will continue to hold outstanding notes that are subject to the existing transfer restrictions. In addition, if you tender your outstanding notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

We are a holding company, and we are dependent on the ability of our subsidiaries to distribute funds to us.

Tesoro Corporation is a holding company and conducts substantially all of its operations through subsidiaries. Our only significant assets are the capital stock of our subsidiaries. As a holding company, we are dependent on distributions of funds from our subsidiaries to meet our debt service and other obligations, including the payment of principal and interest on the notes. Our subsidiaries may not generate sufficient cash from operations to enable us to make payments on our indebtedness, including the notes. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, applicable state corporate laws, other laws and regulations and contractual restrictions. Furthermore, claims of creditors of our existing and future subsidiaries that are not guarantors, including trade creditors of, and banks and other lenders to, those subsidiaries, generally will have priority with respect to the assets and earnings of those subsidiaries over the claims of our creditors, including the holders of the notes. If we are unable to obtain funds from our subsidiaries as a result of restrictions under our other debt instruments, state law or otherwise, we may not be able to pay interest or principal on the notes when due, or to redeem the notes upon a change of control, and we cannot assure you that we will be able to obtain the necessary funds from other sources.

The notes will be effectively subordinated to our and our subsidiary guarantors’ indebtedness under our amended credit agreement and our foreign crude oil letter of credit agreement to the extent of the value of the property securing such indebtedness.

The notes and the guarantees will be effectively subordinated to our and our subsidiary guarantors’ indebtedness under our amended credit agreement and our foreign crude oil letter of credit agreement, to the extent of the collateral securing such indebtedness. As of June 30, 2007, we had $250 million in borrowings and $227 million in letters of credit outstanding under our amended credit agreement and total unused credit availability of $1.3 billion, or 74% of the eligible borrowing base. As of June 30, 2007, we had $191 million in letters of credit outstanding under the foreign crude oil letter of credit agreement, resulting in total unused credit availability of $59 million or 24% of total capacity under this credit agreement. The effect of this is that upon a default in payment on, or the acceleration of, any indebtedness under either our amended credit agreement or our foreign crude oil letter of credit agreement, or in the event of our, or our subsidiary guarantors’, bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding, the proceeds from the sale of the collateral that secures our amended credit agreement and our foreign crude oil letter of credit agreement will be available to pay obligations on the notes offered hereby only after all indebtedness under our amended credit agreement and our foreign crude oil letter of credit agreement, as applicable, has been paid in full.

Your right to receive payments on the notes and guarantees is unsecured and will be effectively subordinated to our and our subsidiaries’ existing and future secured indebtedness.

The notes will be general unsecured senior obligations of us and our subsidiary guarantors, effectively junior to any secured debt that we and our subsidiary guarantors have and may have in the future to the extent of the value of the assets securing that debt. In the event of liquidation, dissolution, reorganization, bankruptcy or any similar proceeding regarding our assets or the assets of our subsidiary guarantors, whether voluntarily or involuntarily instituted, the holders of our or our subsidiary guarantors’ secured debt will be entitled to be paid from our or their assets, as applicable, before any payment may be made with respect to the exchange notes or the subsidiary guarantees. If any of the foregoing events occurs, we cannot assure you that we or our subsidiary guarantors will have sufficient assets to pay amounts due on our and our subsidiary guarantors’ secured debt, the notes and the subsidiary guarantees. As a result, the holders of the notes may receive less, ratably, than the holders of secured debt in the event of our or our subsidiary guarantors’ liquidation, dissolution, reorganization, bankruptcy or other similar occurrence.

Not all of our subsidiaries guarantee will guarantee the notes and, under certain circumstances, the subsidiary guarantees will be released.

Certain of our subsidiaries will not guarantee the exchange notes. Additionally, under the terms of the indenture governing the notes, under certain circumstances, some or all of the guarantors may cease to guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. As a result, the notes will be effectively subordinated to the debt and other liabilities of our non-guarantor subsidiaries. As of June 30, 2007, the notes were effectively subordinated to approximately $183 million of indebtedness and other liabilities (including trade payables) of our non-guarantor subsidiaries. As of June 30, 2007, our non-guarantor subsidiaries held approximately 2.8% of our consolidated assets.

If a subsidiary does not have outstanding or guarantee specified indebtedness at any time, the note guarantee of such subsidiary will be released. If all of the subsidiary guarantors are released from their guarantees of these notes, our subsidiaries will have no obligation to pay any amounts due on the notes or to provide Tesoro with funds for the payment of its obligations. In the event of the release of any subsidiary guarantor’s guarantee, Tesoro’s right, as an equity holder of such subsidiary, to receive any assets of such subsidiary upon its liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors.

We may be able to incur substantially more debt.

We may be able to incur substantial indebtedness in the future. The terms of the indenture governing the notes do not fully prohibit us from doing so. If we incur any additional indebtedness that ranks equally with the notes, the holders of that debt will be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of Tesoro. If new debt is added to our current debt levels, the related risks we face will increase.

The indenture governing the notes allows us to make substantial repurchases of common stock from our stockholders and permits us to distribute capital stock of our subsidiaries to the holders of our common stock.

Under the terms of the indenture governing the notes, we may be able to make substantial repurchases of common stock from our stockholders. The indenture does not restrict us from repurchasing our common stock so long as the notes are rated Ba2 or better by Moody’s and BB or better by Standard & Poor’s and our leverage ratio is equal to or less than 2 to 1. It is possible that if we do make substantial repurchases of common stock from our stockholders, we will not have sufficient funds to meet our payment obligations on our debt, including the notes. In addition to stock repurchases, under the terms of the indenture, we may distribute shares of our subsidiaries to our stockholders under certain circumstances, including compliance with certain coverage ratios under the indenture.

Our debt instruments impose restrictions on us that may adversely affect our ability to operate our business.

Our ability to comply with the specified financial covenants under our amended credit agreement as they currently exist or as they may be amended, may be affected by many events beyond our control and our future operating results may not allow us to comply with the covenants, or in the event of a default, to remedy that default. Our failure to comply with those financial covenants or to comply with the other restrictions contained in our amended credit agreement could result in a default, which could cause that indebtedness (and by reason of cross-default provisions, indebtedness under the indenture governing the notes and our existing notes and other indebtedness) to become immediately due and payable. If we are unable to repay those amounts, the lenders under our amended credit agreement could proceed against the collateral granted to them to secure that indebtedness. If those lenders accelerate the payment of the amended credit agreement, we may not be able to pay that indebtedness immediately and continue to operate our business.

The indenture relating to the notes and the indentures relating to our other existing notes contain covenants that restrict, among other things, our ability to:

•	pay dividends and other distributions with respect to our capital stock and purchase, redeem or retire our capital stock;

•	make certain investments;

•	incur additional indebtedness and issue disqualified stock;

•	sell assets;

•	incur liens on our assets;

•	engage in certain mergers or consolidations and transfers of assets; and

•	enter into transactions with affiliates

We may be unable to generate the cash flow to service our debt obligations, including the notes.

We cannot assure you that our business will generate sufficient cash flow, or that we will be able to borrow funds under our amended credit agreement, in an amount sufficient to enable us to service our indebtedness, including the notes, or to make anticipated capital expenditures. Our ability to pay our expenses and satisfy our debt obligations, to refinance our debt obligations and to fund planned capital expenditures will depend on our future performance, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors beyond our control. If we are unable to generate sufficient cash flow from operations or to borrow sufficient funds in the future to service our debt, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our existing debt (including the notes) or obtain additional financing. We cannot assure you that we will be able to refinance our debt, sell assets or borrow more money on terms acceptable to us, if at all. Additionally, our ability to incur additional debt under the covenants contained in our amended credit agreement and our indentures will be restricted.

The subsidiary guarantees could be deemed fraudulent conveyances under certain circumstances, and a court may try to subordinate or avoid the subsidiary guarantees.

Our obligations under the notes initially will be guaranteed on a general unsecured senior subordinated basis by the subsidiary guarantors. Various preference or fraudulent conveyance laws have been enacted for the protection of creditors and may be used by a court to subordinate or avoid any subsidiary guarantee issued by a guarantor. It also is possible that under certain circumstances a court could hold that the direct obligations of a guarantor could be superior to the obligations under its subsidiary guarantee.

To the extent that a court finds that at the time a guarantor entered into a subsidiary guarantee either (1) the subsidiary guarantee was incurred by a guarantor with the intent to hinder, delay or defraud any present or future creditor or that a guarantor contemplated insolvency with a design to favor one or more creditors to the exclusion in whole or in part of others, or (2) the guarantor did not receive fair consideration or reasonably equivalent value for issuing the subsidiary guarantee and, at the time it issued the subsidiary guarantee, the guarantor (a) was insolvent or rendered insolvent by reason of the issuance of the subsidiary guarantee, (b) was engaged or about to engage in a business or transaction for which the remaining assets of the guarantor constituted unreasonably small capital or (c) intended to incur, or believed that it would incur, debts beyond its ability to pay debts as they matured, the court could avoid or subordinate the subsidiary guarantee in favor of the guarantor’s other creditors. Among other things, a legal challenge of a subsidiary guarantee issued by a guarantor on fraudulent conveyance grounds may focus on the benefits, if any, realized by the guarantor as a result of our issuance of the notes. To the extent a subsidiary guarantee is voided as a fraudulent conveyance or held unenforceable for any other reason, the holders of the notes would cease to have any claim as a creditor in respect of that subsidiary guarantor.

We cannot assure you that a court would conclude that the notes and the subsidiary guarantees issued concurrently with the issuance of these notes were incurred for proper purposes and in good faith. We also cannot assure you that a court would conclude that, after giving effect to indebtedness incurred in connection with the issuance of the notes and the issuance of the subsidiary guarantees, Tesoro and the subsidiary guarantors are solvent and will continue to be solvent, will have sufficient capital for carrying on their respective businesses and will be able to pay their debts as they become absolute and mature.

We may not be able to finance a change of control offer as required by the indenture.

Under the indenture, upon the occurrence of a change of control triggering event, we will be required to offer to repurchase all of the notes then outstanding at 101% of the principal amount, plus accrued and unpaid interest and additional interest, if any, to the repurchase date. If a change of control triggering event were to occur today, we would not have the financial resources available to repay all of our debt that would become payable upon a change of control triggering event and to repurchase all of the notes. In addition, if we only were required to repay all of the notes if a change of control triggering event were to occur today, we would not have the financial resources to repurchase all of those notes. We cannot assure you that we will have the financial resources available or that we will be permitted by our debt instruments to fulfill these obligations upon a change of control in the future. See “Description of Other Indebtedness” and “Description of the Notes — Repurchase at the Option of Holders — Change of Control Triggering Event”.

Your ability to transfer your exchange notes may be limited by the absence of an active trading market, and we cannot assure you that any active trading market will develop for your exchange notes.

We do not intend to list the notes on any national securities exchange or to seek the admission thereof to trading in the Nasdaq National Market. The exchange notes are expected to be eligible for trading in the PORTALsm Market. We have been advised by the initial purchasers that the initial purchasers are currently making a market in the outstanding notes. The initial purchasers are not obligated to do so, however, and any market-making activities with respect to the outstanding notes or the exchange notes may be discontinued at any time without notice. In addition, any market-making activity may be limited during the pendency of any shelf registration statement. Accordingly, we cannot assure you that an active public or other market will develop for the exchange notes or as to the liquidity of the trading market for the exchange notes. If a trading market does not develop or is not maintained, you may experience difficulty in reselling your exchange notes or you may be unable to sell them at all. If a market for the exchange notes develops, that market may be discontinued at any time. If a public trading market develops for your exchange notes, future trading prices of the exchange notes will depend on many factors, including among other things, prevailing interest rates, our financial condition and results of operations, and the market for similar notes. Depending on those and other factors, your exchange notes may trade at a discount from their principal amount.

Risks relating to our business

The volatility of crude oil prices, refined product prices and natural gas and electrical power prices may have a material adverse effect on our cash flow and results of operations.

Our earnings and cash flows from our refining and wholesale marketing operations depend on a number of factors, including fixed and variable expenses (including the cost of crude oil and other refinery feedstocks) and the margin above those expenses at which we are able to sell refined products. In recent years, the prices of crude oil and refined products have fluctuated substantially. These prices depend on numerous factors beyond our control, including the global supply and demand for crude oil, gasoline and other refined products, which are subject to, among other things:

•	changes in the global economy and the level of foreign and domestic production of crude oil and refined products;

•	threatened or actual terrorist incidents, acts of war, and other global political conditions;

•	availability of crude oil and refined products and the infrastructure to transport crude oil and refined products;

•	weather conditions, hurricanes or other natural disasters;

•	government regulations; and

•	local factors, including market conditions, the level of operations of other refineries in our markets, and the volume of refined products imports.

Prices for refined products are influenced by the price of crude oil. We do not produce crude oil and must purchase all of our crude oil, the price of which fluctuates on worldwide market conditions. Generally, an increase or decrease in the price of crude oil affects the price of gasoline and other refined products. However, the prices for crude oil and prices for our refined products can fluctuate in different directions based on global market conditions. In addition, the timing of the relative movement of the prices (both among different classes of refined products and among various global markets for similar refined products) as well as the overall change in refined product prices, can reduce profit margins and could have a significant impact on our refining and wholesale marketing operations, earnings and cash flow. Also, crude oil supply contracts are generally term contracts with market-responsive pricing provisions. We purchase our refinery feedstocks weeks before manufacturing and selling the refined products. Price level changes during the period between purchasing feedstocks and selling the manufactured refined products from these feedstocks could have a significant effect on our financial results. We also purchase refined products manufactured by others for sale to our customers. Price level changes during the periods between purchasing and selling these refined products also could have a material adverse effect on our business, financial condition and results of operations.

Volatile prices for natural gas and electrical power used by our refineries and other operations have affected manufacturing and operating costs. Natural gas and electricity prices have been and will continue to be affected by supply and demand for fuel and utility services in both local and regional markets.

The dangers inherent in our operations and the potential limits on insurance coverage could expose us to potentially significant liability costs.

Our operations are subject to hazards and risks inherent in refining operations and in transporting and storing crude oil and refined products, such as fires, natural disasters, explosions, pipeline ruptures and spills and mechanical failure of equipment at our or third-party facilities, any of which can result in damage to our properties and the properties of others. A serious accident could also result in serious injury or death to our employees or contractors and could expose us to significant liability for personal injury claims and reputational risk. In addition, we operate seven petroleum refineries, any of which could experience a major accident, be damaged by severe weather or other natural disaster, or otherwise be forced to shut down. Any such unplanned shutdown could have a material adverse effect on our business, financial condition and results of operations. While we carry property, casualty and business interruption insurance, we do not maintain insurance coverage against all potential losses, and we could suffer losses for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

Our business is impacted by risks inherent in refining operations.

The operation of refineries, pipelines and refined products terminals is inherently subject to spills, discharges or other releases of petroleum or hazardous substances. If any of these events had previously occurred or occurs in the future in connection with any of our refineries, pipelines or refined products terminals, or in connection with any facilities to which we sent wastes or by-products for treatment or disposal, other than events for which we are indemnified, we could be liable for all costs and penalties associated with their remediation under federal, state and local environmental laws or common law, and could be liable for property damage to third parties caused by contamination from releases and spills. The penalties and clean-up costs that we may have to pay for releases or spills, or the amounts that we may have to pay to third parties for damage to their property, could be significant and the payment of these amounts could have a material adverse effect on our business, financial condition and results of operations.

We operate in environmentally sensitive coastal waters, where tanker, pipeline and refined product transportation operations are closely regulated by federal, state and local agencies and monitored by environmental interest groups. Our California, Mid-Pacific and Pacific Northwest refineries import crude oil feedstocks by tanker. Transportation of crude oil and refined products over water involves inherent risk and subjects us to the provisions of the Federal Oil Pollution Act of 1990 and state laws in California, Hawaii, Washington and Alaska. Among other things, these laws require us to demonstrate in some situations our capacity to respond to a “worst case discharge” to the maximum extent possible. We have contracted with various spill response service companies in the areas in which we transport crude oil and refined products to meet the requirements of the Federal Oil Pollution Act of 1990 and state laws. However, there may be accidents involving tankers transporting crude oil or refined products, and response services may not respond to a “worst case discharge” in a manner that will adequately contain that discharge, or we may be subject to liability in connection with a discharge.

Our operations are subject to general environmental risks, expenses and liabilities which could affect our results of operations.

From time to time we have been, and presently are, subject to litigation and investigations with respect to environmental and related matters, including product liability claims related to the oxygenate MTBE. We may become involved in further litigation or other proceedings, or we may be held responsible in any existing or future litigation or proceedings, the costs of which could be material.

We have in the past operated retail stations with underground storage tanks in various jurisdictions, and currently operate retail stations that have underground storage tanks in 17 states in the mid-continental and western United States. Federal and state regulations and legislation govern the storage tanks, and compliance with these requirements can be costly. The operation of underground storage tanks also poses certain other risks, including damages associated with soil and groundwater contamination. Leaks from underground storage tanks which may occur at one or more of our retail stations, or which may have occurred at our previously operated retail stations, may impact soil or groundwater and could result in fines or civil liability for us.

Consistent with the experience of other U.S. refineries, environmental laws and regulations have raised operating costs and require significant capital investments at our refineries. We believe that existing physical facilities at our refineries are substantially adequate to maintain compliance with existing applicable laws and regulatory requirements. However, potentially material expenditures could be required in the future. For example, we may be required to comply with evolving environmental, health and safety laws, regulations or requirements that may be adopted or imposed in the future. We also may be required to address information or conditions that may be discovered in the future and that require a response.

Assembly Bill 32, a California bill that creates a statewide cap on greenhouse gas emissions and requires that the state return to 1990 emission levels by 2020, was passed by the California legislature and was signed by Governor Schwarzenegger on September 27, 2006. The bill focuses on using market mechanisms, such as offsets and cap-and-trade programs, to achieve the targets. Regulations under the bill have not yet been promulgated. The bill specifies that any established greenhouse gas allowances will be assigned to the entity regulated under the cap. Implementation is slated to begin January 1, 2010 with full implementation to occur by 2020. The implementation and implications of this legislation will take many years to realize, and we cannot predict at this time what impact, if any, this legislation will have on our business.

Currently, various legislative and regulatory measures to address greenhouse gas emissions (including carbon dioxide, nitrogen oxides and sulfur dioxide) are in various phases of discussion or implementation. These include proposed federal legislation and state actions to develop statewide or regional programs, each of which have imposed or would impose reductions in greenhouse gas emissions. These actions could result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls on our facilities and (iii) administer and manage any greenhouse gas emissions program. These actions could also impact the consumption of refined products, thereby affecting our operations.

We are subject to interruptions of supply and increased costs as a result of our reliance on third-party transportation of crude oil and refined products.

Our Washington refinery receives all of its Canadian crude oil and delivers a high proportion of its gasoline, diesel and jet fuel through third-party pipelines and the balance through marine vessels. Our Hawaii and Alaska refineries receive most of their crude oil and transport a substantial portion of refined products through ships and barges. Our Utah refinery receives substantially all of its crude oil and delivers substantially all of its refined products through third-party pipelines. Our North Dakota refinery delivers substantially all of its refined products through a third-party pipeline system. Our Golden Eagle refinery receives approximately one-third of its crude oil through pipelines and the balance through marine vessels. Substantially all of our Golden Eagle refinery’s production is delivered through third-party pipelines, ships and barges. Our Los Angeles refinery receives California crudes through third-party pipelines and the balance of its crude supply through marine vessels. Approximately two-thirds of our Los Angeles refinery production is delivered through third-party pipelines, terminals, ships and barges. In addition to environmental risks discussed above, we could experience an interruption of supply or an increased cost to deliver refined products to market if the ability of the pipelines or vessels to transport crude oil or refined products is disrupted because of accidents, governmental regulation or third-party action. A prolonged disruption of the ability of a pipeline or vessels to transport crude oil or refined product could have a material adverse effect on our business, financial condition and results of operations.

Terrorist attacks and threats or actual war may negatively impact our business.

Our business is affected by global economic conditions and fluctuations in consumer confidence and spending, which can decline as a result of numerous factors outside of our control, such as actual or threatened terrorist attacks and acts of war. Terrorist attacks, as well as events occurring in response to or in connection with them, including future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions impacting our suppliers or our customers or energy markets in general, may adversely impact our operations. As a result, there could be delays or losses in the delivery of supplies and raw materials to us, delays in our delivery of refined products, decreased sales of our refined products and extension of time for payment of accounts receivable from our customers. Strategic targets such as energy-related assets (which could include refineries such as ours) may be at greater risk of future terrorist attacks than other targets in the United States. These occurrences could significantly impact energy prices, including prices for our crude oil and refined products, and have a material adverse impact on the margins from our refining and wholesale marketing operations. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. Any one of, or a combination of, these occurrences could have a material adverse effect on our business, financial condition and results of operations.

The anticipated benefits of the Shell Acquisition may not be realized.

We made the Shell Acquisition with the expectation of various benefits including, among other things, benefits relating to enhanced revenues, a strengthened marketing presence in California, operating efficiencies and synergies in operating our West Coast refineries as a system. Achieving the expected benefits of the Shell

Acquisition is subject to a number of uncertainties, including whether we integrate the Shell Assets in an efficient and effective manner, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could materially impact our business, financial condition and operating results.

Our operating results are seasonal and generally are lower in the first and fourth quarters of the year.

Demand for gasoline is higher during the spring and summer months than during the winter months in most of our markets due to seasonal increases in highway traffic. As a result, our operating results for the first and fourth quarters are generally lower than those for the second and third quarters.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

We issued $500 million aggregate principal amount of the outstanding notes to the initial purchasers on May 29, 2007, in transactions not registered under the Securities Act in reliance on exemptions from registration. The initial purchasers then sold the outstanding notes to qualified institutional buyers and certain non-U.S. investors in reliance on Rule 144A and Regulation S under the Securities Act. Because they were sold pursuant to exemptions from registration, the outstanding notes are subject to transfer restrictions.

In connection with the issuance of the outstanding notes, we agreed with the initial purchasers that we would:

•	file a registration statement for the exchange offer (of which this prospectus is a part) to exchange the outstanding notes for publicly registered notes with identical terms;

•	use our reasonable best efforts to cause the registration statement to become effective under the Securities Act; and

•	offer to the holders of the outstanding notes the opportunity to exchange the outstanding notes for a like principal amount of exchange notes upon the effectiveness of the registration statement.

Our failure to comply with these agreements within certain time periods would result in additional interest being due on the outstanding notes.

Based on existing interpretations of the Securities Act by the staff of the SEC described in several no-action letters to third parties, and subject to the following sentence, we believe that the exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by their holders, other than broker-dealers or our “affiliates”, without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, any holder of the outstanding notes who is an affiliate of ours, who is not acquiring the exchange notes in the ordinary course of such holder’s business or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

•	will not be able to rely on the interpretations by the staff of the SEC described in the above-mentioned no-action letters;

•	will not be able to tender the outstanding notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the outstanding notes unless the sale or transfer is made under an exemption from these requirements.

We do not intend to seek our own no-action letter, and there is no assurance that the staff of the SEC would make a similar determination regarding the exchange notes as it has in these no-action letters to third parties.

As a result of the filing and effectiveness of the registration statement of which this prospectus is a part, we will not be required to pay additional interest on the outstanding notes unless we either fail to timely consummate the exchange offer or fail to maintain the effectiveness of the registration statement to the extent we agreed to do so. Following the closing of the exchange offer, holders of the outstanding notes not tendered will not have any further registration rights except in limited circumstances requiring the filing of a shelf registration statement, and the outstanding notes will continue to be subject to restrictions on transfer. Accordingly, the liquidity of the market for the outstanding notes will be adversely affected.

Terms of the Exchange Offer

Upon the terms and subject to the conditions stated in this prospectus and in the letter of transmittal, we will accept all outstanding notes properly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date. After authentication of the exchange notes by the trustee or an authenticating agent, we will issue $1,000 principal amount of the relevant series of exchange notes in exchange for each $1,000 principal amount of the relevant series of outstanding notes accepted in the exchange offer (provided, however, that you may tender each series of outstanding notes only in a minimum denomination of $2,000 or an integral multiple of $1,000 in excess thereof).

By tendering the outstanding notes for exchange notes in the exchange offer and signing or agreeing to be bound by the letter of transmittal, you will represent to us that:

•	you will acquire the exchange notes you receive in the exchange offer in the ordinary course of your business;

•	you are not participating in, and have no understanding with any person to participate in, the distribution of the exchange notes issued to you in the exchange offer;

•	you are not an affiliate of ours or, if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	if you are not a broker-dealer, that you are not engaged in and do not intend to engage in the distribution of the exchange notes; and

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, that you will deliver a prospectus, as required by law, in connection with any resale of those exchange notes.

Broker-dealers that are receiving exchange notes for their own account must have acquired the outstanding notes as a result of market-making or other trading activities in order to participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal states that, by so acknowledging and by delivering a prospectus, a broker-dealer will not be admitting that it is an “underwriter” within the meaning of the Securities Act. We will be required to allow broker-dealers to use this prospectus following the exchange offer in connection with the resale of exchange notes received in exchange for outstanding notes acquired by broker-dealers for their own account as a result of market-making or other trading activities. If required by applicable securities laws, we will, upon written request, make this prospectus available to any broker-dealer for use in connection with a resale of exchange notes. See “Plan of Distribution”.

The exchange notes will evidence the same debt as the outstanding notes and will be issued under and entitled to the benefits of the same indenture. The form and terms of the exchange notes to be issued in the exchange offer are the same as the form and terms of the outstanding notes except that the exchange notes will be registered under the Securities Act and, accordingly,

•	will not bear legends restricting their transfer;

•	will not be subject to provisions relating to additional interest;

•	will bear a different CUSIP or ISIN number from the outstanding notes; and

•	will not entitle the holders to registration rights.

As of the date of this prospectus, $500 million aggregate principal amount of the 6 1/2% Senior Notes due 2017 are outstanding. In connection with the issuance of the outstanding notes, we arranged for the outstanding notes to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. The exchange notes will also be issuable and transferable in book-entry form through DTC.

This prospectus, together with the accompanying letter of transmittal, is initially being sent to all registered holders as of the close of business on October 18, 2007. We intend to conduct the exchange offer as required by the Exchange Act, and the rules and regulations of the SEC under the Exchange Act, including Rule 14e-1, to the extent applicable.

Rule 14e-1 describes unlawful tender offer practices under the Exchange Act. This rule requires us, among other things:

•	to hold our exchange offer open for 20 business days;

•	to give at least ten business days notice of certain changes in the terms of this offer as specified in Rule 14e-1(b); and

•	to issue a press release in the event of an extension of the exchange offer.

The exchange offer is not conditioned upon any minimum aggregate principal amount of the outstanding notes being tendered, and holders of the outstanding notes do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law or under the indenture in connection with the exchange offer. We shall be considered to have accepted the outstanding notes tendered according to the procedures in this prospectus when, as and if we have given oral or written notice of acceptance to the exchange agent. See “— Exchange Agent”. The exchange agent will act as agent for the tendering holders for the purpose of receiving exchange notes from us and delivering exchange notes to those holders.

If any tendered outstanding notes are not accepted for exchange because of an invalid tender or the occurrence of other events described in this prospectus, certificates for these unaccepted outstanding notes will be returned, at our cost, to the tendering holder of outstanding notes or, in the case of outstanding notes tendered by book-entry transfer, into the holder’s account at DTC according to the procedures described below, promptly after the expiration date.

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes related to the exchange of the outstanding notes in the exchange offer. We will pay all charges and expenses, other than applicable taxes, in connection with the exchange offer. See “— Fees and Expenses”.

Neither we nor our board of directors makes any recommendation to holders of the outstanding notes as to whether to tender or refrain from tendering all or any portion of their outstanding notes in the exchange offer. Moreover, no one has been authorized to make any such recommendation. Holders of the outstanding notes must make their own decision whether to tender in the exchange offer and, if so, the amount of the outstanding notes to tender after reading this prospectus and the letter of transmittal and consulting with their advisors, if any, based on their own financial position and requirements.

Expiration Date; Extensions; Amendments

The term “expiration date” shall mean 5:00 p.m., New York City time, on November 19, 2007, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” shall mean the latest date to which the exchange offer is extended.

We expressly reserve the right, in our sole discretion:

•	to delay acceptance of any outstanding notes or to terminate the exchange offer and to refuse to accept outstanding notes not previously accepted, if any of the conditions described under “— Conditions” shall have occurred and shall not have been waived by us;

•	to extend the expiration date of the exchange offer;

•	to amend the terms of the exchange offer in any manner;

•	to purchase or make offers for any outstanding notes that remain outstanding subsequent to the expiration date;

•	to the extent permitted by applicable law, to purchase outstanding notes in the open market, in privately negotiated transactions or otherwise.

The terms of the purchases or offers described in the fourth and fifth clauses above may differ from the terms of the exchange offer.

Any delay in acceptance, termination, extension, or amendment will be followed promptly by oral or written notice to the exchange agent and by making a public announcement. Any public announcement in the case of an extension of the exchange offer will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. If the exchange offer is amended in a manner determined by us to constitute a material change, including the waiver of a material condition, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of the amendment. We will also extend the exchange offer for a period of at least five business days, as required by applicable law, depending upon the significance of the change and the manner of disclosure to the holders, if the exchange offer would otherwise expire during that extended period.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, termination, extension, or amendment of the exchange offer, we shall have no obligation to publish, advise, or otherwise communicate any public announcement, other than by making a timely release to PR Newswire.

You are advised that we may extend the exchange offer because some of the holders of the outstanding notes do not tender on a timely basis. In order to give these noteholders the ability to participate in the exchange and to avoid the significant reduction in liquidity associated with holding an unexchanged note, we may elect to extend the exchange offer.

Interest on the Exchange Notes

The exchange notes will bear interest from May 29, 2007 or, if later, the most recent date on which interest was paid or provided for on the outstanding notes surrendered in exchange for the exchange notes. Interest on the exchange notes will be payable semi-annually on each June 1 and December 1, commencing on December 1, 2007.

Procedures for Tendering

Only a holder may tender its outstanding notes in the exchange offer. Any beneficial owner whose outstanding notes are registered in the name of such holder’s broker, dealer, commercial bank, trust company or other nominee or are held in book-entry form and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on such holder’s behalf. If the beneficial owner wishes to tender on such holder’s own behalf, the beneficial owner must, before completing and executing the letter of transmittal and delivering such holder’s outstanding notes, either make appropriate arrangements to register ownership of outstanding notes in the owner’s name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

The tender by a holder will constitute an agreement among the holder, us and the exchange agent according to the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

A holder who desires to tender outstanding notes and who cannot comply with the procedures set forth herein for tender on a timely basis or whose outstanding notes are not immediately available must comply with the procedures for guaranteed delivery set forth below.

The method of delivery of the outstanding notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Delivery of such documents will be deemed made only when actually received by the exchange agent or deemed received under the ATOP procedures described below. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or outstanding notes should be sent to us. Holders may also request that their respective brokers, dealers, commercial banks, trust companies or nominees effect the tender for holders in each case as described in this prospectus and in the letter of transmittal.

Outstanding Notes Held in Certificated Form

For a holder to validly tender outstanding notes held in physical form, the exchange agent must receive, before 5:00 p.m., New York City time, on the expiration date, at its address set forth in this prospectus:

•	a properly completed and validly executed letter of transmittal, or a manually signed facsimile thereof, together with any signature guarantees and any other documents required by the instructions to the letter of transmittal, and

•	certificates for tendered outstanding notes.

Outstanding Notes Held in Book-Entry Form

We understand that the exchange agent will make a request promptly after the date of the prospectus to establish accounts for the outstanding notes at DTC for the purpose of facilitating the exchange offer, and subject to their establishment, any financial institution that is a participant in DTC may make book-entry delivery of the outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account for the notes using DTC’s procedures for transfer.

If you desire to transfer outstanding notes held in book-entry form with DTC, the exchange agent must receive, before 5:00 p.m., New York City time, on the expiration date, at its address set forth in this prospectus,

•	a confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC, which is referred to in this prospectus as a “book-entry confirmation”, and:

•	a properly completed and validly executed letter of transmittal, or manually signed facsimile thereof, together with any signature guarantees and other documents required by the instructions in the letter of transmittal; or

•	an agent’s message transmitted pursuant to ATOP.

Tender of Outstanding Notes Using DTC’s Automated Tender Offer Program (ATOP)

The exchange agent and DTC have confirmed that the exchange offer is eligible for ATOP. Accordingly, DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer outstanding notes held in book-entry form to the exchange agent in accordance with DTC’s ATOP procedures for transfer. DTC will then send a book-entry confirmation, including an agent’s message, to the exchange agent.

The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering outstanding notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant. If you use ATOP procedures to tender outstanding notes, you will not be required to deliver a letter of transmittal to the exchange agent, but you will be bound by its terms as if you had signed it.

Signatures

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless outstanding notes tendered with the letter of transmittal are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” in the letter of transmittal; or

•	for the account of an institution eligible to guarantee signatures.

If the letter of transmittal is signed by a person other than the registered holder or DTC participant who is listed as the owner, the outstanding notes must be endorsed or accompanied by appropriate bond powers which authorize the person to tender the outstanding notes on behalf of the registered holder or DTC participant who is listed as the owner, in either case signed as the name of the registered holder(s) who appears on the outstanding notes or the DTC participant who is listed as the owner. If the letter of transmittal or any of the outstanding notes or bond powers are signed or endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

If you tender your notes through ATOP, signatures and signature guarantees are not required.

Determinations of Validity

All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of the tendered outstanding notes will be determined by us in our sole discretion. This determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time we shall determine. Although we intend to notify holders of defects or irregularities related to tenders of outstanding notes, neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities related to tenders of outstanding notes nor shall we or any of them incur liability for failure to give notification. Tenders of outstanding notes will not be considered to have been made until the irregularities have been cured or waived. Any outstanding notes received by the exchange agent that we determine are not properly tendered or the tender of which is otherwise rejected by us and as to which the defects or irregularities have not been cured or waived by us will be returned by the exchange agent to the tendering holder (unless otherwise provided in the letter of transmittal), promptly after the expiration date.

Guaranteed Delivery Procedures

Holders who wish to tender their outstanding notes and:

•	whose outstanding notes are not immediately available;

•	who cannot complete the procedure for book-entry transfer on a timely basis;

•	who cannot deliver their outstanding notes, the letter of transmittal or any other required documents to the exchange agent before the expiration date; or

•	who cannot complete a tender of outstanding notes held in book-entry form using DTC’s ATOP procedures on a timely basis;

may effect a tender if they tender through an eligible institution described under “— Procedures for Tendering” and “— Signatures” or if they tender using ATOP’s guaranteed delivery procedures.

A tender of outstanding notes made by or through an eligible institution will be accepted if:

•	before 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from an eligible institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmittal, mail or hand delivery, that: (1) sets forth the name and address of the holder, the certificate number or numbers of the holder’s outstanding notes and the principal amount of the outstanding notes tendered, (2) states that the tender is being made, and (3) guarantees that, within three business days after the expiration date, a properly completed and validly executed letter of transmittal or facsimile, together with a certificate(s) representing the outstanding notes to be tendered in proper form for transfer, or a confirmation of book-entry transfer into the exchange agent’s account at DTC of the outstanding notes delivered electronically, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the properly completed and executed letter of transmittal or a facsimile, together with the certificate(s) representing all tendered outstanding notes in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

A tender made through ATOP will be accepted if:

•	before 5:00 p.m., New York City time, on the expiration date, the exchange agent receives an agent’s message from DTC stating that DTC has received an express acknowledgment from the participant in DTC tendering the outstanding notes that they have received and agree to be bound by the notice of guaranteed delivery; and

•	the exchange agent receives, within three business days after the expiration date, either: (1) a book-entry confirmation, including an agent’s message, transmitted via ATOP procedures; or (2) a properly completed and executed letter of transmittal or a facsimile, together with the certificate(s) representing all tendered outstanding notes in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, tenders of outstanding notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date. To withdraw a tender of outstanding notes in the exchange offer:

•	a written or facsimile transmission of a notice of withdrawal must be received by the exchange agent at its address listed below before 5:00 p.m., New York City time, on the expiration date; or

•	you must comply with the appropriate procedures of ATOP.

Any notice of withdrawal must:

•	specify the name of the person having deposited the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the certificate number or numbers and principal amount of the outstanding notes or, in the case of the outstanding notes transferred by book-entry transfer, the name and number of the account at the depositary to be credited;

•	be signed by the same person and in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered, including any required signature guarantee, or be accompanied by documents of transfer sufficient to permit the trustee for the outstanding notes to register the transfer of the outstanding notes into the name of the person withdrawing the tender; and

•	specify the name in which any of these outstanding notes are to be registered, if different from that of the person who deposited the outstanding notes to be withdrawn.

All questions as to the validity, form and eligibility, including time of receipt, of the withdrawal notices will be determined by us, and our determination shall be final and binding on all parties. Any outstanding notes so withdrawn will be judged not to have been tendered according to the procedures in this prospectus for purposes of the exchange offer, and no exchange notes will be issued in exchange for those outstanding notes unless the outstanding notes so withdrawn are validly retendered. Any outstanding notes that have been tendered but are not accepted for exchange will be returned to the holder of the outstanding notes without cost to the holder or, in the case of outstanding notes tendered by book-entry transfer, into the holder’s account at DTC according to the procedures described above. This return or crediting will take place promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under “— Procedures for Tendering” at any time before the expiration date.

Conditions

Notwithstanding any other provision in the exchange offer, we shall not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and may terminate or amend the exchange offer if at any time prior to 5:00 p.m., New York City time, on the expiration date, we determine in our reasonable judgment that (i) the exchange offer violates applicable law, any applicable interpretation of the SEC or its staff or (ii) any action or proceeding has been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the exchange offer, or any material averse development has occurred in any existing action or proceeding with respect to us.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time, prior to the expiration date, in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights prior to 5:00 p.m., New York City time, on the expiration date shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which my be asserted at any time and from time to time prior to 5:00 p.m., New York City time, on the expiration date. If we waive any of the foregoing conditions to the exchange offer and determine that such waiver constitutes a material change, we will extend the offer so that at least five business days remain in the offer from the date notice of such material change is given.

In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for any such outstanding notes, if at any such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture governing the notes under the Trust Indenture Act of 1939. Pursuant to the registration rights agreement we entered into in connection with the offering of the outstanding notes, we are required to use our reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement at the earliest possible time.

Exchange Agent

U.S. Bank National Association, the trustee under the indenture, has been appointed as exchange agent for the exchange offer. In this capacity, the exchange agent has no fiduciary duties and will be acting solely on the basis of our directions. Requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent. You should send certificates for the outstanding notes, letters of transmittal and any other required documents to the exchange agent addressed as follows:

By Registered or Certified Mail, Hand Delivery or Overnight Courier:

U.S. Bank National Association
60 Livingston Avenue
EP-MN-WS2N
St. Paul, Minnesota 55107
Attention: Specialized Finance

By Facsimile Transmission:

(for eligible institutions only)

651-495-8158

To Confirm by Telephone or for Information:

1-800-934-6802

Delivery of the letter of transmittal to an address other than as listed above or transmission of instructions via facsimile other than as described above does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

We will bear the expenses of soliciting holders of outstanding notes to determine if such holders wish to tender those outstanding notes for exchange notes. The principal solicitation under the exchange offer is being made by mail. Additional solicitations may be made by our officers and regular employees and our affiliates in person, by telegraph, telephone or telecopier.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket costs and expenses in connection with the exchange offer and will indemnify the exchange agent for all losses and claims incurred by it as a result of the exchange offer. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the outstanding notes and in handling or forwarding tenders for exchange.

We will pay the expenses to be incurred in connection with the exchange offer, including fees and expenses of the exchange agent and trustee and accounting and legal fees and printing costs.

You will not be obligated to pay any transfer tax in connection with the exchange, except if you instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than you, in which event you will be responsible for the payment of any applicable transfer tax.

Federal Income Tax Consequences

We believe that the exchange offer of the outstanding notes will not constitute a taxable exchange for U.S. federal income tax purposes. See “Certain United States Federal Income Tax Considerations.”

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the outstanding notes as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us upon the closing of the exchange offer. We will amortize the expenses of the exchange offer over the term of the exchange notes.

Participation in the Exchange Offer; Untendered Outstanding Notes

Participation in the exchange offer is voluntary. Holders of outstanding notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

As a result of the making of, and upon acceptance for exchange of all of the outstanding notes tendered under the terms of, these exchange offer, we will have fulfilled a covenant contained in the terms of the registration rights agreement. Holders of outstanding notes who do not tender in the exchange offer will continue to hold their outstanding notes and will be entitled to all the rights, and subject to the limitations, applicable to the outstanding notes under the indenture. Holders of outstanding notes will no longer be entitled to any rights under the registration rights agreement that by its terms terminates or ceases to have further effect as a result of the making of this exchange offer. See “Description of the Exchange Notes”. All untendered outstanding notes will continue to be subject to the restrictions on transfer described in the indenture. To the extent the outstanding notes are tendered and accepted, there will be fewer outstanding notes remaining following the exchange, which could significantly reduce the liquidity of the untendered outstanding notes.

We may in the future seek to acquire our untendered outstanding notes in the open market or through privately negotiated transactions, through subsequent exchange offers or otherwise. We intend to make any acquisitions of the outstanding notes following the applicable requirements of the Exchange Act, and the rules and regulations of the SEC under the Exchange Act, including Rule 14e-1, to the extent applicable. We have no present plan to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any outstanding notes that are not tendered in the exchange offer, except in those circumstances in which we may be obligated to file a shelf registration statement.

USE OF PROCEEDS

The exchange offer is intended to satisfy certain of our obligations under our registration rights agreement. We will not receive any cash proceeds from the issuance of the exchange notes. Because we are exchanging the outstanding notes for the exchange notes, which have substantially identical terms, the issuance of the exchange notes will not result in any increase in our indebtedness.

The net proceeds of the offering of the outstanding notes, which amounted to approximately $495 million, net of the initial purchasers’ discount, along with cash on hand, were used to repay borrowings under our $700 million 364-day term loan. The 364-day term loan was used to finance, in part, the acquisition of certain assets from Shell Oil Products US. The 364-day term loan was terminated upon repayment on May 29, 2007. For additional information, see “The Transactions” on page 11.

RATIO OF EARNINGS TO FIXED CHARGES

We have computed the ratio of earnings to fixed charges for each of the following periods on a consolidated basis. For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of pretax income from continuing operations plus fixed charges (excluding capitalized interest). “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest. You should read the ratio of earnings to fixed charges in conjunction with our consolidated and condensed financial statements that are incorporated by reference in this prospectus. Our historical results of operations for the six months ended June 30, 2007 include the actual results of the Shell Assets and the USA Petroleum assets during our ownership from their respective acquisition dates.

											Pro Forma as				Pro Forma as
											Adjusted for the				Adjusted for the
	Historical										Transactions(b)		Historical		Transactions(b)
													Six Months Ended
	Year Ended December 31,												June 30, 2007
	2002		2003		2004		2005		2006		2006

Ratio of Earnings to Fixed Charges	(a	)	1.5	x	3.6	x	4.1	x	10.2	x	7.3	x	10.9	x	8.6x

(a)	For the year ended December 31, 2002, fixed charges exceeded earnings by $184 million.

(b)	The pro forma computations give effect to the Transactions as if they occurred on January 1, 2006. See the “Unaudited Pro Forma Combined Financial Statements” included herein for additional information.

THE ACQUISITION

On May 10, 2007, we completed the Shell Acquisition. The Shell Acquisition included a long-term agreement allowing us to continue to operate a network of retail stations under the Shell® brand. The network of retail stations we acquired consists of 278 Shell-branded retail stations (128 are company-operated) located throughout Southern California. The purchase price of the Shell Assets was $1.82 billion (which includes $256 million for petroleum inventories and direct costs of $13 million). Shell, subject to certain limitations, retained certain obligations, responsibilities, liabilities, costs and expenses, including environmental matters arising out of the pre-closing operations of the assets. We assumed certain obligations, responsibilities, liabilities, costs and expenses arising out of or incurred in connection with decrees, orders and settlements Shell entered into with governmental and non-governmental entities prior to closing.

The following table sets forth the sources and uses of funds relating to the Shell Acquisition and Financing Transactions. See “Description of Other Indebtedness”. This table does not reflect the offering of the outstanding notes, the proceeds of which, together with approximately $205 million of cash on hand, were used to repay our borrowings under our 364-day term loan.

Amount
(Dollars in millions)

Sources:
Cash on Hand Used	$632
Amended Credit Agreement	500
364-Day Term Loan	700

Total Sources	$1,832

Uses:
Purchase Price for the Shell Acquisition	$1,802
Fees and Expenses	30

Total Uses	$1,832

CASH AND CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2007. You should read the following information in conjunction with the information contained in “Use of Proceeds”, “Unaudited Pro Forma Combined Financial Statements” and “Description of Other Indebtedness” included elsewhere in this prospectus and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our filings incorporated by reference into this prospectus.

As of June 30, 2007
(In millions)

Cash and cash equivalents	$169

Total Debt:
Amended credit agreement-Revolving credit facility(1)	$250
6 1/2% Senior Notes due 2017	500
6 1/4% Senior Notes due 2012	450
6 5/8% Senior Notes due 2015	450
Junior Subordinated Notes due 2012	110
Capital lease obligations	27

Total Debt	$1,787

Total stockholders’ equity	3,077

Total capitalization	$4,864

(1)	Our amended credit agreement provides for borrowings (including letters of credit) up to the lesser of the agreement’s total capacity, $1.75 billion, or the amount of a periodically adjusted borrowing base ($2.3 billion as of June 30, 2007), consisting of our eligible cash and cash equivalents, receivables and petroleum inventories, as defined. As of June 30, 2007, we had $250 million in borrowings and $227 million in letters of credit outstanding under the amended credit agreement, resulting in total unused credit availability of $1.3 billion or 74% of the eligible borrowing base.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined condensed statements of operations give effect to the Transactions as if each had occurred on January 1, 2006. The unaudited pro forma combined condensed statements of operations do not include our acquisition of the USA Petroleum assets on a pro forma basis, as it is insignificant to our financial position and results of operations. The USA Petroleum acquisition was completed on May 1, 2007 and included a network of 138 USA® retail stations located primarily in California. The purchase price of the assets and the USA® brand of $285 million was paid in cash (including $15 million for inventories and direct costs of $3 million). Our historical results of operations for the 2007 interim period includes the actual results of the Shell Assets and the USA Petroleum assets since their dates of acquisition on May 10, 2007 and May 1, 2007, respectively. The unaudited combined balance sheet as of June 30, 2007 is not presented on a pro forma basis as the Transactions have been reflected therein. For information regarding our unaudited combined balance sheet, see “Summary Combined Financial Information” included herein and our Quarterly Reports on Form 10-Q incorporated herein by reference.

The unaudited pro forma combined condensed statements of operations are based on assumptions that we believe are reasonable and are intended for informational purposes only. They are not necessarily indicative of the results of operations that would have actually occurred had the Shell Acquisition taken place for the periods presented. The unaudited pro forma combined condensed statements of operations do not reflect any benefits from potential cost savings or revenue enhancements resulting from the integration of the operations of the Shell Assets. The historical results of the Shell Assets include allocations of corporate overhead totaling $51 million and $21 million for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. We believe the actual incremental corporate overhead that we will incur will be less than the allocated amounts.

These unaudited pro forma combined condensed statements of operations should be read in conjunction with our historical consolidated financial statements, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, incorporated by reference in this prospectus and the financial statements of the Shell Los Angeles Refinery and Other Associated Assets incorporated by reference in this prospectus. Share and per share data for all periods presented reflect the effect of a two-for-one stock split effected in the form of a stock dividend in May 2007.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

	Historical			Pro Forma
	Tesoro	Shell Assets		Adjustments		Combined
	(Dollars in millions, except per share amounts)

REVENUES	$18,104	2,884		(10	)(a)	$20,978
COSTS AND EXPENSES:
Costs of sales and operating expenses	16,314	2,605	(b)	17	(c)	18,936
Selling, general and administrative expenses	176	—		—		176
Depreciation and amortization	247	82		(37	)(d)	323
				17	(e)
				14	(f)
Loss on assets disposals and impairment	50	—		—		50

OPERATING INCOME	1,317	197		(21)		1,493
Interest and financing costs	(77)	—		(64	)(g)	(144)
				(3	)(h)
Interest income and other	46	—		(42	)(i)	4

EARNINGS BEFORE INCOME TAXES	1,286	197		(130)		1,353
Income tax provision	485	79		(50	)(j)	514

NET EARNINGS	$801	118		(80)		$839

NET EARNINGS PER SHARE:
Basic	$5.89					$6.17

Diluted	$5.73					$6.00

WEIGHTED AVERAGE COMMON SHARES:
Basic	136.0					136.0

Diluted	139.8					139.8

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2007

	Historical			Pro Forma
	Tesoro(k)	Shell Assets		Adjustments		Combined
	(Dollars in millions, except per share amounts)

REVENUES	$9,480	875		(3	)(a)	$10,352
COSTS AND EXPENSES:
Costs of sales and operating expenses	8,258	814	(b)	6	(c)	9,078
Selling, general and administrative expenses	142	—		—		142
Depreciation and amortization	158	29		(13	)(d)	185
				6	(e)
				5	(f)
Loss on assets disposals and impairments	5	—		—		5

OPERATING INCOME	917	32		(7)		942
Interest and financing costs	(47)	—		(23	)(g)	(71)
				(1	)(h)
Interest income and other	25	—		(15	)(i)	10

EARNINGS BEFORE INCOME TAXES	895	32		(46)		881
Income tax provision	336	14		(18	)(j)	332

NET EARNINGS	$559	18		(28)		$549

NET EARNINGS PER SHARE:
Basic	$4.13					$4.05

Diluted	$4.02					$3.94

WEIGHTED AVERAGE COMMON SHARES:
Basic	135.4					135.4

Diluted	139.2					139.2

NOTES TO UNAUDITED PRO FORMA
COMBINED CONDENSED STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006 and Six Months Ended June 30, 2007

(a)	Represents an adjustment to eliminate rental revenues associated with Shell’s company-owned/dealer operated retail stations that were not sold to us.

(b)	Historical Shell Assets results include $51 million and $21 million of allocated corporate overhead expenses for the year ended December 31, 2006 and the period ended June 30, 2007, respectively.

(c)	Represents franchise fees we would pay to Shell for the use of Shell’s trademarks and other licensed branding under an agreement that was in place as a result of the acquisition based on the volume of products sold at certain retail stations.

(d)	Represents an adjustment to historical depreciation expense based on our preliminary allocation of fair values to property, plant and equipment using estimated weighted-average useful lives of 28 years for refinery assets, 16 years for terminals and 16 years for retail assets and a salvage value of 10%.

(e)	Represents an adjustment to record amortization of acquired intangible assets based on our preliminary allocation of fair values. Acquired intangible assets consist primarily of air emission credits, software licenses and refinery permits and plans with lives ranging from 3 to 28 years, for a total weighted-average life of 22 years.

(f)	Represents an adjustment to record amortization of deferred turnarounds based on our preliminary allocation of fair values using a weighted-average estimate useful life of 4 years.

(g)	Represents additional interest expense associated with the $1 billion in borrowings to finance the Shell Assets acquisition at a weighted average rate of 6.4% (based on a rate of 6.3% for the amended credit agreement and the rate of 6.5% for the senior unsecured notes).

(h)	Represents amortization of the $17 million of deferred financing costs over terms of 5 years and 10 years for the amended credit agreement and the senior unsecured notes, respectively.

(i)	Represents a reduction in interest income reflecting the $832 million reduction in cash used to fund a portion of the acquisition assuming an average rate of interest earned of 5.0%.

(j)	Represents the income tax effect of the adjustments above at a combined statutory tax rate of 38.6%.

(k)	For the six months ended June 30, 2007, our historical results include the actual results of the Shell Assets from the acquisition date on May 10, 2007, including the actual related interest and financing costs.

MANAGEMENT

The following table sets forth certain information with respect to our directors, executive officers and key employees at August 31, 2007.

Name	Age	Position

Bruce A. Smith	63	Chairman of the Board of Directors, President and Chief Executive Officer
Steven H. Grapstein	49	Lead Director of the Board of Directors
John F. Bookout III	53	Director
Rodney F. Chase	64	Director
Robert W. Goldman	65	Director
William J. Johnson	73	Director
J.W. (Jim) Nokes	60	Director
Donald H. Schmude	72	Director
Michael E. Wiley	56	Director
William J. Finnerty	58	Executive Vice President and Chief Operating Officer
Everett D. Lewis	59	Executive Vice President, Strategy and Asset Management
Gregory A. Wright	57	Executive Vice President and Chief Administrative Officer
W. Eugene Burden	59	Senior Vice President, Government Affairs
Claude A. Flagg	53	Senior Vice President, Strategy
J. William Haywood	55	Senior Vice President, Refining
Joseph M. Monroe	53	Senior Vice President, Business Development and Logistics
Charles S. Parrish	49	Senior Vice President, General Counsel and Secretary
Daniel J. Porter	51	Senior Vice President, Supply and Optimization
Lynn D. Westfall	54	Senior Vice President, External Affairs and Chief Economist
Philip M. Anderson	41	Vice President and Treasurer
Arlen O. Glenewinkel, Jr.	50	Vice President and Controller
Susan A. Lerette	49	Vice President, Human Resources
Claude P. Moreau	52	Vice President, Marketing
Otto C. Schwethelm	53	Vice President, Chief Financial Officer
Sarah S. Simpson	38	Vice President, Corporate Communications
G. Scott Spendlove	44	Vice President, Asset Enhancement and Planning

Bruce A. Smith was named Chairman of the Board of Directors, President and Chief Executive Officer in June 1996.

Steven H. Grapstein has been Chief Executive Officer of Kuo Investment Company and subsidiaries (“Kuo”), an international investment group, since January 1997. Mr. Grapstein has been a Vice President of Oakville N.V., a Kuo subsidiary, since 1989 and Chairman and Chief Executive Officer of Presidio International dba A/X Armani Exchange, a fashion retail company, since 1999.

John F. Bookout, III retired with 29 years of experience with McKinsey & Company, a management consulting firm that advises leading companies on strategy, organization and operations. Mr. Bookout held numerous leadership roles with McKinsey & Company, including Managing Partner of the Los Angeles and Texas offices and Leader of the European Energy Practice, North American Energy Practice, and McKinsey’s Industry Practices.

Since October 2006, Mr. Bookout has served on the board of McDermott International, Inc., an engineering and construction company. He also currently serves as a Strategic and Relationship Development consultant for First Reserve Corporation, a private equity firm specializing in the energy industry.

Rodney F. Chase has over 39 years of experience in the energy industry. Since June 2005, Mr. Chase has served as the Non-Executive Chairman for Petrofac, Ltd., an international provider of facilities solutions to the oil and gas industry, and since May 2003, Mr. Chase has served as Senior Advisor to Lehman Brothers Inc. During his tenure with BP plc, Mr. Chase served in numerous roles, including Deputy Chief Executive Officer and President, Exploration, Production, Refining and Marketing beginning in 1999 through 2003. He also serves on the boards of Computer Sciences Corporation, a publicly held worldwide provider of systems integration and other technology services, Nalco Company, a publicly held maker of chemicals used in water treatment and for industrial processes, and Tesco PLC, a publicly held food retailer.

Robert W. Goldman is currently Vice President, Finance for the World Petroleum Council. From July 1998 to October 2002, he was Senior Vice President and Chief Financial Officer of Conoco, Inc. Mr. Goldman serves on the boards of El Paso Corporation, a publicly held provider of natural gas and related energy products that owns North America’s largest natural gas pipeline system and is one of North America’s largest independent natural gas producers, Parker Drilling Company, a publicly held global company specializing in offshore drilling and other services for the energy industry, and McDermott International, Inc., a publicly held worldwide energy, engineering and construction services company. He is a former chairman of the Accounting Committee of the American Petroleum Institute.

William J. Johnson has been a petroleum consultant since 1994 and President, director and sole shareholder of JonLoc Inc., a private oil and gas company, since 1994. Mr. Johnson previously served as President, Chief Operating Officer and director of Apache Corporation, a publicly held independent oil and gas company. Mr. Johnson is on the board of directors of Devon Energy Corporation, a publicly held company engaged in oil and gas exploration, development and production, and the acquisition of producing properties.

J.W. (Jim) Nokes has 36 years of experience in the energy industry with ConocoPhillips. Prior to retiring in 2006, Mr. Nokes served in numerous leadership roles with ConocoPhillips, including Director and General Manager of Business Development for Conoco’s London affiliate, Vice President and General Manager of Product Marketing, Supply and Transportation and Executive Vice President of Refining, Marketing, Supply and Transportation.

Donald H. Schmude has 37 years of experience in the energy industry with Texaco and Star Enterprise, a Texaco and Saudi Aramco joint venture. Prior to his retirement from Texaco in 1994, he was Vice President of Texaco and President and Chief Executive Officer of Texaco Refining & Marketing Inc. in Houston, Texas and Los Angeles, California. He also served as Vice President of Texaco, Inc., Special Projects, in Anacortes, Washington, and held various refinery engineering, planning and marketing positions.

Michael E. Wiley has 34 years experience in the energy industry. Most recently he served as Chairman of the Board and Chief Executive Officer of Baker Hughes Incorporated, an oilfield services company, from August 2000 until October 2004. He also served as President of Baker Hughes from August 2000 to February 2004. He also serves as a trustee of the University of Tulsa, a member of the National Petroleum Council and on the Advisory Board of Riverstone Holdings LLC.

William J. Finnerty was named Executive Vice President and Chief Operating Officer in February 2006. Prior to that, he served as Executive Vice President, Operations beginning in January 2005 and Senior Vice President, Supply and Distribution of Tesoro Refining and Marketing Company beginning in February 2004. He joined Tesoro in December 2003 as Vice President, Crude Oil and Logistics, of Tesoro Refining and Marketing Company. Prior to joining Tesoro, Mr. Finnerty served as Vice President, Trading North America Crude, for ChevronTexaco from October 2001 to November 2003.

Everett D. Lewis was named Executive Vice President, Strategy and Asset Management in January 2007. Prior to that, he served as Executive Vice President, Strategy beginning in January 2005 and Senior Vice President, Corporate Strategic Planning from November 2004 to January 2005. Mr. Lewis served as Senior Vice President,

Planning and Optimization from February 2003 to November 2004 and Senior Vice President, Planning and Risk Management from April 2001 to February 2003.

Gregory A. Wright was named Executive Vice President and Chief Administrative Officer in June 2007. Prior to that, he served as Executive Vice President and Chief Financial Officer beginning in December 2003 and as Senior Vice President and Chief Financial Officer beginning in April 2001.

W. Eugene Burden was named Senior Vice President, Government Affairs in February 2006. Prior to that, he served as Senior Vice President, External Affairs from November 2004 to February 2006, and Senior Vice President, Human Resources and Government Relations from June 2002 to November 2004.

Claude A. Flagg was named Senior Vice President, Strategy in January 2007. Prior to that, he served as Senior Vice President, Supply and Optimization beginning in February 2005. He joined Tesoro in January 2005 as Senior Vice President, Planning and Optimization. Prior to joining Tesoro, he served as General Manager of Supply Optimization at Shell Oil Products U.S. from January 2003 to December 2004. From May 2002 to January 2003, Mr. Flagg was General Manager of Supply Optimization at Equilon Enterprises, LLC.

J. William Haywood was named Senior Vice President, Refining in March 2005. He joined Tesoro in May 2002 as Senior Vice President and also became President of the California Region of Tesoro Refining and Marketing Company in September 2002.

Joseph M. Monroe was named Senior Vice President, Business Development and Logistics in January 2007. Prior to that, he served as Senior Vice President, Corporate Development beginning in February 2006, Senior Vice President, Business Integration and Analysis from February 2005 to February 2006 and Senior Vice President, Organizational Effectiveness from November 2004 to February 2005. Mr. Monroe served as Senior Vice President, Strategic Planning and Business Development of Tesoro Petroleum Companies, Inc. from February 2004 to November 2004 and as Senior Vice President, Supply and Distribution, of Tesoro Refining and Marketing Company from May 2002 to February 2004.

Charles S. Parrish was named Senior Vice President, General Counsel and Secretary in May 2006. Prior to that, he served as Vice President, General Counsel and Secretary beginning in March 2005 and as Vice President, Assistant General Counsel and Secretary beginning in November 2004. Mr. Parrish served as Vice President, Assistant General Counsel of Tesoro Petroleum Companies, Inc. from March 2003 to November 2004. From 1995 through March 2003, he served numerous roles in the Company’s legal department, primarily focused on matters related to the Company’s capital structure and Securities Act reporting.

Daniel J. Porter was named Senior Vice President, Supply and Optimization in June 2007. Prior to that, he served as Senior Vice President, Marketing beginning in April 2005 and as President of the Northwest Region of Tesoro Refining and Marketing Company and Anacortes Refinery Manager from June 2002 to April 2005.

Lynn D. Westfall was named Senior Vice President, External Affairs and Chief Economist in January 2007. Prior to that, he served as Senior Vice President, Chief Economist beginning in May 2006, Vice President, Chief Economist from August 2005 to May 2006 and as Vice President, Development and Business Analysis from January 2002 to August 2005.

Phillip M. Anderson was named Vice President and Treasurer in June 2007. Prior to that, he served as Director, Finance and Treasury beginning in November 2005 and as Director, Business Analysis from April 2003 to October 2005. Mr. Anderson also held the position of Director, Mergers and Acquisitions from January 2002 to March 2003.

Arlen O. Glenewinkel, Jr. was named Vice President and Controller in December 2006. Prior to that, Mr. Glenewinkel served as Vice President, Enterprise Risk beginning in April 2005 and Vice President, Internal Audit, from August 2002 to April 2005.

Susan A. Lerette was named Vice President, Human Resources in May 2005. Prior to that, she served as Vice President, Human Resources and Communications from May 2004 to May 2005. From April 2001 to May 2004, she served as Vice President, Communications.

Claude P. Moreau was named Vice President, Marketing in August 2007. Prior to that, he served as Chief Commercial Officer of Trafigura AG and other various marketing and business development positions since 2003.

From 2001 to 2003, Mr. Moreau served as Vice President, Manufacturing and Marketing for Chevron Texaco Latin America Products Company.

Otto C. Schwethelm was named Vice President, Chief Financial Officer in June 2007. Prior to that, Mr. Schwethelm served as Vice President, Finance and Treasurer beginning in March 2006. Prior to that, he served as Vice President and Controller from February 2003 to March 2006 and as Vice President and Operations Controller from September 2002 to February 2003.

Sarah S. Simpson was named Vice President, Corporate Communications in June 2005. Prior to joining Tesoro, she served as Director of Corporate Communications and Community Relations at Cemex, Inc. from November 2004 to June 2005. From July 2000 to November 2004, she served as Director of Corporate Communications at Waste Management, Inc.

G. Scott Spendlove was named Vice President, Asset Enhancement and Planning in August 2007. Prior to that, he served as Vice President, Strategy and Long-Term Planning beginning in December 2006 and as Vice President and Controller beginning in March 2006. Mr. Spendlove also served as Vice President, Finance and Treasurer from May 2003 to March 2006 and as Vice President, Finance from January 2002 to May 2003.

DESCRIPTION OF OTHER INDEBTEDNESS

Amended Credit Agreement and Letter of Credit Agreement

On May 11, 2007, we amended and restated our revolving credit agreement to increase the revolver’s total capacity to $1.75 billion to partially fund the Shell Acquisition. The amended credit agreement provides for borrowings (including letters of credit) up to the lesser of the agreement’s total capacity, $1.75 billion as amended, or the amount of a periodically adjusted borrowing base ($2.3 billion as of June 30, 2007), consisting of Tesoro’s eligible cash and cash equivalents, receivables and petroleum inventories, as defined, less a standard reserve of $50 million (subject to adjustment if the fixed charge coverage rate is less than 1.0). As of June 30, 2007, we had $250 million in borrowings and $227 million in letters of credit outstanding under the amended credit agreement, resulting in total unused credit availability of $1.3 billion or 74% of the eligible borrowing base. Borrowings bear interest at either a base rate (8.25% at June 30, 2007) or a eurodollar rate (5.32% at June 30, 2007), plus an applicable margin. The applicable margin at June 30, 2007 was 1.00% in the case of the eurodollar rate, but varies based upon credit availability and credit ratings. Letters of credit outstanding under the amended credit agreement incur fees at an annual rate tied to the eurodollar rate applicable margin (1.00% at June 30, 2007). We also incur commitment fees for the unused portion of the amended credit agreement at an annual rate of 0.25% as of June 30, 2007.

The amended credit agreement contains covenants and conditions that, among other things, limit our ability to pay cash dividends, incur indebtedness, create liens and make investments. Tesoro is also required to maintain specified levels of fixed charge coverage and tangible net worth. We are not required to maintain the fixed charge coverage ratio if unused credit availability exceeds 15% of the eligible borrowing base. For the year ended December 31, 2006 and for the first quarter ended March 31, 2007, we satisfied all of the financial covenants under the previous credit agreement. The amended credit agreement is guaranteed by substantially all of Tesoro’s active subsidiaries, other than our pipeline subsidiaries, and is secured by substantially all of Tesoro’s cash and cash equivalents, petroleum inventories and receivables.

We also have a separate letter of credit agreement for the purchase of foreign crude oil. The agreement is secured by the crude oil inventories supported by letters of credit issued under the agreement and will remain in effect until terminated by either party. Letters of credit outstanding under this agreement incur fees at an annual rate of 1.25% to 1.38%. As of June 30, 2007, we had $191 million in letters of credit outstanding under this agreement, resulting in total unused credit availability of $59 million or 24% of total capacity under this agreement.

364-Day Term Loan

On May 11, 2007, we entered into a new $700 million 364-day term loan, with Lehman Commercial Paper Inc., as administrative agent, and JPMorgan Chase Bank, National Association, as syndication agent. The 364-day term loan was used to finance a portion of the Shell Acquisition and to pay related fees and expenses. The 364-day term loan was made in a single drawing on the effective date of the Shell Acquisition, and was repayable in full on or before May 9, 2008. Our obligations under the term loan were guaranteed by substantially all of our subsidiaries other than certain foreign entities.

The 364-day term loan required us to apply the net cash proceeds of, among other things, debt issuances by us as a mandatory prepayment on the 364-day term loan. As a result, the net proceeds of the offering of the outstanding notes, together with approximately $205 million of cash on hand, was used to repay the $700 million in borrowings under the 364-day term loan. The 364-day term loan was terminated upon repayment on May 29, 2007.

6 1/4% Senior Notes due 2012

In November 2005, we issued $450 million aggregate principal amount of 6 1/4% senior notes due November 1, 2012. The notes mature on November 1, 2012 with no sinking fund requirements and are subject to optional redemption, in whole or in part, by us prior to the maturity date at a “make whole” redemption price. We also have the right to redeem up to 35% of the aggregate principal amount of these notes at a redemption price of 106.25% with proceeds from certain equity issuances before November 1, 2008. The indenture for the notes contains covenants, agreements and events of default that are customary with respect to non-investment grade debt securities and are identical to the covenants in the indenture for our 6 5/8% senior notes due 2015. Substantially all of these covenants will terminate before the notes mature if one of two specified ratings agencies assigns the notes an investment grade rating and no events of default exist under the indenture. The terminated covenants will not be restored even if the credit rating assigned to the notes subsequently falls below investment grade. The notes are unsecured and are guaranteed by substantially all of our active domestic subsidiaries.

6 5/8% Senior Notes due 2015

In November 2005, we issued $450 million aggregate principal amount of 6 5/8% senior notes due November 1, 2015. The notes mature on November 1, 2015 with no sinking fund requirements and are subject to optional redemption by us prior to November 1, 2010 at a “make whole” redemption price, and on or after November 1, 2010, at the redemption prices (expressed as percentages of principal amount) set forth as follows for the corresponding twelve-month periods commencing November 1 (plus accrued interest thereon): November 1, 2010 — 103.313%; November 1, 2011 — 102.208%; November 1, 2012 — 101.104%; and November 1, 2013 and thereafter — 100.00%. We also have the right to redeem up to 35% of the aggregate principal amount of these notes at a redemption price of 106.625% with proceeds from certain equity issuances before November 1, 2008. The indenture for the notes contains covenants, agreements and events of default that are customary with respect to non-investment grade debt securities and are identical to the covenants in the indenture for our 6 1/4% senior notes due 2012. Substantially all of these covenants will terminate before the notes mature if one of two specified ratings agencies assigns the notes an investment grade rating and no events of default exist under the indenture. The terminated covenants will not be restored even if the credit rating assigned to the notes subsequently falls below investment grade. The notes are unsecured and are guaranteed by substantially all of our active domestic subsidiaries.

Junior Subordinated Notes due 2012

In connection with our acquisition of the Golden Eagle refinery, we issued to the seller two ten-year junior subordinated notes with face amounts totaling $150 million. The notes consist of: (i) a $100 million junior subordinated note, due July 2012, which was non-interest bearing through May 16, 2007, and carries a 7.5% interest rate thereafter, and (ii) a $50 million junior subordinated note, due July 2012, which bears interest at 7.47% from May 17, 2003 through May 16, 2007 and 7.5% thereafter. We initially recorded these two notes at a combined present value of approximately $61 million, discounted at rates of 15.625% and 14.375%, respectively. We are amortizing the discount over the term of the notes.

DESCRIPTION OF THE EXCHANGE NOTES

Tesoro Corporation issued $500 million aggregate principal amount of the outstanding notes under an indenture among Tesoro, the Guarantors and U.S. Bank National Association, as trustee, dated as of May 29, 2007. The exchange notes will also be issued under that indenture. In this section, the outstanding notes and the exchange notes are collectively referred to as the “notes”. The terms of the notes include those provisions contained in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The terms of the exchange notes will be identical in all material respects to the outstanding notes, except that the notes will not contain certain transfer restrictions and holders of the exchange notes will no longer have any registration rights or be entitled to additional interest.

The following discussion summarizes the material provisions of the indenture. It does not purport to be complete, and is qualified in its entirety by reference to all of the provisions of those agreements, including the definition of certain terms, and to the Trust Indenture Act of 1939, as amended. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. Copies of the indenture are available as set forth below under the caption “— Additional Information”. You can find the definitions of certain terms used in this description under the caption “— Certain Definitions”. In this description, the word “Tesoro” refers only to Tesoro Corporation and does not include any of its subsidiaries. Certain other defined terms used in this description but not defined below under the caption “— Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Guarantees

The Notes

The exchange notes will be:

•	general unsecured, senior obligations of Tesoro;

•	pari passu in right of payment with all existing and future senior unsecured Indebtedness of Tesoro;

•	senior in right of payment to all existing and future subordinated Indebtedness of Tesoro, including, pursuant to its terms, Tesoro’s obligations under the Junior Subordinated Notes;

•	effectively subordinate in right of payment to all existing and future secured Indebtedness of Tesoro, including Indebtedness under the Senior Credit Facility and our remaining 2008 Secured Notes, to the extent of the collateral securing such Indebtedness;

•	effectively subordinate in right of payment to all existing and future indebtedness and other liabilities of Tesoro’s non-guarantor Subsidiaries (other than indebtedness and liabilities owed to Tesoro or any Guarantor);

•	unconditionally guaranteed by the Guarantors on a senior unsecured basis.

As of June 30, 2007, Tesoro had total indebtedness of approximately $1.8 billion, of which $250 million was secured Indebtedness and $150 million was junior in right of payment to the notes (including the junior subordinated notes due 2012 at face value). As of June 30, 2007, the notes (including the exchange notes) were effectively subordinated to $183 million of liabilities (including trade payables) of Tesoro’s non-guarantor subsidiaries.

The Guarantees

The exchange notes will be initially guaranteed by each of the Guarantors. Each Subsidiary Guarantee will be:

•	a general unsecured, senior obligation of such Guarantor;

•	pari passu in right of payment with all existing and future senior unsecured Indebtedness of such Guarantor;

•	senior in right of payment to all existing and future subordinated Indebtedness of such Guarantor;

•	effectively subordinate in right of payment to all existing and future secured Indebtedness of such Guarantor, including its guarantee of Indebtedness under the Senior Credit Facility, to the extent of the collateral securing that Indebtedness; and

•	effectively subordinate to all existing and future indebtedness and other liabilities of Tesoro’s non-guarantor Subsidiaries (other than indebtedness and liabilities owed to such Guarantor).

As of June 30, 2007, the Guarantors had $27 million of Indebtedness outstanding in the form of capital leases.

Not all of Tesoro’s Restricted Subsidiaries will guarantee the notes. Furthermore, newly created or acquired Restricted Subsidiaries will be required to guarantee the notes only under the circumstances described below under the caption “— Certain Covenants — Additional Subsidiary Guarantees”. In the event of a bankruptcy, liquidation or reorganization of any non-guarantor Subsidiary, the non-guarantor Subsidiary will pay the holders of its debt and its trade creditors before it will be able to distribute any of its assets to Tesoro. Tesoro’s non-guarantor Subsidiaries had assets representing approximately 2.8% of the consolidated assets of Tesoro as of June 30, 2007, and revenue representing approximately 1.3% of the consolidated revenues of Tesoro for the three months ended June 30, 2007.

As of the Issue Date, all of Tesoro’s Subsidiaries will be Restricted Subsidiaries. However, under the circumstances described below under the subheading “— Certain Covenants — Restricted Payments”, Tesoro will be permitted to designate certain of its Subsidiaries as “Unrestricted Subsidiaries”. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture and will not guarantee the notes.

Principal, Maturity and Interest

The exchange notes will mature on June 1, 2017. The exchange notes will bear interest at the applicable rate set forth on the cover page of this prospectus from May 29, 2007, or from the most recent interest payment date to which interest has been paid. Interest on the exchange notes will be payable semiannually on June 1 and December 1 of each year, beginning on December 1, 2007. Tesoro will pay interest to those persons who are holders of record at the close of business on May 15 and November 15 of each year. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Tesoro will issue the exchange notes in an initial aggregate principal amount of $500 million. Tesoro may issue additional notes from time to time after the date hereof. Any offering of additional notes will be subject to all of the covenants in the indenture. The notes and any additional notes will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Any additional notes issued will be guaranteed by the Guarantors party to the indenture.

Principal of, and premium and interest (including additional interest), if any, on the notes will be payable, and the notes will be exchangeable and transferable, at the office or agency of Tesoro in The City of New York maintained for such purposes, which initially will be the office of the trustee in The City of New York. In addition, interest may be paid, at Tesoro’s option, by check mailed to registered holders at their respective addresses as shown on the security register for the notes. The notes will be issued only in fully registered form without coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof. No service charge will be made for any registration of transfer, exchange or redemption of notes, except in specified circumstances for any tax or other governmental charge that may be imposed in connection with those transfers, exchanges or redemptions.

Subsidiary Guarantees

Tesoro’s payment obligations with respect to the notes will be jointly and severally guaranteed on a senior basis by the Guarantors. Prior to the occurrence of an Investment Grade Rating Event, additional Domestic Subsidiaries of Tesoro will be required to become Guarantors under the circumstances described under “— Certain Covenants — Additional Subsidiary Guarantees.” The Subsidiary Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Subsidiary Guarantee will be limited to the maximum amount the Guarantor is permitted to guarantee under applicable law without creating a “fraudulent conveyance”.

See “Risk Factors — Risks relating to the notes — The Subsidiary Guarantees could be deemed fraudulent conveyances under certain circumstances, and a court may try to subordinate or avoid the Subsidiary Guarantees.

The indenture provides that, to the extent that the Subsidiary Guarantee of a Guarantor has not been released in accordance with the provisions of the indenture, such Guarantor may not sell or otherwise dispose of all or substantially all of its properties or assets to, or consolidate with or merge with or into, another Person (whether or not such Guarantor is the resulting, transferee or surviving Person) other than Tesoro or another Guarantor, unless:

(1) immediately after giving effect to such transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the properties or assets in any such sale or other disposition or the Person formed by or surviving any such consolidation or merger (if other than Tesoro or another Guarantor) unconditionally assumes, pursuant to a supplemental indenture substantially in the form specified in the indenture, all the obligations of such Guarantor under the indenture, the notes, its Subsidiary Guarantee and the registration rights agreement on terms set forth therein; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the provisions of the indenture described under the caption “— Repurchase at the Option of Holders — Asset Sales”.

The indenture provides that the Subsidiary Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the properties or assets of such Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of Tesoro, if the sale or other disposition complies with the applicable provisions of the indenture;

(2) in connection with any sale or other disposition of all of the Capital Stock of such Guarantor to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of Tesoro, if the sale or other disposition complies with the applicable provisions of the indenture;

(3) if such Guarantor is a Restricted Subsidiary and Tesoro designates such Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;

(4) upon Legal Defeasance or Covenant Defeasance as described below under the caption “— Legal Defeasance and Covenant Defeasance” or upon satisfaction and discharge of the indenture as described below under the caption “— Satisfaction and Discharge”;

(5) upon the liquidation or dissolution of such Guarantor provided that no Default or Event of Default has occurred and is continuing; or

(6) at any time after the occurrence of an Investment Grade Rating Event, such Guarantor does not have outstanding or does not guarantee Indebtedness in excess of a De Minimis Guaranteed Amount.

Optional Redemption

The exchange notes will not be redeemable at the option of Tesoro except as described below.

On or after June 1, 2012, the exchange notes will be subject to redemption at any time and from time to time at the option of Tesoro, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest (including additional interest), if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on June 1 of the years indicated below:

Year	Percentage

2012	103.250%
2013	102.167%
2014	101.083%
2015 and thereafter	100.000%

At any time and from time to time before June 1, 2010, Tesoro may on any one or more occasions redeem up to 35% of the aggregate principal amount of the outstanding notes (which amount includes additional notes) at a redemption price of 106.500% of the principal amount thereof, plus accrued and unpaid interest (including additional interest), if any, thereon, to the redemption date, with the net cash proceeds (other than Designated Proceeds) of any one or more Equity Offerings; provided that at least 65% of the aggregate principal amount of the notes issued under the indenture (which amount includes additional notes) remains outstanding immediately after each such redemption; and provided, further, that each such redemption shall occur within 120 days of the date of the closing of such Equity Offering.

In addition, at any time and from time to time prior to June 1, 2012, Tesoro may, at its option, redeem all or a portion of the notes at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium with respect to the notes plus accrued and unpaid interest (including additional interest), if any, thereon, to the redemption date. Notice of such redemption must be mailed to holders of the notes called for redemption not less than 30 nor more than 60 days prior to the redemption date. The notice need not set forth the Applicable Premium but only the manner of calculation thereof. The indenture provides that with respect to any redemption Tesoro will notify the trustee of the Applicable Premium with respect to the notes promptly after the calculation and that the trustee will not be responsible for such calculation.

“Adjusted Treasury Rate” means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities” for the maturity corresponding to the Comparable Treasury Issue with respect to the notes called for redemption (if no maturity is within three months before or after June 1, 2012, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third business day immediately preceding the redemption date, plus, in the case of each of clause (i) and (ii), 0.50%.

“Applicable Premium” means, at any redemption date, the excess of (A) the present value at such redemption date of (1) the redemption price of the notes on June 1, 2012 (such redemption price being described above in the third paragraph of this “— Optional Redemption”) plus (2) all required remaining scheduled interest payments due on the notes through June 1, 2012 (excluding accrued and unpaid interest), computed using a discount rate equal to the Adjusted Treasury Rate, over (B) the principal amount of the notes on such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the redemption date to June 1, 2012, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to June 1, 2012.

“Comparable Treasury Price” means, with respect to any redemption date, if clause (ii) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the applicable trustee, Reference Treasury Dealer Quotations for the redemption date.

“Quotation Agent” means the Reference Treasury Dealer selected by the applicable trustee after consultation with Tesoro.

“Reference Treasury Dealer” means any three nationally recognized investment banking firms selected by Tesoro that are primary dealers of Government Securities.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue with respect to the notes, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City Time, on the third business day immediately preceding the redemption date.

Selection and Notice

If less than all of the notes are to be redeemed at any time, selection of such notes for redemption will be made by the trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed, or, if the notes are not so listed, on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate; provided that no notes of $2,000 or less shall be redeemed in part. Notices of redemption with respect to the notes shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address.

If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest (including additional interest), if any, ceases to accrue on the notes or portions of the notes called for redemption. Any redemption or notice of redemption may, at Tesoro’s discretion, be subject to one or more conditions precedent and, in the case of a redemption with the net cash proceeds (other than Designated Proceeds) of an Equity Offering, be given prior to the completion of the related Equity Offering.

Repurchase at the Option of Holders

Change of Control Triggering Event

The indenture provides that, upon the occurrence of a Change of Control Triggering Event, all holders of notes issued under the indenture will have the right to require Tesoro to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of the notes pursuant to the offer described below (the “Change of Control Offer”) at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest (including additional interest), if any, thereon, to the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, Tesoro will mail to each holder of such notes a notice describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes at the price and on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the indenture and described in such notice. Tesoro will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes as a result of a Change of Control Triggering Event.

With respect to any Change of Control Offer, on the Change of Control Payment Date, Tesoro will, to the extent lawful:

(1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof tendered pursuant to the Change of Control Offer; and

(3) deliver or cause to be delivered to the trustee all notes accepted for purchase together with an officers’ certificate stating the aggregate principal amount of the notes or portions thereof being purchased by Tesoro.

The paying agent will promptly mail to each holder of notes tendered pursuant to the Change of Control Offer the Change of Control Payment for such notes and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered by the holder; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. Tesoro will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The Change of Control provisions described above will be applicable whether or not any other provisions of the indenture are applicable, except as set forth under the captions “— Legal Defeasance and Covenant Defeasance” and ‘‘— Satisfaction and Discharge”. Except as described above with respect to a Change of Control Triggering Event, the indenture will not contain any provision that permits the holders of notes issued thereunder to require Tesoro to repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Tesoro’s ability to repurchase notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that constitute a Change of Control Triggering Event may constitute a default under the Credit Facilities. In addition, certain events that may constitute a change of control under the Credit Facilities and cause a default thereunder may not constitute a Change of Control Triggering Event under the indenture. Future Indebtedness of Tesoro and its Subsidiaries may also contain prohibitions on certain events that would constitute a Change of Control Triggering Event or require such Indebtedness to be repurchased upon a Change of Control Triggering Event. Moreover, the exercise by holders of notes of their right to require Tesoro to repurchase their notes could cause a default under such Indebtedness, even if the Change of Control Triggering Event itself does not, due to the financial effect of such repurchase on Tesoro. Finally, Tesoro’s ability to pay cash to the holders of notes upon a repurchase may be limited by its then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

Even if sufficient funds were otherwise available, the terms of the Credit Facilities and other Indebtedness may prohibit Tesoro from prepaying or purchasing the notes before their scheduled maturity. Consequently, if Tesoro is unable to prepay or purchase any Indebtedness containing such restrictions or obtain requisite consents, it will be unable to fulfill its repurchase obligations if holders of notes exercise their repurchase rights following a Change of Control Triggering Event, which could result in a Default under the indenture. A Default under the indenture may result in a cross-default under other Indebtedness.

The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving Tesoro by increasing the capital required to effectuate such transactions. The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of Tesoro and its Restricted Subsidiaries taken as a whole. There is little case law interpreting the phrase “all or substantially all” in the context of an indenture. Because there is no precise established definition of this phrase, the ability of a holder of notes to require Tesoro to repurchase the holder’s notes as a result of a sale, lease, exchange or other transfer of Tesoro’s assets to a Person or a group based on the Change of Control provisions may be uncertain.

Tesoro will not be required to make a Change of Control Offer with respect to the notes upon a Change of Control Triggering Event if a third party makes the Change of Control Offer with respect to the notes in the manner, at the times and otherwise in compliance with the requirements set forth in the related indenture that are applicable to a Change of Control Offer made by Tesoro and purchases all notes validly tendered and not withdrawn under such Change of Control Offer. A Change of Control Offer may be made with respect to the notes in advance of a Change of Control Triggering Event, and conditional upon the occurrence of such Change of Control Triggering Event, if a definitive agreement for the Change of Control is in place at the time of making of the Change of Control Offer.

With respect to the notes, if holders of not less than 95% in aggregate principal amount of the outstanding notes validly tender and do not withdraw such notes in a Change of Control Offer and Tesoro, or any third party making a Change of Control Offer in lieu of Tesoro as described above, purchases all of the notes validly tendered and not withdrawn by such holders, Tesoro or such third party will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all notes that remain outstanding following such purchase at a price in cash equal to the applicable Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest (including additional interest), if any, thereon, to the date of redemption.

Upon the occurrence of an Investment Grade Rating Event, the Change of Control provisions described under this caption will cease to apply to Tesoro and will no longer have effect.

Asset Sales

The indenture provides that Tesoro will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Tesoro or the Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the fair market value (which shall give effect to the assumption by another Person of any liabilities as provided for in clause (2) (a) of this paragraph and which, in the case of an Asset Sale involving consideration not exceeding $100 million, need not be determined by the Board of Directors) of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) (x) at least 75% of the consideration received in such Asset Sale is in the form of cash or Cash Equivalents or (y) the fair market value of all forms of consideration other than cash or Cash Equivalents received for all Asset Sales since the Issue Date does not exceed in the aggregate 10% of Consolidated Net Worth of Tesoro at the time each determination is made; provided that any of the following items shall be deemed to be cash and Cash Equivalents for the purposes of this clause (2):

(a) the assumption of any liabilities (as shown on Tesoro’s or the Restricted Subsidiary’s most recent balance sheet) of Tesoro or any Restricted Subsidiary of Tesoro (other than liabilities that are by their terms subordinated to notes issued under the indenture or any Subsidiary Guarantee, other than the Junior Subordinated Notes) by the transferee of any such assets pursuant to a customary novation agreement that releases Tesoro or the Restricted Subsidiary from further liability;

(b) any securities, notes or other obligations received by Tesoro or any such Restricted Subsidiary from such transferee that are converted by Tesoro or the Restricted Subsidiary into cash or Cash Equivalents within 180 days following their receipt (to the extent of cash or Cash Equivalents received);

(c) other assets or rights used or useful in a Permitted Business, including, without limitation, assets or Investments of the nature or type described in clause (13) of the definition of “Permitted Investments”; and

(d) accounts receivable of a business retained by Tesoro or any of its Restricted Subsidiaries following the sale of such business; provided, that such accounts receivable are not (x) past due more than 60 days and (y) do not have a payment date greater than 90 days from the date of the invoice creating such accounts receivable;

provided, that any Asset Sale pursuant to a condemnation, appropriation or other similar taking, including by deed in lieu of condemnation, or pursuant to the foreclosure or other enforcement of a Lien incurred not in violation of the covenant described below under the caption “— Certain Covenants — Liens” or exercise by the related lienholder of rights with respect thereto, including by deed or assignment in lieu of foreclosure shall not be required to satisfy the conditions set forth in clauses (1) and (2) of this paragraph.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Tesoro or the Restricted Subsidiary, as the case may be, may apply such Net Proceeds, at its option:

(a) to prepay, repay, purchase, repurchase or redeem any Senior Indebtedness of Tesoro or any Restricted Subsidiary (other than Disqualified Stock), in each case, other than Indebtedness owed to Tesoro or an Affiliate of Tesoro;

(b) to acquire a controlling interest in another business or all or substantially all of the assets or operating line of another business, in each case engaged in a Permitted Business;

(c) to make capital expenditures; or

(d) to acquire other non-current assets to be used in a Permitted Business, including, without limitation, assets or Investments of the nature or type described in clause (13) of the definition of “Permitted Investments”;

provided that Tesoro or the applicable Restricted Subsidiary will be deemed to have complied with clause (b) or (c) of the prior sentence if, within 365 days of such Asset Sale, Tesoro or such Restricted Subsidiary shall have commenced and not completed or abandoned an expenditure or Investment, or a binding agreement with respect to an expenditure or Investment, in compliance with clause (b) or (c), and that expenditure or Investment is substantially completed within a date one year and six months after the date of such Asset Sale. Pending the final application of any such Net Proceeds, Tesoro may temporarily reduce Indebtedness under any Credit Facility or otherwise expend or invest such Net Proceeds in any manner that is not prohibited by the indenture. Any Net Proceeds from Asset Sales described in this paragraph that are not applied or invested as provided in the first sentence of this paragraph shall be deemed to constitute “Excess Asset Sale Proceeds”.

When the aggregate amount of Excess Asset Sale Proceeds exceeds $30 million, Tesoro will be required under the indenture to make an offer to the holders of notes issued thereunder and the holders of any Senior Indebtedness that is subject to requirements with respect to the application of net proceeds from asset sales that are substantially similar to those contained in the indenture (an “Asset Sale Offer”) to purchase on a pro rata basis (with the Excess Asset Sale Proceeds prorated between the holders of the notes and such holders of pari passu Indebtedness, including any other series of notes, based upon outstanding aggregate principal amounts) the maximum principal amount of the notes and such other Indebtedness that may be purchased or prepaid, as applicable, out of the prorated Excess Asset Sale Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest (including additional interest), if any, thereon, to the date of purchase, in accordance with the procedures set forth in the indenture. To the extent that the aggregate principal amount of notes and other Indebtedness tendered (and electing to be redeemed or repaid, as applicable) pursuant to an Asset Sale Offer is less than the Excess Asset Sale Proceeds, Tesoro and its Restricted Subsidiaries may use any remaining Excess Asset Sale Proceeds for general corporate purposes and any other purpose not prohibited by the indenture. If the aggregate principal amount of the notes and such other Indebtedness surrendered by holders thereof exceeds the amount of the prorated Excess Asset Sale Proceeds, Tesoro shall select the notes and such other Indebtedness to be purchased on a pro rata basis. Upon completion of the offer to purchase, the amount of Excess Asset Sale Proceeds shall be reset at zero.

Upon the occurrence of an Investment Grade Rating Event, the Asset Sale provisions described under this caption will cease to apply to Tesoro and will no longer have effect.

Certain Covenants

The indenture contains covenants including, among others, those summarized below. Upon the occurrence of an Investment Grade Rating Event, each of the covenants described below (except for clause (1) of the first paragraph of the covenant under the caption “— Merger, Consolidation or Sale of Assets” and the covenant described under the caption “— Reports”), together with the Change of Control and Asset Sales provisions described above under the captions “ — Repurchase at the Option of the Holder — Change of Control Triggering Event” and “— Repurchase at the Option of the Holder — Asset Sales”, respectively, and clause (6) of the first paragraph under the caption “— Events of Default and Remedies”, will cease to apply to Tesoro and its Subsidiaries, as the case may be, and will no longer have effect. Instead, the covenant described below under the caption “— Investment Grade Covenant” will apply to Tesoro and become effective upon the occurrence of such an Investment Grade Rating Event.

Restricted Payments

The indenture provides that Tesoro will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Tesoro’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Tesoro or any of its Restricted Subsidiaries) or to the direct or indirect holders of Tesoro’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such, in each case other than dividends or distributions declared or paid in Equity Interests (other than Disqualified Stock) of Tesoro or declared or paid to Tesoro or any of its Restricted Subsidiaries;

(2) purchase, redeem or otherwise acquire or retire for value (including without limitation, in connection with any merger or consolidation involving Tesoro) any Equity Interests of Tesoro (other than any such Equity Interests owned by a Restricted Subsidiary of Tesoro);

(3) make any payment to purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes, except a payment of interest or principal at its Stated Maturity; or

(4) make any Investment other than a Permitted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(a) no Default or Event of Default shall have occurred and be continuing; and

(b) Tesoro would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Disqualified Stock”; and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Tesoro or any of its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (8), (10), (11), (12) or (13) of the next succeeding paragraph), is less than the sum of:

(1) 50% of the Consolidated Net Income of Tesoro for the period (taken as one accounting period) from the Reference Date to the end of Tesoro’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a loss, less 100% of such loss), plus

(2) 100% of the aggregate net cash proceeds (other than Designated Proceeds), or the Fair Market Value of assets or property other than cash, received by Tesoro from the issue or sale, in either case, since the Reference Date of (A) Equity Interests of Tesoro (other than Disqualified Stock), or (B) Disqualified Stock or debt securities of Tesoro that have been converted into, or exchanged for, such Equity Interests, together with the aggregate cash received at the time of such conversion or exchange, or received by Tesoro from any such conversion or exchange of such debt securities sold or issued prior to the Reference Date other than Equity Interests (or Disqualified Stock or convertible or exchangeable debt securities) sold to a Restricted Subsidiary of Tesoro and other than Disqualified Stock or debt securities that have been converted or exchanged into Disqualified Stock, plus

(3) in case any Unrestricted Subsidiary has been redesignated a Restricted Subsidiary pursuant to the terms of the indenture or has been merged, consolidated or amalgamated with or into, or transfers or conveys assets to or is liquidated into, Tesoro or a Restricted Subsidiary and provided that no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof, the lesser of (A) the book value (determined in accordance with GAAP) at the date of such redesignation, combination or transfer of the aggregate Investments made by Tesoro and its Restricted Subsidiaries in such Unrestricted Subsidiary (or of the assets transferred or conveyed, as applicable) and (B) the Fair Market Value of such Investment in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), in each case after deducting any Indebtedness of the Unrestricted Subsidiary so designated or combined or with the assets so transferred or conveyed, plus

(4) to the extent not already included in Consolidated Net Income for such period, (A) if any Restricted Investment that was made by Tesoro or any Restricted Subsidiary after the Reference Date was or is sold, as the case may be, for cash or otherwise liquidated or repaid for cash, the cash return of capital with respect to such Restricted Investment resulting from such sale or disposition (less the cost of disposition, if any) and (B) with respect to any Restricted Investment that was made by Tesoro or any Restricted Subsidiary after the Reference Date, the net reduction in such Restricted Investment resulting from payments of interest, dividends, principal repayments and other transfers and distributions of cash, assets or property, in an amount not to exceed the aggregate amount of such Restricted Investment.

The foregoing provisions shall not prohibit:

(1) the payment of any dividend or the consummation of an irrevocable redemption of Subordinated Obligations within 60 days after the date of the declaration of such dividend or the delivery of the irrevocable notice of redemption, as the case may be, if at the date of the declaration or the date on which such irrevocable notice is delivered, such dividend or redemption would have complied with the provisions of such indenture;

(2) the making of any Restricted Payments out of the net cash proceeds (other than Designated Proceeds) of the substantially concurrent sale or issuance (a sale or issuance will be deemed substantially concurrent if such redemption, repurchase, retirement or acquisition occurs not more than 45 days after such sale or issuance) (other than to a Restricted Subsidiary of Tesoro) of Equity Interests of Tesoro (other than any Disqualified Stock), provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition, or payments, shall be excluded from clause (c) (2) of the preceding paragraph;

(3) the making of any principal payment on, or the defeasance, redemption, repurchase or other acquisition of, prior to its Stated Maturity, of any Subordinated Obligation with the net cash proceeds from an incurrence of, or in exchange for the issuance of, Permitted Refinancing Indebtedness;

(4) the payment of any dividend or distribution by a Restricted Subsidiary of Tesoro to the holders of its Equity Interests (other than Disqualified Stock) on a pro rata basis and the payment of any dividend or distribution by Tesoro to the holders of its Disqualified Stock, provided that such Disqualified Stock is issued on or after the Issue Date in accordance with the first paragraph of the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”;

(5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Tesoro or any Restricted Subsidiary of Tesoro held by any current or former officer, employee, consultant or director of Tesoro (or any of its Subsidiaries) pursuant to the terms of agreements (including employment agreements) and plans approved by Tesoro’s Board of Directors, including any management equity plan or stock option plan or any other management or employee benefit plan, agreement or trust, provided, however, that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests pursuant to this clause (5) shall not exceed the sum of (x) $7.5 million in any twelve-month period, (y) the aggregate net proceeds received by Tesoro during such twelve-month period from the issuance of such Equity Interests (other than Disqualified Stock) pursuant to such agreements or plans and (z) the net cash proceeds of key man life insurance received by Tesoro or its Restricted Subsidiaries after the Issue Date;

(6) repurchases of Equity Interests deemed to occur upon the cashless exercise of stock options;

(7) the purchase, redemption, defeasance or retirement, in each case, prior to its Stated Maturity, of any Indebtedness that is subordinated in right of payment to the notes by payments out of Excess Asset Sale Proceeds remaining after completion of an Asset Sale Offer, provided that (x) any payments made or value given for such purchase, redemption, defeasance or retirement shall be made out of, or shall not be in excess of, any Excess Asset Sale Proceeds remaining after completion of an Asset Sale Offer (but for the provision of the last sentence of the penultimate paragraph under the caption “— Repurchase at the Option of Holders — Asset Sales”) and (y) Tesoro would, at the time of such payment and after giving pro forma effect thereto as if such payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”;

(8) the payment of reasonable and customary directors’ fees to the members of Tesoro’s Board of Directors, provided that such fees are consistent with past practice or current requirements;

(9) the purchase by Tesoro of fractional shares arising out of stock dividends, splits or combinations or business combinations;

(10) the declaration and payment of dividends on mandatorily convertible preferred stock of Tesoro (other than Disqualified Stock) issued after the Issue Date in an aggregate amount not to exceed the amount of Designated Proceeds;

(11) the making from time to time of any payment on and in connection with a prepayment, or the purchase, redemption, defeasance or refinancing from time to time, of all or a part of the Junior Subordinated Notes;

(12) the repurchase, redemption or other acquisition or retirement for value of Equity Interests on any date where the notes are rated Ba2 or better by Moody’s and BB or better by S&P (or in either case, if such entity ceases to rate such notes for reasons outside of the control of Tesoro, the equivalent credit rating from any other Rating Agency), provided that on the date of such repurchase after giving pro forma effect thereto and to any related financing transactions as if the same had occurred at the beginning of Tesoro’s most recently ended four full fiscal quarters for which internal financial statements are available, Tesoro’s Leverage Ratio would have been equal to or less than 2 to 1; or

(13) other Restricted Payments in an aggregate principal amount since the Issue Date not to exceed $100 million; provided, further, that, with respect to clauses (2), (3), (5), (6), (7), (8), (10) and (13) above, no Default or Event of Default shall have occurred and be continuing.

In determining whether any Restricted Payment is permitted by the foregoing covenant, Tesoro may allocate or reallocate all or any portion of such Restricted Payment among the clauses (1) through (13) of the preceding paragraph or among such clauses and the first paragraph of this covenant including clauses (a), (b) and (c), provided that at the time of such allocation or reallocation, all such Restricted Payments, or allocated portions thereof, would be permitted under the various provisions of the foregoing covenant. The amount of all Restricted Payments (other than cash) shall be the Fair Market Value on the date of the transfer, incurrence or issuance of such non-cash Restricted Payment.

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if:

(1) immediately after giving effect to such designation, Tesoro could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test under the first paragraph of the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock” or the Fixed Charge Coverage Ratio of Tesoro immediately after giving effect to such designation would not be less than the Fixed Charge Coverage Ratio of Tesoro immediately prior to such designation;

(2) immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing; and

(3) Tesoro certifies that such designation complies with this covenant. Any such designation by the Board of Directors shall be evidenced by Tesoro promptly filing with the trustee a copy of the resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions.

The Board of Directors may designate any Subsidiary of Tesoro to be an Unrestricted Subsidiary under the circumstances and pursuant to the requirements described in the definition of “Unrestricted Subsidiary”, which requirements include that such designation will be made in compliance with this covenant. For purposes of making the determination as to whether such designation would be made in compliance with this covenant, all outstanding Investments by Tesoro and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the greatest of (1) the net book value (determined in accordance with GAAP) of such Investments at the time of such designation, (2) the Fair Market Value of such

Investments at the time of such designation and (3) the original Fair Market Value of such Investments at the time they were made.

Incurrence of Indebtedness and Issuance of Disqualified Stock

The indenture provides that Tesoro will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), other than Permitted Debt, and Tesoro shall not issue, and shall not permit any of its Restricted Subsidiaries to issue, any Disqualified Stock; provided, however, that Tesoro or any Restricted Subsidiary may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock if Tesoro’s Fixed Charge Coverage Ratio for Tesoro’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if such additional Indebtedness had been incurred, or such Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The provisions of the first paragraph of this covenant shall not apply to the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by Tesoro or any Restricted Subsidiary of Indebtedness pursuant to one or more Credit Facilities; provided, however, that, immediately after giving effect to any such incurrence, the aggregate principal amount (or accreted value, as applicable) of all Indebtedness incurred under this clause (1) and then outstanding does not exceed the greater of (A) $1.75 billion and (B) the amount of the Borrowing Base at the time of incurrence;

(2) the incurrence by Tesoro and the Guarantors of Indebtedness represented by the notes and the Subsidiary Guarantees to be issued on the Issue Date and the related exchange notes and Subsidiary Guarantees to be issued pursuant to the registration rights agreement;

(3) the incurrence by Tesoro or any of its Restricted Subsidiaries of Existing Indebtedness;

(4) the incurrence by Tesoro or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness, the net proceeds of which are applied to refinance any Indebtedness incurred in respect of any Indebtedness described under clauses (2), (3), (4), (8) or (11) of this paragraph or incurred pursuant to the first paragraph of this covenant;

(5) the incurrence by Tesoro or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Tesoro and any of its Restricted Subsidiaries; provided, however, that (A) if Tesoro or any Guarantor is the obligor and a Restricted Subsidiary of Tesoro that is not a Guarantor is the obligee on such Indebtedness, such Indebtedness will be subordinated to the payment in full of all Obligations with respect to the notes and the Subsidiary Guarantees, as the case may be, and (B) (1) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Tesoro or a Restricted Subsidiary of Tesoro and (2) any sale or other transfer of any such Indebtedness to a Person that is not either Tesoro or a Restricted Subsidiary of Tesoro shall be deemed, in each case, to constitute an incurrence of such Indebtedness by Tesoro or such Restricted Subsidiary, as the case may be, that is not then permitted by this clause (5);

(6) the incurrence by Tesoro or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations (including any Acquired Debt), in each case, incurred in connection with the purchase of, or for the purpose of financing the purchase of, the cost of construction, improvement or development of, property, plant or equipment used in the Permitted Business (including, without limitation, oil and gas properties) of Tesoro or a Restricted Subsidiary of Tesoro or incurred to extend, refinance, renew, replace, defease or refund any such purchase price or cost of construction, improvement or development, in an aggregate principal amount not to exceed $150 million at any time outstanding;

(7) the incurrence by Tesoro or any of its Restricted Subsidiaries of Indebtedness consisting of Hedging Obligations entered into in the ordinary course of business and not for speculative purposes;

(8) Indebtedness arising from agreements of Tesoro or any of its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with the disposition or acquisition of any business, assets or a Restricted Subsidiary of Tesoro or any business or assets of its Restricted Subsidiaries, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Restricted Subsidiary of Tesoro or any of its Restricted Subsidiaries for the purposes of financing such acquisition; provided, however, that (A) such Indebtedness is not reflected on the balance sheet of Tesoro or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (A)) and (B) the maximum liability in respect of all such Indebtedness incurred in connection with a disposition shall at no time exceed the gross proceeds including noncash proceeds (the Fair Market Value of such noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by Tesoro and its Restricted Subsidiaries in connection with such disposition;

(9) the guarantee by Tesoro or any Restricted Subsidiary of Indebtedness of Tesoro or a Restricted Subsidiary of Tesoro that was permitted to be incurred by any other provision of this covenant; provided that the guarantee of any Indebtedness of a Restricted Subsidiary of Tesoro that ceases to be such a Restricted Subsidiary shall be deemed a Restricted Investment at the time such Restricted Subsidiary’s status terminates in an amount equal to the maximum principal amount so guaranteed, for so long as, and to the extent that, such guarantee or security interest remains outstanding;

(10) the issuance by a Restricted Subsidiary of Tesoro of preferred stock to Tesoro or to any of its Restricted Subsidiaries; provided, however, that any subsequent event or issuance or transfer of any Equity Interests that results in the owner of such preferred stock ceasing to be Tesoro or any of its Restricted Subsidiaries or any subsequent transfer of such preferred stock to a Person, other than Tesoro or one of its Restricted Subsidiaries, shall be deemed to be an issuance of preferred stock by such Subsidiary that was not permitted by this clause (10);

(11) the incurrence by Tesoro or any of its Restricted Subsidiaries of Permitted Acquisition Indebtedness;

(12) the incurrence by Tesoro or any of its Restricted Subsidiaries of Indebtedness incurred in the ordinary course of business under (A) documentary letters of credit, or surety bonds or insurance contracts, which are to be repaid in full not more than one year after the date on which such Indebtedness is originally incurred to finance the purchase of goods by Tesoro or a Restricted Subsidiary of Tesoro, (B) standby letters of credit, surety bonds or insurance contracts issued for the purpose of supporting (1) workers’ compensation or similar liabilities of Tesoro or any of its Restricted Subsidiaries or (2) performance, payment, deposit or surety obligations of Tesoro or any of its Restricted Subsidiaries and (C) bid, advance payment and performance bonds and surety bonds or similar insurance contracts for Tesoro and its Restricted Subsidiaries, and refinancings thereof;

(13) the incurrence by Tesoro or any of its Restricted Subsidiaries of Indebtedness (in addition to Indebtedness permitted by any other provision of this covenant) in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed $200 million.

To the extent Tesoro’s Unrestricted Subsidiaries incur Non-Recourse Indebtedness and any such Indebtedness ceases to be Non-Recourse Indebtedness of such Unrestricted Subsidiary, then such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of Tesoro that was subject to this covenant.

Tesoro will not incur any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Tesoro unless such Indebtedness is also contractually subordinated in right of payment to the notes on substantially identical terms; provided, however, that no Indebtedness of Tesoro will be deemed to be contractually subordinated in right of payment to any other Indebtedness of Tesoro solely by virtue of being unsecured.

For purposes of determining compliance with this covenant, in the event that an item of proposed Indebtedness (including Acquired Debt) meets the criteria of more than one of the categories of Permitted Debt described above or is entitled to be incurred pursuant to the first paragraph of this covenant, Tesoro will, in its sole discretion, classify (or later classify or reclassify) in whole or in part such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness or a portion thereof may be classified (or later classified or reclassified) in whole or in part as having been incurred under more than one of the applicable clauses or pursuant to the first paragraph hereof. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

Liens

The indenture provides that Tesoro will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of a Restricted Subsidiary), whether owned on the Issue Date or acquired after that date, securing any Indebtedness, unless:

(1) in the case of Liens securing Subordinated Obligations of Tesoro or a Restricted Subsidiary, the notes or Subsidiary Guarantees, as applicable, are contemporaneously secured by a Lien on such property or assets on a senior basis to the Subordinated Obligations so secured with the same priority that the notes or Subsidiary Guarantees, as applicable, have to such Subordinated Obligations until such time as such Subordinated Obligations are no longer so secured by a Lien; and

(2) in the case of Liens securing Senior Indebtedness of Tesoro or a Restricted Subsidiary, the notes or Subsidiary Guarantees, as applicable, are contemporaneously secured by a Lien on such property or assets on an equal and ratable basis with the Senior Indebtedness so secured until such time as such Senior Indebtedness is no longer so secured by a Lien.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The indenture provides that Tesoro will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of Tesoro or Tesoro to:

(1) (x) pay dividends or make any other distributions to Tesoro or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (y) pay any Indebtedness owed to Tesoro or any of its Restricted Subsidiaries; provided, that the priority of any preferred stock in receiving dividends or liquidating distributions prior to the payment of dividends or liquidating distributions on common stock shall not be deemed to be a restriction on the ability to make distributions on Capital Stock;

(2) make loans or advances to Tesoro or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to Tesoro or any of its Restricted Subsidiaries.

The indenture will further provide that restrictions in the first paragraph of this covenant will not apply to encumbrances or restrictions existing under or by reason of:

(a) agreements in effect on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings (collectively, for the purposes of this covenant, “amendments”) of any such agreements or any Indebtedness outstanding on the Issue Date to which such agreements relate, provided, that such amendments are no more restrictive with respect to such dividend, distribution or other payment restrictions and loan or investment restrictions than those contained in such agreement, as in effect on the Issue Date, as determined in good faith by an officer of Tesoro and so noted in the books and records of Tesoro and, if such agreement provides for, or evidence, Indebtedness in excess of $75 million, as determined in good faith by the Board of Directors;

(b) any Credit Facility in effect after the Issue Date to the extent its provisions are no more restrictive with respect to such dividend, distribution or other payment restrictions and loan or investment restrictions than those contained in the Credit Facilities as in effect on the Issue Date, as determined in good faith by an officer of Tesoro and so noted in the books and records of Tesoro and, if such Credit Facility provides for Indebtedness in excess of $75 million, as determined in good faith by the Board of Directors;

(c) the indenture, the notes, the Subsidiary Guarantees or any other indentures governing debt securities issued by Tesoro or any Guarantor that are no more restrictive with respect to such dividend, distribution or other payment restrictions and loan or investment restrictions than those contained in the indenture, the notes and the Subsidiary Guarantees, as determined in good faith by the Board of Directors;

(d) any future Liens that may be permitted to be granted under, or incurred not in violation of, any other provisions of the indenture;

(e) applicable law or any applicable rule, regulation or order;

(f) any instrument governing Indebtedness or Capital Stock, or any other agreement relating to any property or assets, of a Person acquired by Tesoro or any of its Restricted Subsidiaries as in effect at the time of such acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person or such Person’s subsidiaries, so acquired, provided, that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(g) restrictions of the nature described in clause (3) above by reason of customary non-assignment provisions in contracts, agreements, licenses and leases entered into in the ordinary course of business;

(h) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (3) above on the property so acquired;

(i) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(j) agreements relating to secured Indebtedness otherwise permitted to be incurred pursuant to the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Disqualified Stock”, and not in violation of the covenant described above under the caption “— Liens”, that limit the right of the debtor to dispose of assets securing such Indebtedness;

(k) Permitted Refinancing Indebtedness in respect of Indebtedness referred to in clauses (a), (b), (c), (f), (h) and (j) of this paragraph, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive with respect to such dividend, distribution or other payment restrictions and loan or investment restrictions than those contained in the agreements governing the Indebtedness being refinanced, as determined in good faith by an officer of Tesoro and so noted in the books and records of Tesoro and, if such Indebtedness exceeds $75 million, as determined in good faith by the Board of Directors;

(l) provisions with respect to the disposition or distribution of assets in joint venture agreements, asset sale agreements, agreements relating to Sale/Leaseback Transactions, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(m) encumbrances or restrictions contained in, or in respect of, Hedging Obligations permitted under the indenture from time to time; and

(n) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

The indenture provides that Tesoro will not consolidate or merge with or into, or sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets in one or more related transactions, to another Person unless:

(1) Tesoro is the resulting, transferee or surviving Person or the resultant, transferee or surviving Person (if other than Tesoro) shall be a corporation, limited liability company or limited partnership organized and existing under the laws of the United States or any state thereof or the District of Columbia and such resulting, transferee or surviving Person assumes, pursuant to a supplemental indenture and other documentation in form and substance reasonably satisfactory to the trustee, all of the obligations and covenants of Tesoro under the indenture, the notes and, if then in effect, under the registration rights agreement; provided, that unless such resulting, transferee or surviving Person is a corporation, a corporate co-issuer of the notes will be added to the indenture by such supplemental indenture;

(2) immediately before and after such transaction no Default or Event of Default shall have occurred and be continuing; and

(3) except in the case of a merger of Tesoro with or into a Restricted Subsidiary, or a sale, assignment, transfer, conveyance or other disposition of properties or assets to Tesoro or a Restricted Subsidiary, either:

(a) immediately after giving pro forma effect to such transaction as if such transaction had occurred at the beginning of the applicable four-quarter period, Tesoro or the resultant, transferee or surviving Person (if other than Tesoro) would have a Fixed Charge Coverage Ratio that is not less than the Fixed Charge Coverage Ratio of Tesoro immediately prior to such transaction;

(b) immediately after giving pro forma effect to such transaction as if such transaction had occurred at the beginning of the applicable four-quarter period, Tesoro or the resultant, transferee or surviving Person (if other than Tesoro) would be able to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Disqualified Stock”; or

(c) immediately after giving pro forma effect to such transaction, the Consolidated Net Worth of Tesoro or the resultant, transferee or surviving Person (if other than Tesoro) would be not less than the Consolidated Net Worth of Tesoro immediately prior to such transaction.

Upon any transaction or series of related transactions that are of the type described in, and are effected in accordance with, the foregoing paragraph, the surviving Person (if other than Tesoro) shall succeed to, and be substituted for, and may exercise every right and power of, Tesoro under the indenture and the notes with the same effect as if such surviving Person had been named as Tesoro in the indenture, and when a surviving Person duly assumes all of the obligations and covenants of Tesoro pursuant to the indenture and the notes, the predecessor Person shall be relieved of all such obligations.

In addition, Tesoro may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among Tesoro and any of the Guarantors.

Additional Subsidiary Guarantees

The indenture provides that if, after the Issue Date, any Domestic Subsidiary that is not already a Guarantor (whether or not acquired or created by Tesoro or a Restricted Subsidiary after the Issue Date) has outstanding or guarantees any other Indebtedness of Tesoro or a Guarantor in excess of a De Minimis Guaranteed Amount, then such Domestic Subsidiary will become a Guarantor with respect to the notes issued thereunder by executing and delivering a supplemental indenture, in the form provided for in the indenture, to the trustee within 180 days of the date on which it guaranteed such Indebtedness.

Transactions with Affiliates

The indenture provides that Tesoro will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of any such Person (each of the foregoing, an “Affiliate Transaction”) if such Affiliate Transaction involves aggregate consideration in excess of $1 million, unless:

(1) such Affiliate Transaction is on terms that are no less favorable to Tesoro or the relevant Restricted Subsidiary than those that could have been obtained in a transaction by Tesoro or such Restricted Subsidiary with an unrelated Person or, if no comparable transaction is available with which to compare such Affiliate Transaction, such Affiliate Transaction is otherwise fair to Tesoro or the relevant Restricted Subsidiary from a financial point of view, as evidenced by the required deliverable provided for in clause (2) below; and

(2) Tesoro delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of at least $15 million, an officers’ certificate certifying that such Affiliate Transaction complies with clause (1) above;

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25 million, a resolution of its Board of Directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with clause (1) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of its Board of Directors; and

(c) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $35 million and for which there are no disinterested members of its Board of Directors, an opinion as to the fairness to Tesoro of such Affiliate Transaction from a financial point of view issued by an Independent Financial Advisor;

provided, that none of the following shall be deemed to be Affiliate Transactions and therefore shall not be subject to the provisions of the preceding paragraph:

(1) Affiliate Transactions involving the purchase, sale, storage, terminalling or transportation of crude oil, natural gas and other hydrocarbons, and refined products therefrom, in the ordinary course of any Permitted Business, so long as such transactions are priced in line with industry accepted benchmark prices and the pricing of such transactions are equivalent to the pricing of comparable transactions with unrelated third parties;

(2) any employment, equity award, equity option or equity appreciation agreement or plan, agreement or other similar compensation plan or arrangement entered into by Tesoro or any of its Restricted Subsidiaries in the ordinary course of its business;

(3) transactions between or among (A) Tesoro and one or more Restricted Subsidiaries and (B) any Restricted Subsidiaries;

(4) the performance of any written agreement in effect on the Issue Date, as such agreement may be amended, modified or supplemented from time to time; provided, however, that any amendment, modification or supplement entered into after the Issue Date will be permitted only to the extent that its terms do not adversely affect the rights of any holders of the notes (as determined in good faith by an officer of Tesoro and so noted in the books and records of Tesoro, and if such Affiliate Transaction, or related series thereof, involves aggregate consideration in excess of $25 million as determined in good faith by the Board of Directors) as compared to the terms of the agreement in effect on the Issue Date;

(5) loans or advances to officers, directors and employees for moving, entertainment and travel expenses, drawing accounts and similar expenditures and other purposes, in each case, in the ordinary course of business;

(6) maintenance in the ordinary course of business of customary benefit programs or arrangements for employees, officers or directors, including vacation plans, health and life insurance plans, deferred compensation plans and retirement or savings plans and similar plans;

(7) fees and compensation paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of Tesoro or any of its Restricted Subsidiaries in their capacity as such, to the extent such fees and compensation are reasonable and customary;

(8) sales of Equity Interests of Tesoro (other than Disqualified Stock) to Affiliates of Tesoro or any of its Restricted Subsidiaries;

(9) Restricted Payments that are permitted by the provisions of the indenture described above under the caption “— Restricted Payments”; and

(10) any transactions between Tesoro or any Restricted Subsidiary and any Person, a director of which is also a director of Tesoro or a Restricted Subsidiary; provided that such director abstains from voting as a director of Tesoro or the Restricted Subsidiary, as applicable, in connection with the approval of the transaction.

Reports

The indenture provides that whether or not required by the Commission’s rules and regulations, so long as any notes are outstanding, Tesoro will furnish to the trustee and each holder of notes, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual reports that would be required to be filed with the Commission on Forms 10-Q and 10-K if Tesoro were required to file such reports; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if Tesoro were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on Tesoro’s consolidated financial statements by Tesoro’s certified independent accountants. In addition, Tesoro will file a copy of each of the reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

If at any time Tesoro is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Tesoro will nevertheless continue filing the reports specified in the preceding paragraph with the Commission within the time periods specified above unless the Commission will not accept such a filing. Tesoro agrees that it will not take any action for the purpose of causing the Commission not to accept any such filings. If, notwithstanding the foregoing, the Commission will not accept Tesoro’s filings for any reason, Tesoro will post the reports referred to in the preceding paragraph on its website within the time periods that would apply if Tesoro were required to file those reports with the Commission.

Tesoro will be deemed to have furnished such reports to the trustees and the holders of notes if it has filed such reports with the Commission using the EDGAR filing system and such reports are publicly available.

Investment Grade Covenant

The indenture provides that, upon the occurrence of an Investment Grade Rating Event, the covenant described below will apply to Tesoro and its Subsidiaries and become effective upon the occurrence of such an Investment Grade Rating Event.

Secured Indebtedness

If Tesoro or any Subsidiary incurs any Indebtedness secured by a Lien (other than a Permitted Lien) on any Principal Property or on any share of stock or Indebtedness of a Subsidiary, Tesoro or such Subsidiary, as the case may be, will secure the notes equally and ratably with (or, at its option, prior to) the Indebtedness so secured until such time as such Indebtedness is no longer secured by a Lien, unless the aggregate amount of all Indebtedness secured by a Lien and the Attributable Amounts of all Sale/Leaseback Transactions involving Principal Property would not exceed 15% of Consolidated Net Tangible Assets.

Events of Default and Remedies

The indenture provides that any of the following will constitute an Event of Default:

(1) default for 30 days in the payment when due of interest on, or additional interest with respect to, the notes;

(2) default in payment when due of the principal of, or premium, if any, on the notes;

(3) failure by Tesoro or any of its Restricted Subsidiaries to comply with the provisions described above under the captions “— Certain Covenants — Merger, Consolidation or Sale of Assets” and “— Repurchase at the Option of Holders — Change of Control Triggering Event” and such failure continues for 30 days after written notice is given to Tesoro as provided below;

(4) failure by Tesoro or any of its Restricted Subsidiaries to comply with any of other agreement in the indenture or the notes (other than a failure that is subject to clause (1), (2) or (3) above) and such failure continues for 60 days after written notice is given to Tesoro as provided below;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Tesoro or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Tesoro or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the Issue Date, which default:

(a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates without duplication $30 million or more, and such default shall not have been cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within ten business days after the running of such grace period or the occurrence of such acceleration;

(6) failure by Tesoro or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $30 million (excluding amounts covered by insurance), which judgments are not paid, discharged or stayed for a period of 60 days;

(7) certain events of bankruptcy or insolvency with respect to Tesoro, or any group of Subsidiaries that when taken together would constitute a Significant Subsidiary or any Significant Subsidiary upon the occurrence of such events; and

(8) except as permitted by the indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any such Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee (other than by reason of the termination of the indenture or the release of any such Subsidiary Guarantee in accordance with the indenture).

A Default under clause (3) or clause (4) above will not be an Event of Default until the trustee or the holders of not less than 25% in the aggregate principal amount of the outstanding notes notifies Tesoro of the Default and Tesoro does not cure such Default within the specified time after receipt of such notice.

If any Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare all notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to

Tesoro, any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all the notes will become due and payable without further action or notice. Holders of notes may not enforce the indenture or the notes except as provided therein. Subject to certain limitations, the holders of a majority in principal amount of outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold notice from holders of the notes of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest or additional interest) if it determines that withholding notice is in their interest.

In the case of an Event of Default specified in clause (5) of the first paragraph under this caption, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded with respect to the notes, automatically and without any action by the trustee or the holders of such notes, if within 60 days after such Event of Default first arose Tesoro delivers an Officers’ Certificate to the trustee stating that (1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (2) the holders of the Indebtedness have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (3) the default that is the basis for such Event of Default has been cured; provided, however, that in no event shall an acceleration of the principal amount of the notes as described above be annulled, waived or rescinded upon the happening of any such events.

The holders of a majority in aggregate principal amount of the outstanding notes by notice to the trustee may on behalf of all holders of the notes (1) waive any existing Default or Event of Default and its consequences under the indenture, except a continuing Default or Event of Default in the payment of interest (including additional interest), if any, on, or the principal of or premium on, the notes and (2) rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal or interest (including additional interest) that has become due solely because of the acceleration) have been cured or waived.

Tesoro will be required to deliver to the trustee annually a statement regarding compliance with the indenture and Tesoro will be required upon becoming aware of any Default or Event of Default under the indenture to deliver to the trustee a statement specifying such Default or Event of Default.

Upon the occurrence of an Investment Grade Rating Event, clause (6) of the first paragraph under this caption will cease to apply to Tesoro and will no longer have effect.

No Personal Liability of Directors, Officers, Employees, Managers, Incorporators, Members, Partners and Stockholders

No director, officer, employee, manager, incorporator, member, partner or stockholder or other owner of Capital Stock of Tesoro or any of its Subsidiaries, as such, shall have any liability for any obligations of Tesoro or any Guarantor under the notes, the Subsidiary Guarantees or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of a note by accepting the note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the Commission that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

Tesoro may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of the outstanding notes to receive payments in respect of the principal of, premium, if any, and interest (including additional interest), if any, on such notes when such payments are due (but not the Change of Control Payment or the payment pursuant to an Asset Sale Offer) from the trust referred to below;

(2) Tesoro’s obligations with respect to holders of notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee and Tesoro’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

In addition, Tesoro may, at its option and at any time, elect to have the obligations of Tesoro and the Guarantors released with respect to certain covenants that are described in the related indenture (“Covenant Defeasance”), and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described above under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Tesoro must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, and premium, if any, and interest (including additional interest), if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and Tesoro must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, Tesoro shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that (A) Tesoro has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Tesoro shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness or the grant of Liens securing such Indebtedness, all or a portion of the proceeds of which will be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which Tesoro or any of its Restricted Subsidiaries is a party or by which Tesoro or any of its Restricted Subsidiaries is bound, or if such breach, violation or default would occur, which is not waived as of, and for all purposes, on and after, the date of such deposit;

(6) Tesoro shall have delivered to the trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(7) Tesoro must deliver to the trustee an officers’ certificate stating that the deposit was not made by Tesoro with the intent of preferring the holders of the notes over the other creditors of Tesoro with the intent of defeating, hindering, delaying or defrauding creditors of Tesoro or others; and

(8) Tesoro must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder when:

(a) either (1) all such notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has heretofore been deposited in trust and thereafter repaid to Tesoro or discharged from such trust) have been delivered to the trustee for cancellation; (2) all such notes not theretofore delivered to the trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee and Tesoro has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on such notes not theretofore delivered to the trustee for cancellation for principal, premium, if any, and accrued interest (including additional interest) to the date of maturity or redemption;

(b) no Default or Event of Default with respect to the indenture or the notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which Tesoro is a party or by which Tesoro is bound;

(c) Tesoro has paid or caused to be paid all sums due and payable by it under the indenture; and

(d) Tesoro has delivered irrevocable instructions to the trustee to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, Tesoro must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require such holder, among other things, to furnish appropriate endorsements and transfer documents and Tesoro may require such holder to pay any taxes and fees required by law or permitted by the indenture. Tesoro is not required to transfer or exchange any notes selected for redemption except the unredeemed portion of any Note being redeemed in part. Also, Tesoro is not required to transfer or exchange any notes in respect of which a notice of redemption has been given for a period of 15 days before a selection of the notes to be redeemed. The registered holder of a note will be treated as the owner of it for all purposes.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture, the notes or the Subsidiary Guarantees may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and any existing Default or Event of Default or compliance with any provision of the indenture, the Subsidiary Guarantees or such notes may be waived with the consent of the holders of a majority in principal amount of the outstanding notes (including, without limitation, consents obtained in connection with a tender offer or exchange offer for such notes).

Without the consent of each holder affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of the notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest including default interest or additional interest, if any, on any note;

(4) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest or additional interest, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in such note;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of or premium, if any, or interest or additional interest, if any, on notes;

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”); or

(8) make any change in the foregoing amendment and waiver provisions.

Notwithstanding the foregoing, Tesoro and the trustee may without the consent of any holder thereof amend or supplement the indenture, the notes or the Subsidiary Guarantees:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of Tesoro’s or any Guarantor’s obligations to holders of the notes in the case of a merger or consolidation or sale of all or substantially all of Tesoro’s or such Guarantor’s assets, including the addition of any required co-issuer of the notes;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights of any such holders under the indenture;

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to add any additional Guarantor or to release any Guarantor from its Subsidiary Guarantee or its obligations under the indenture, to evidence or provide for the acceptance of appointment of a successor trustee or to add any additional Events of Default, in each case, as provided in the indenture;

(7) to secure the notes;

(8) to conform the text of the indenture, such notes or the Subsidiary Guarantees to any provision of this “Description of the Notes” to the extent that such provision in this “Description of the Notes” was intended to be a recitation of a provision of the indenture, the notes or the Subsidiary Guarantees; or

(9) to provide for the issuance of exchange notes and related guarantees or additional notes and related guarantees.

Concerning the Trustee

The indenture contains certain limitations on the rights of the trustee, should it become a creditor of Tesoro, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that if an Event of Default shall occur and be continuing with respect to notes issued under the indenture, the applicable trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture and the registration rights agreement without charge by writing to Tesoro Corporation, 300 Concord Plaza Drive, San Antonio, Texas 78216-6999, Attention: Vice President and Treasurer.

Book-Entry, Delivery and Form

The exchange notes to be issued in exchange for outstanding notes will be issued in the form of a registered note in global form, without interest coupons, (the “global note”).

The global note will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (the “Depository”), in New York, New York, and registered in the name of the Depository or its nominee, in each case, for credit to an account of a direct or indirect participant of the Depository as described below.

Except as set forth below, the global note may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee. Beneficial interests in the global note may not be exchanged for notes in certificated form except in the limited circumstances described below. See “— Depository Procedures — Exchange of Book-Entry Notes for Certificated Notes”.

The notes may be presented for registration of transfer and exchange at the offices of the registrar.

Depository Procedures

The following description of the operations and procedures of the Depository are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Tesoro takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

The Depository has advised Tesoro that it is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to the Depository’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of the Depository only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of the Depository are recorded on the records of the Participants and Indirect Participants.

The Depository has also advised Tesoro that, pursuant to procedures established by it:

(1) upon deposit of the global note, the Depository will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of the global note; and

(2) ownership of these interests in the global note will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by the Depository (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the global notes).

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such Persons will be limited to that extent. Because the Depository can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a global note to pledge such interests to Persons that do not participate in the Depository’s system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of an interest in the global note will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, and Additional Interest, if any, on a global note registered in the name of the Depository or its nominee will be payable to the Depository in its capacity as the registered holder under the indenture. Under the terms of the indenture, Tesoro and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for all other purposes. Consequently, neither Tesoro, the trustee nor any agent of Tesoro or the trustee has or will have any responsibility or liability for:

(1) any aspect of the Depository’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the global notes or for maintaining, supervising or reviewing any of the Depository’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the global notes; or

(2) any other matter relating to the actions and practices of the Depository or any of its Participants or Indirect Participants.

The Depository has advised Tesoro that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless the Depository has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of the Depository. Payments by the Participants and the Indirect Participants to the beneficial owners of the notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of the Depository, the trustee or Tesoro. Neither Tesoro nor the trustee will be liable for any delay by the Depository or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and Tesoro and the trustee may conclusively rely on and will be protected in relying on instructions from the Depository or its nominee for all purposes.

Transfers between Participants in the Depository will be effected in accordance with the Depository’s procedures, and will be settled in same-day funds.

The Depository has advised Tesoro that it will take any action permitted to be taken by a holder of the notes only at the direction of one or more Participants to whose account the Depository has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the applicable indenture, the Depository reserves the right to exchange the global notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although the Depository has agreed to the foregoing procedures to facilitate transfers of interests in the global note among participants in the Depository, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of Tesoro, the trustee or any of their respective agents will have any responsibility for the performance by the Depository or its participants or indirect participants of its respective obligations under the rules and procedures governing its operations.

Exchange of Book-Entry Notes for Certificated Notes

A global note is exchangeable for definitive notes in registered certificated form if (1) the Depository (A) notifies Tesoro that it is unwilling or unable to continue as depository for the global note and Tesoro thereupon fails to appoint a successor depository or (B) has ceased to be a clearing agency registered under the Exchange Act or (2) Tesoro, at its option, notifies the trustee in writing that it elects to cause issuance of the notes in certificated form. In addition, beneficial interests in a global note may be exchanged for certificated notes upon request but only upon at least 20 days prior written notice given to the trustee by or on behalf of the Depository in accordance with customary procedures. In all cases, certificated notes delivered in exchange for any global note or beneficial interest therein will be registered in names, and issued in any approved denominations, requested by or on behalf of the Depository (in accordance with its customary procedures) and will bear the restrictive legend referred to in “Notice to Investors” unless Tesoro determines otherwise in compliance with applicable law.

Certificated Notes

Subject to certain conditions, any person having a beneficial interest in a global note may, upon request to the trustee, exchange such beneficial interest for notes in the form of certificated notes. Upon any such issuance, the trustee is required to register such certificated notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if (1) Tesoro notifies the trustee in writing that the Depository is no longer willing or able to act as a depository and Tesoro is unable to locate a qualified successor within 90 days or (2) Tesoro, at its option, notifies the applicable trustee in writing that it elects to cause the issuance of the notes in the form of certificated notes under the indenture, then, upon surrender by the global note holder of its global note, notes in such form will be issued to each person that the global note holder and the Depository identify as being the beneficial owner of the related notes.

Neither Tesoro nor the trustee will be liable for any delay by a global note holder or the Depository in identifying the beneficial owners of the notes and Tesoro and the trustee may conclusively rely on, and will be protected in relying on, instructions from the global note holder or the Depository for all purposes.

Same Day Settlement and Payment

The indenture requires that payments in respect of the notes represented by a global note (including principal, premium, if any, and interest (including additional interest), if any) be made by wire transfer of immediately available funds to the accounts specified by the global note holder. With respect to certificated notes, Tesoro will make all payments of principal, premium, if any, interest (including additional interest), if any, by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder’s registered address. Tesoro expects that secondary trading in the certificated notes will also be settled in immediately available funds.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person, but excluding, in any event, Indebtedness that is extinguished, retired or repaid in connection with such Person merging with or becoming a Restricted Subsidiary of such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that, for purposes of the covenant described under the caption “— Certain Covenants — Transactions with Affiliates” and the use of the term “Affiliates” thereunder, beneficial ownership of 10% or more of the voting securities of a specified Person shall be deemed to be control by the owner thereof.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a Sale/Leaseback Transaction) other than in the ordinary course of business, or any damage or loss of property resulting in the payment of property insurance or condemnation proceeds to Tesoro or any Restricted Subsidiary (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Tesoro and its Restricted Subsidiaries taken as a whole will be governed by the covenants described above under the captions “— Repurchase at the Option of Holders — Change of Control Triggering Event” and “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”); and

(2) the issue or sale by Tesoro or any of its Restricted Subsidiaries of Equity Interests of any of Tesoro’s Restricted Subsidiaries,

in the case of either clause (1) or (2), whether in a single transaction or a series of related transactions, (a) that have a Fair Market Value in excess of $10 million or (b) for Net Proceeds in excess of $10 million; provided that the following will not be deemed to be Asset Sales:

(1) any sale or exchange of production of crude oil, natural gas and natural gas liquids, or refined products or residual hydrocarbons, or any other asset or right constituting inventory, made in the ordinary course of the Permitted Business;

(2) any disposition of assets in trade or exchange for assets of comparable Fair Market Value used or usable in any Permitted Business (including, without limitation, the trade or exchange for a controlling interest in another business or all or substantially all of the assets or operating line of a business, in each case, engaged in a Permitted Business or for other non-current assets to be used in a Permitted Business, including, without limitation, assets or Investments of the nature or type described in clause (13) of the definition of “Permitted Investments”); provided that (x) except for trades or exchanges of oil and gas properties and interests therein for other oil and gas properties and interests therein, if the fair market value of the assets so disposed of, in a single transaction or in a series of related transactions, is in excess of $35 million, Tesoro shall obtain an opinion or report from an Independent Financial Advisor confirming that the assets received by Tesoro and the Restricted Subsidiaries in such trade or exchange have a fair market value of at least the fair market value of the assets so disposed and (y) any cash or Cash Equivalents received by Tesoro or a Restricted Subsidiary in connection with such trade or exchange (net of any transaction costs of the type deducted under the definition of “Net Proceeds”) shall be treated as Net Proceeds of an Asset Sale and shall be applied in the manner set forth in the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”;

(3) a transfer of assets by Tesoro to a Restricted Subsidiary of Tesoro or by a Restricted Subsidiary of Tesoro to Tesoro or to a Restricted Subsidiary of Tesoro;

(4) an issuance or sale of Equity Interests by a Restricted Subsidiary of Tesoro to Tesoro or to another Restricted Subsidiary of Tesoro;

(5) (A) a Permitted Investment or (B) a Restricted Payment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments”;

(6) the trade, sale or exchange of Cash Equivalents;

(7) the sale, exchange or other disposition of obsolete assets not integral to any Permitted Business;

(8) the abandonment or relinquishment of assets or property in the ordinary course of business, including without limitation the abandonment, relinquishment or farm-out of oil and gas leases, concessions or drilling or exploration rights or interests therein;

(9) any lease of assets entered into in the ordinary course of business and with respect to which Tesoro or any Restricted Subsidiary of Tesoro is the lessor and the lessee has no option to purchase such assets for less than fair market value at any time the right to acquire such asset occurs;

(10) the disposition of assets received in settlement of debts accrued in the ordinary course of business;

(11) the creation or perfection of a Lien on any properties or assets (or any income or profit therefrom) of Tesoro or any of its Restricted Subsidiaries that is not prohibited by any covenant of the indenture;

(12) the surrender or waiver in the ordinary course of business of contract rights or the settlement, release or surrender of contractual, non-contractual or other claims of any kind; and

(13) the grant in the ordinary course of business of any non-exclusive license of patents, trademarks, registrations therefor and other similar intellectual property.

“Attributable Amount” means, with respect to any Sale/Leaseback Transaction involving any Principal Property, as at the time of determination, the present value (discounted at the interest rate borne by the notes, compounded annually) of the total obligations of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights) during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that the Attributable Amount of each of the following Sale/Leaseback Transactions involving a Principal Property shall, in each case, be zero:

(1) a Sale/Leaseback Transaction in which the lease is for a period, including renewal rights, not in excess of three years;

(2) a Sale/Leaseback Transaction in which the transfer of the Principal Property is made within 270 days of the acquisition or construction of, or the completion of a material improvement to, such Principal Property;

(3) a Sale/Leaseback Transaction in which the lease secures or relates to industrial revenue or pollution control bonds;

(4) a Sale/Leaseback Transaction in which the transaction is between or among Tesoro and one or more Restricted Subsidiaries or between or among Restricted Subsidiaries; or

(5) a Sale/Leaseback Transaction pursuant to which Tesoro, within 270 days after the completion of the transfer of the Principal Property, applies toward the retirement of its Indebtedness or the Indebtedness of a Restricted Subsidiary, or to the purchase of other property constituting a Principal Property, the greater of the net proceeds from the transfer of the Principal Property and the fair market value of the Principal Property; provided, however, that the amount that must be applied to the retirement of Indebtedness shall be reduced by:

(a) the principal amount of any debentures, notes or debt securities (including the notes) of Tesoro or a Restricted Subsidiary surrendered to the applicable trustee or agent for retirement and cancellation within 270 days of the completion of the transfer of the Principal Property;

(b) the principal amount of any Indebtedness not included in clause (5)(a) of this definition to the extent such amount of Indebtedness is voluntarily retired by Tesoro or a Restricted Subsidiary within 270 days of the completion of the transfer of the Principal Property; and

(c) all fees and expenses associated with the Sale/Leaseback Transaction.

“Board of Directors” means the Board of Directors of Tesoro or any committee thereof duly authorized to act on behalf of such Board.

“Borrowing Base” means, as of any date, an amount equal to:

(1) 85% of the face amount of all accounts receivable owned by Tesoro and its Domestic Subsidiaries as of the end of the most recent fiscal quarter preceding such date that were not more than 90 days past due; plus

(2) 80% of the book value (before any reduction from current cost to LIFO cost) of all inventory owned by Tesoro and its Domestic Subsidiaries as of the end of the most recent fiscal quarter preceding such date; plus

(3) 100% of the cash and Cash Equivalents owned by Tesoro and its Domestic Subsidiaries as of the end of the most recent fiscal quarter preceding such date.

“Capital Lease Obligations” means, at the time any determination thereof is to be made, the amount of the liability in respect of one or more capital leases that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means (1) in the case of a corporation, corporate stock; (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition;

(3) certificates of deposit and Eurodollar time deposits with maturities of not more than one year from the date of acquisition, bankers’ acceptances with maturities of not more than one year from the date of acquisition and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500 million and a Thompson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above; and

(5) commercial paper having the highest rating obtainable from Moody’s or S&P with maturities of not more than one year from the date of acquisition.

“Change of Control” means the occurrence of one or more of the following events:

(1) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of Tesoro and its Restricted Subsidiaries taken as a whole to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”) together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the indenture) unless immediately following such sale, lease, exchange or other transfer in compliance with the indenture such assets are owned, directly or indirectly, by (A) Tesoro or a Subsidiary of Tesoro or (B) a Person controlled by Tesoro or a Subsidiary of Tesoro;

(2) the approval by the holders of Capital Stock of Tesoro of any plan or proposal for the liquidation or dissolution of Tesoro;

(3) the acquisition in one or more transactions, of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of Voting Securities of Tesoro by any Person or Group that either (A) beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act), directly or indirectly, at least 50% of Tesoro’s then outstanding voting securities entitled to vote on a regular basis for the Board of Directors, or

(B) otherwise has the ability to elect, directly or indirectly, a majority of the members of the Board of Directors, including, without limitation, by the acquisition of revocable proxies for the election of directors; or

(4) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders (or members, as applicable) of Tesoro was approved by a vote of a majority of the directors of Tesoro then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office.

Notwithstanding the foregoing, a Change of Control shall not be deemed to occur upon the consummation of any actions undertaken by Tesoro or any of its Restricted Subsidiaries solely for the purpose of changing the legal structure of Tesoro or such Restricted Subsidiary.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Decline with respect to the notes.

“Commission” means the U.S. Securities and Exchange Commission.

“Commodity Hedging Agreements” means agreements or arrangements designed to protect such Person against fluctuations in the price of (1) crude oil, natural gas, or other hydrocarbons, including refined hydrocarbon products; (2) electricity and other sources of energy or power used in Tesoro’s refining or processing operations; or (3) any other commodity; in each case, in connection with the conduct of its business and not for speculative purposes.

“Commodity Hedging Obligations” means, with respect to any Person, the net payment Obligations of such Person under Commodity Hedging Agreements.

“Consolidated Cash Flow” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period, plus:

(1) an amount equal to any extraordinary, unusual or non-recurring expenses or losses (including, whether or not otherwise includable as a separate item in the statement of Consolidated Net Income for such period, losses on sales of assets outside of the ordinary course of business) plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income), plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus

(3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus

(4) depreciation and amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation and amortization were deducted in computing such Consolidated Net Income, minus

(5) non-cash items increasing such Consolidated Net Income for such period, in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Restricted Subsidiary of the referent Person shall be added to

Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in same proportion) that the Net Income of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to Tesoro by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries (for such period, on a consolidated basis, determined in accordance with GAAP); provided, that

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Restricted Subsidiary;

(2) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3) the cumulative effect of a change in accounting principles shall be excluded; and

(4) any ceiling limitation writedowns under Commission guidelines shall be treated as capitalized costs, as if such writedown had not occurred.

Notwithstanding the foregoing, for the purposes of the covenant described above under “— Certain Covenants — Restricted Payments” only, there shall be excluded from Consolidated Net Income any nonrecurring charges relating to any premium or penalty paid, write off or deferred finance fees or other charges in connection with redeeming or retiring any Indebtedness prior to its Stated Maturity.

“Consolidated Net Tangible Assets” means, as of any date of determination, the consolidated total assets of Tesoro and its Restricted Subsidiaries determined in accordance with GAAP as of the end of Tesoro’s most recent fiscal quarter for which internal financial statements are available, less the sum of (1) all current liabilities and current liability items, and (2) all goodwill, trade names, trademarks, patents, organization expense, unamortized debt discount and expense and other similar intangibles properly classified as intangibles in accordance with GAAP.

“Consolidated Net Worth” means the total of the amounts shown on a Person’s consolidated balance sheet determined in accordance with GAAP, as of the end of such Person’s most recent fiscal quarter for which internal financial statements are available prior to the taking of any action for the purpose of which the determination is being made, as the sum of (1) the par or stated value of all of such Person’s outstanding Capital Stock, (2) paid-in capital or capital surplus relating to such Capital Stock and (3) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

“Credit Facilities” means, with respect to Tesoro or any of its Restricted Subsidiaries, one or more debt facilities (including, without limitation, the Senior Credit Facility), commercial paper facilities or Debt Issuances with banks, investment banks, insurance companies, mutual funds, other institutional lenders, institutional investors or any of the foregoing providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders, other financiers or to special purpose entities formed to borrow from (or sell such receivables to) such lenders or other financiers against such receivables), letters of credit, bankers’ acceptances, other borrowings or Debt Issuances, in each case, as amended, restated, modified, renewed, extended, refunded, replaced or refinanced (in each case, without limitation as to amount), in whole or in part, from time to time (including through one or more Debt Issuances) and any agreements and related documents governing Indebtedness or Obligations incurred to refinance amounts then outstanding or permitted to be outstanding, whether or not with the original administrative agent, lenders, investment banks, insurance companies, mutual funds, other institutional lenders, institutional investors or any of the foregoing and whether provided under the original agreement, indenture or other documentation relating thereto.

“Debt Issuances” means, with respect to Tesoro or any Restricted Subsidiary, one or more issuances after the Issue Date of Indebtedness evidenced by notes, debentures, bonds or other similar securities or instruments.

“Default” means any event that is or with the passage of time or the giving of notice (or both) would be an Event of Default.

“De Minimis Guaranteed Amount” means a principal amount of Indebtedness that does not exceed $5 million.

“Designated Proceeds” means the amount of net cash proceeds received by Tesoro from each issuance or sale since the Issue Date of mandatorily convertible preferred stock of Tesoro (other than Disqualified Stock), that at the time of such issuance was designated by Tesoro as Designated Proceeds pursuant to an officer’s certificate delivered to the trustee; provided, however, that if the mandatorily convertible preferred stock providing such Designated Proceeds is thereafter converted into common stock of Tesoro, that portion of the Designated Proceeds that has not been paid as dividends pursuant to clause (10) of the second paragraph of the covenant described above under “Certain Covenants — Restricted Payments” will no longer be considered to be Designated Proceeds.

“Disqualified Stock” means, with respect to any Person, any Capital Stock to the extent that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event, it matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature, except such Capital Stock that is solely redeemable with, or solely exchangeable for, any Capital Stock of such Person that is not Disqualified Stock.

Notwithstanding the preceding paragraph, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require Tesoro or any of its Restricted Subsidiaries to repurchase Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that Tesoro or such Restricted Subsidiary may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments”.

“Domestic Subsidiary” means any Restricted Subsidiary of Tesoro formed under the laws of the United States or any state of the United States or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale of Capital Stock of Tesoro or options, warrants or rights with respect to its Capital Stock (other than sales made to any Restricted Subsidiary of Tesoro and sales of Disqualified Stock) made for cash after the Issue Date.

“exchange notes” means notes designated as “Series B” in the indenture and registered under the Securities Act that are issued under the indenture in exchange for the notes initially issued under the indenture pursuant to the Exchange Offer or in replacement of any such initially issued notes pursuant to the Shelf Registration Statement.

“Existing Indebtedness” means the aggregate Indebtedness of Tesoro and its Restricted Subsidiaries outstanding on the Issue Date.

“Fair Market Value” means, with respect to consideration received or to be received, or given or to be given, pursuant to any transaction by Tesoro or any Restricted Subsidiary, the fair market value of such consideration as determined in good faith by the Board of Directors of Tesoro, whose determination shall be conclusive and evidenced by a resolution of such Board of Directors set forth in an officers’ certificate delivered to the trustee.

“Financial Hedging Agreements” means (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates or currency exchange rates in connection with the conduct of its business and not for speculative purposes.

“Financial Hedging Obligations” means, with respect to any Person, the net payment Obligations of such Person under Financial Hedging Agreements.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that Tesoro or any of its Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness (other than revolving credit borrowings under any Credit Facility) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above:

(1) acquisitions that have been made by Tesoro or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated giving pro forma effect to any expense and cost reductions that have occurred or, in the reasonable judgment of the chief financial officer of Tesoro as set forth in an officers’ certificate, are reasonably expected to occur (regardless of whether those operating improvements or cost savings could then be reflected in pro forma financial statements prepared in accordance with Regulation S-X promulgated by the Commission or any regulation or policy related thereto);

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded; and

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation or duplication, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments (if any) pursuant to Hedging Obligations);

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period;

(3) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such guarantee or Lien is called upon); and

(4) all dividend payments, whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests of Tesoro (other than Disqualified Stock).

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, the statements and pronouncements of the Financial Accounting Standards Board and such other statements by such other entities as have been approved by a significant segment of the accounting profession, which are applicable at the date of determination.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantees or obligations the full faith and credit of the United States is pledged.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof or pledging assets to secure), of all or any part of any Indebtedness.

“Guarantors” means:

(1) each of Gold Star Maritime Company, Smiley’s Super Service, Inc., Tesoro Alaska Company, Tesoro Aviation Company, Tesoro Companies, Inc., Tesoro Environmental Resources Company, Tesoro Far East Maritime Company, Tesoro Financial Services Holding Company, Tesoro Hawaii Corporation, Tesoro Maritime Company, Tesoro Northstore Company, Tesoro Refining and Marketing Company, Tesoro Trading Company, Tesoro Wasatch, LLC, Tesoro Sierra Properties, LLC, Tesoro South Coast Company, LLC, Tesoro Vostok Company and Tesoro West Coast Company, LLC;

(2) each of Tesoro’s Restricted Subsidiaries that becomes a guarantor of the notes pursuant to the covenant described above under “— Certain Covenants — Additional Subsidiary Guarantees”; and

(3) each of Tesoro’s Restricted Subsidiaries executing a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the indenture;

provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Subsidiary Guarantee is released in accordance with the terms thereof.

“Hedging Obligations” means, with respect to any Person, collectively, the Commodity Hedging Obligations of such Person and the Financial Hedging Obligations of such Person.

“Indebtedness” means, with respect to any Person, without duplication,

(1) the principal of and premium, if any, with respect to indebtedness of such Person for borrowed money or evidenced by bonds, notes, debentures or similar instruments;

(2) reimbursement obligations of such Person for letters of credit or banker’s acceptances;

(3) Capital Lease Obligations of such Person;

(4) obligations of such Person for the payment of the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable;

(5) Hedging Obligations (the amount of which at any time of determination shall be equal to the termination value of such agreement or arrangement giving rise to such Hedging Obligation that would be payable at such time); or

(6) preferred stock of a Restricted Subsidiary that is not a Subsidiary Guarantor (but excluding, in each case, any accrued dividends).

In the case of the foregoing clauses (1) through (5) if and to the extent any of the foregoing obligations or indebtedness (other than letters of credit, banker’s acceptances and Hedging Obligations), but excluding amounts recorded in accordance with Statement of Financial Accounting Standard No. 133, would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP. In the case of clause (6), the amount of Indebtedness attributable to such preferred stock shall be the repurchase price calculated in accordance with the terms of such preferred stock as if the preferred stock were repurchased on the date on which Indebtedness is required to be determined pursuant to the indenture; provided that if the preferred stock is not then permitted to be repurchased, the amount of Indebtedness shall be the greater of the liquidation preference and the book value of the preferred stock.

In addition, the term “Indebtedness” includes, without duplication:

(A) obligations or indebtedness of others of the type referred to in the foregoing clauses (1) through (6) that are secured by a Lien on any asset of such Person (whether or not such Indebtedness is assumed by such Person), but in an amount not to exceed the lesser of the amount of such other Person’s obligation or indebtedness or the Fair Market Value of such asset; and

(B) to the extent not otherwise included, the guarantee by such Person of any obligations or indebtedness of others of the type referred to in the foregoing clauses (1) through (6), whether or not such guarantee is contingent, and whether or not such guarantee appears on the balance sheet of such Person.

“Independent Financial Advisor” means a nationally recognized accounting, appraisal or investment banking firm that is, in the reasonable judgment of the Board of Directors, qualified to perform the task for which such firm has been engaged hereunder and disinterested and independent with respect to Tesoro and its Affiliates; provided, that providing accounting, appraisal or investment banking services to Tesoro or any of its Affiliates or having an employee, officer or other representative serving as a member of the Board of Directors of Tesoro or any of its Affiliates will not disqualify any firm from being an Independent Financial Advisor.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s or BBB — (or the equivalent) by S&P.

“Investment Grade Rating Event” means the first day on which the notes are assigned an Investment Grade Rating by a Rating Agency and no Default or Event of Default has occurred and is continuing.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other Obligations), advances (other than advances to customers in the ordinary course of business which are recorded as accounts receivable on the balance sheet of the lender and commissions, moving, travel and similar advances to employees and officers made in the ordinary course of business) or capital contributions, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Tesoro or any of its Restricted Subsidiaries sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Tesoro such that, after giving effect to any such sale or disposition, such Person is no longer a direct or indirect Restricted Subsidiary of Tesoro, Tesoro, or such Restricted Subsidiary, as the case may be, shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the fifth paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments”.

“Issue Date” means the first date on which the notes are issued, authenticated and delivered under the indenture.

“Junior Subordinated Notes” means the $100 million Promissory Note, dated as of May 17, 2002, payable by Tesoro to Ultramar Inc. and the $50 million Promissory Note, dated as of May 17, 2002, payable by Tesoro to Ultramar Inc., in each case, outstanding on the Issue Date.

“Leverage Ratio” means, with respect to any Person as of any date of determination, the ratio of (x) the total consolidated Indebtedness of such Person and its Restricted Subsidiaries as of the end of the most recent fiscal quarter for which internal financial statements are available, which would be reflected as a liability on a consolidated balance sheet of such Person and its Restricted Subsidiaries prepared as of such date in accordance with GAAP, to (y) the aggregate amount of Consolidated Cash Flow of such Person for the then most recent four fiscal quarters for which internal financial statements are available, in each case with such pro forma adjustments to the amount of consolidated Indebtedness and Consolidated Cash Flow as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in any asset and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to any Sale/Leaseback Transaction); or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and (2) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

“Net Proceeds” means the aggregate cash proceeds or Cash Equivalents received by Tesoro or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (i) the direct costs relating to such Asset Sale (including, without limitation, legal, accounting, investment banking and brokers fees, sales and underwriting commissions and other reasonable costs incurred in preparing such asset for sale), any relocation expenses incurred as a result thereof and any related severance and associated costs, expenses and charges of personnel related to the sold assets and related operations, (ii) taxes paid or reserved as payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), (iii) distributions and payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Sale, (iv) amounts paid in order to satisfy any Lien attaching to an asset in connection with such Asset Sale and (v) any reserve for adjustment (whether or not placed in escrow) in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Indebtedness” means Indebtedness:

(1) as to which neither Tesoro nor any of its Restricted Subsidiaries, (a) provides any guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise);

(2) the incurrence of which will not result in any recourse against any of the assets of Tesoro or its Restricted Subsidiaries; and

(3) no default with respect to which would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of Tesoro or any of its Restricted Subsidiaries to declare pursuant to the express terms governing such Indebtedness a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.

“Obligations” means any principal, premium (if any), interest (including additional interest), if any, and interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Tesoro or its Restricted Subsidiaries whether or not a claim for post-filing interest is allowed in such proceeding), penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages (including additional interest), guarantees (including the Subsidiary Guarantees) and other liabilities or amounts payable under the documentation governing any Indebtedness or in respect thereof.

“Permitted Acquisition Indebtedness” means Indebtedness or Disqualified Stock of Tesoro or any of its Restricted Subsidiaries to the extent such Indebtedness or Disqualified Stock was Indebtedness or Disqualified Stock of (i) a Subsidiary prior to the date on which such Subsidiary became a Restricted Subsidiary or (ii) a Person that merged with or consolidated into Tesoro or a Restricted Subsidiary; provided that on the date such Subsidiary became a Restricted Subsidiary or the date such Person was merged and amalgamated into Tesoro or a Restricted Subsidiary, as applicable, after giving pro forma effect thereto, (a) Tesoro would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under ‘‘— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”, (b) the Fixed Charge Coverage Ratio for Tesoro would be greater than the Fixed Charge Coverage Ratio for Tesoro immediately prior to such transaction, or (c) the Consolidated Net Worth of Tesoro would be greater than the Consolidated Net Worth of Tesoro immediately prior to such transaction; provided that such Indebtedness was not incurred in contemplation of, or in connection with, such acquisition, merger or consolidation.

“Permitted Business” means, with respect to Tesoro and its Restricted Subsidiaries, the businesses of:

(1) the acquisition, development, operation and disposition of interests in oil, gas and other hydrocarbon properties;

(2) the acquisition, gathering, treating, processing, storage, transportation of production from such interests or properties;

(3) the acquisition, processing, marketing, refining, distilling, storage and/or transportation of hydrocarbons and/or royalty or other interests in crude oil or refined or associated products related thereto;

(4) the acquisition, operation, improvement, leasing and other use of convenience stores, retail service stations, truck stops and other public accommodations in connection therewith;

(5) the marketing and distribution of petroleum and marine products and the provision of logistical services to marine and offshore exploration and production industries;

(6) any business currently engaged in by Tesoro or its Restricted Subsidiaries; and

(7) any activity or business that is a reasonable extension, development or expansion of, or reasonably related to, any of the foregoing.

“Permitted Investments” means:

(1) any Investment in Tesoro or in a Restricted Subsidiary of Tesoro;

(2) any Investment in Cash Equivalents or deposit accounts maintained in the ordinary course of business consistent with past practices;

(3) any Investment by Tesoro or any Restricted Subsidiary of Tesoro in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of Tesoro; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, Tesoro or a Restricted Subsidiary of Tesoro;

(4) any security or other Investment received or Investment made as a result of the receipt of non-cash consideration from:

(a) an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”; or

(b) a disposition of assets that do not constitute an Asset Sale;

(5) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Tesoro;

(6) any Investment received in settlement of debts, claims or disputes owed to Tesoro or any Restricted Subsidiary of Tesoro that arose out of transactions in the ordinary course of business;

(7) any Investment received in connection with or as a result of a bankruptcy, workout or reorganization of any Person;

(8) advances and extensions of credit in the nature of accounts receivable arising from the sale or lease of goods or services or the licensing of property in the ordinary course of business;

(9) relocation allowances for, and advances and loans to, employees, officers and directors (including, without limitation, loans and advances the net cash proceeds of which are used solely to purchase Equity Interests of Tesoro in connection with restricted stock or employee stock purchase plans, or to exercise stock received pursuant thereto or other incentive plans in a principal amount not to exceed the aggregate exercise or purchase price), or loans to refinance principal and accrued interest on any such loans, provided that the aggregate principal amount of such loans, advances and allowances shall not exceed at any time $20 million;

(10) other Investments by Tesoro or any Restricted Subsidiary of Tesoro in any Person having an aggregate Fair Market Value (measured as of the date each such Investment is made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause

(10) (net of returns of capital, dividends and interest paid on Investments and sales, liquidations and redemptions of Investments), the greater of (i) $50 million and (ii) 5% of Consolidated Tangible Net Assets;

(11) Investments in the form of intercompany Indebtedness or guarantees of Indebtedness of a Restricted Subsidiary of Tesoro permitted under clauses (5) and (10) of the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”;

(12) Investments arising in connection with Hedging Obligations that are incurred in the ordinary course of business for the purpose of fixing or hedging currency, commodity or interest rate risk in connection with the conduct of the business of Tesoro and its Subsidiaries and not for speculative purposes;

(13) Investments in the form of, or pursuant to, operating agreements, joint ventures, partnership agreements, working interests, royalty interests, mineral leases, processing agreements, farm-out agreements, contracts for the sale, transportation or exchange of oil and natural gas, unitization agreements, pooling agreements, area of mutual interests agreements, production sharing agreements or other similar or customary agreements, transactions, properties, interests or arrangements, and Investments and expenditures in connection therewith or pursuant thereto, in each case, made or entered into the ordinary course of the business described in clauses (1) and (2) of the definition of “Permitted Business” excluding, however, investments in corporations;

(14) any Investments in prepaid expenses, negotiable instruments held for collection and lease, utility, worker’s compensation, performance and other similar deposits and prepaid expenses made in the ordinary course of business; and

(15) Investments pursuant to agreements and obligations of Tesoro and any Restricted Subsidiary in effect on the Issue Date and any renewals or replacements thereof on terms and conditions not materially less favorable to Tesoro or such Restricted Subsidiary, as the case may be, than the terms of the Investment being renewed or replaced.

“Permitted Liens” means:

(1) Liens securing Indebtedness incurred under the Credit Facilities pursuant to the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”;

(2) Liens other than Liens permitted by clause (1) of this definition of “Permitted Liens” granted in favor of Tesoro or the Guarantors;

(3) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (6) or (11) of the second paragraph of the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock” covering only the assets acquired, constructed, improved or developed with, or secured by, such Indebtedness;

(4) Liens existing on the Issue Date;

(5) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings diligently pursued, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(6) Liens existing upon the occurrence of an Investment Grade Rating Event;

(7) Liens on the Retail Properties;

(8) carriers’, warehousemen’s, mechanics’, materialmen’s, repairman’s or other like Liens arising in the ordinary course of business which are not overdue for a period of more than 30 days or that are being contested in good faith by appropriate proceedings;

(9) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation;

(10) deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(11) easements, rights of way, restrictions and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, do not materially interfere with the ordinary conduct of the business of Tesoro or any of its Subsidiaries;

(12) any interest or title of a lessor under any lease entered into by Tesoro or any of its Subsidiaries in the ordinary course of its business and covering only the assets so leased;

(13) any Lien securing Indebtedness, neither assumed nor guaranteed by Tesoro or any of its Subsidiaries nor on which it customarily pays interest, existing upon real estate or rights in or relating to real estate acquired by Tesoro for substation, metering station, pump station, storage, gathering line, transmission line, transportation line, distribution line or for right-of-way purposes, any Liens reserved in leases for rent and for compliance with the terms of the leases in the case of leasehold estates, to the extent that any such Lien referred to in this clause (13) does not materially impair the use of the property covered by such Lien for the purposes of which such property is held by Tesoro or any of its Subsidiaries;

(14) inchoate Liens arising under ERISA;

(15) any obligations or duties affecting any of the property of Tesoro or its Subsidiaries to any municipality or public authority with respect to any franchise, grant, license or permit which do not materially impair the use of such property for the purposes for which it is held;

(16) defects, irregularities and deficiencies in title of any rights of way or other property of Tesoro or any of its Subsidiaries which, in the aggregate, do not materially impair the use of such rights of way or other property for the purposes for which such rights of way and other property are held by Tesoro or any of its Subsidiaries and defects, irregularities and deficiencies in title to any property of Tesoro or any of its Subsidiaries, which defects, irregularities or deficiencies have been cured by possession under applicable statutes of limitation;

(17) Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of Tesoro or any of its Subsidiaries on deposit with or in possession of such bank;

(18) Liens to secure obligations of Tesoro and its Subsidiaries in respect of Commodity Hedging Agreements and Financial Hedging Agreements, in each case entered into in the ordinary course of business and not for speculative purposes, and Liens with respect to hedging accounts maintained with dealers of NYMEX or similar contracts which require the maintenance of cash margin account balances;

(19) Liens incurred in deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security;

(20) Liens on property of a Person existing at the time (a) such Person is merged with or into or consolidated with Tesoro or any Restricted Subsidiary (b) such Person becomes a Restricted Subsidiary or (c) such property is otherwise acquired by Tesoro or a Restricted Subsidiary; provided, that such Liens were in existence prior to the contemplation of such merger, consolidation or other acquisition and do not extend to any assets other than those of the Person merged into or consolidated with Tesoro or the Restricted Subsidiary in the case of a merger or consolidation pursuant to clause (a) or such property in the case of such other acquisition in the case of clause (b) or (c);

(21) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided that (a) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof) and (b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(22) Liens upon specific items of inventory, accounts receivables or other goods and proceeds of Tesoro or any Restricted Subsidiary securing such Person’s obligations in respect of banker’s acceptances or receivables securitizations issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory, accounts receivables or other goods and proceeds and, if incurred prior to an Investment Grade Rating Event, permitted by the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”;

(23) any Lien resulting from the deposit of money or other Cash Equivalents or other evidence of indebtedness in trust for the purpose of defeasing Indebtedness of Tesoro or any Restricted Subsidiary;

(24) any Liens securing industrial development, pollution control or similar bonds; and

(25) Liens incurred in the ordinary course of business of Tesoro or any Subsidiary of Tesoro with respect to obligations that do not exceed $25 million at any one time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of Tesoro or any of its Restricted Subsidiaries, or portion of such Indebtedness, issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Tesoro or any of its Restricted Subsidiaries (other than intercompany Indebtedness), including Indebtedness that extends, refinances, renews, replaces, defeases or refunds Permitted Refinancing Indebtedness, provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued and unpaid interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus fees and expenses incurred in connection therewith, including any premium or defeasance cost);

(2) such Permitted Refinancing Indebtedness has a final maturity date equal to or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by Tesoro or a Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

Notwithstanding the foregoing, any Indebtedness incurred under Credit Facilities pursuant to the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock” shall be subject to the refinancing provisions of the definition of “Credit Facilities” and not pursuant to the requirements set forth in this definition of Permitted Refinancing Indebtedness.

“Person” means any individual, corporation, partnership, joint venture, association, joint stock company, trust, limited liability company, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Principal Property” means (1) any refinery and related pipelines, terminalling and processing equipment or (2) any other real property or other tangible assets or group of tangible assets having a fair market value in excess of $10 million (unless (a) any such properties or assets consist of inventories, furniture, office fixtures and equipment, including data processing equipment, vehicles and equipment used on, or useful with, vehicles or (b) the Board of Directors determines that any such property referred to in the preceding clause (1) or (2) is not material to Tesoro and its subsidiaries taken as a whole), in each case, owned by Tesoro or any of its Restricted Subsidiaries.

“Rating Agency” means each of S&P and Moody’s, or if S&P or Moody’s or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by Tesoro (as certified by a resolution of the Board of Directors) which shall be substituted for S&P or Moody’s, or both, as the case may be.

“Rating Decline” means the occurrence of a decrease in the rating of the notes by one or more gradations by either Moody’s or S&P (including gradations within the rating categories, as well as between categories), within 90 days before or after the earlier of (x) a Change of Control, (y) the date of public notice of the occurrence of a Change of Control or (z) public notice of the intention of Tesoro to effect a Change of Control (which 90-day period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either Moody’s or S&P).

“Reference Date” means October 1, 2001.

“Regulation S” means Regulation S promulgated under the Securities Act.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referenced Person that is not an Unrestricted Subsidiary or a direct or indirect Subsidiary of an Unrestricted Subsidiary; provided that, on the Issue Date, all Subsidiaries of Tesoro shall be Restricted Subsidiaries of Tesoro.

“Retail Properties” means all assets directly related to the retail sale of gasoline and diesel fuel in retail markets in the mid-continental and western United States (including Alaska and Hawaii), including, without limitation, all related gas stations, convenience stores, merchandise items, tow trucks, auto maintenance facilities, oil change facilities, and car washes; provided that such assets will not include any assets relating to the sale of petroleum products in bulk and wholesale markets.

“S&P” means Standard & Poor’s Ratings Group, Inc., or any successor to the rating agency business thereof.

“Sale/Leaseback Transaction” means an arrangement relating to property or assets owned by Tesoro or a Restricted Subsidiary on the Issue Date or thereafter acquired by Tesoro or a Restricted Subsidiary whereby Tesoro or a Restricted Subsidiary transfers such property or assets to a Person (other than Tesoro or a Restricted Subsidiary) and Tesoro or a Restricted Subsidiary leases such property or assets from such Person.

“Senior Credit Facility” means that certain Fourth Amended and Restated Credit Agreement, dated as of May 11, 2007, among Tesoro, JP Morgan Chase Bank, National Association, as Administrative Agent, and the financial institutions from time to time party thereto, and including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith.

“Senior Indebtedness” means, with respect to any Person, (A) all Indebtedness of such Person, whether outstanding on the Issue Date or thereafter created, incurred or assumed and (B) all other Obligations of such Person (including fees, charges, expenses, reimbursement obligations and other amounts payable in respect thereof and any interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not a claim for post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (A) above, unless, in the case of clauses (A) and (B), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other obligations are subordinate in right of payment to the notes or any Subsidiary Guarantee; provided, however, that Senior Indebtedness shall not include:

(1) any obligation of such Person to Tesoro or any Subsidiary of Tesoro;

(2) any liability for Federal, state, foreign, local or other taxes owed or owing by such Person;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

(4) any Indebtedness or other Obligation of such Person that is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person;

(5) the portion of any Indebtedness which at the time of incurrence is incurred in violation of the indenture; and

(6) any Capital Stock.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

“Stated Maturity” means, with respect to any installment of interest or principal, or sinking fund or mandatory redemption of principal, on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid or made, as applicable, in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means any Indebtedness of Tesoro (whether outstanding on the Issue Date or thereafter incurred) which pursuant to a written agreement is subordinate or junior in right of payment to the notes and any Indebtedness of a Guarantor (whether outstanding on the Issue Date or thereafter incurred) which pursuant to a written agreement is subordinate or junior in right of payment to its Subsidiary Guarantee.

“Subsidiary” means, with respect to any Person,

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person; and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or an entity described in clause (1) and related to such Person or (b) the only general partners of which are such Person or of one or more entities described in clause (1) and related to such Person (or any combination thereof).

“Subsidiary Guarantee” means the guarantee of the notes and the exchange notes by each of the Guarantors pursuant to the indenture and in the form of guarantee endorsed on the form of note attached as Exhibit A-1 or A-2 to the indenture and any additional guarantee of the notes and the exchange notes to be executed by any Subsidiary of Tesoro pursuant to the covenant described above under the caption “— Certain Covenants — Additional Subsidiary Guarantees”.

“Unrestricted Subsidiary” means: (1) any Subsidiary of Tesoro (including any newly acquired or newly formed Subsidiary of Tesoro) that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors as certified in an officers’ certificate delivered to the trustee; and (2) each Subsidiary of an Unrestricted Subsidiary, whenever it shall become such a Subsidiary.

The Board of Directors may designate any Subsidiary of Tesoro to become an Unrestricted Subsidiary if it:

(1) has no Indebtedness other than Non-Recourse Indebtedness;

(2) is not party to any agreement, contract, arrangement or understanding with Tesoro or any Restricted Subsidiary of Tesoro unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Tesoro or such Restricted Subsidiary than those that might be obtained, in light of all the circumstances, at the time from Persons who are not Affiliates of Tesoro;

(3) is a Person with respect to which neither Tesoro nor any of its Restricted Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Persons’ financial condition or to cause such Persons to achieve any specified levels of operating results;

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Tesoro or any of its Restricted Subsidiaries;

(5) does not own any Capital Stock of, or own or hold any Lien on any property of, Tesoro or any Restricted Subsidiary of Tesoro; and

(6) would constitute an Investment which Tesoro could make in compliance with the covenant under the caption “— Certain Covenants — Restricted Payments”.

Notwithstanding the foregoing, if, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred as of such date.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (2) the then outstanding principal amount of such Indebtedness.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes. This discussion only applies to holders who purchased the notes on original issue at their issue price and hold the notes as capital assets for U.S. federal income tax purposes (generally property held for investment). This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances. For example, this discussion does not address:

•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, financial institutions, partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such entities), regulated investment companies, expatriates, real estate investment trusts, tax-exempt entities or insurance companies;

•	tax consequences to persons holding the notes as part of a hedging, constructive sale or conversion, straddle or other risk reducing transaction;

•	tax consequences to U.S. holders (as defined below) whose “functional currency” is not the U.S. dollar;

•	the U.S. federal estate, gift or alternative minimum tax consequences, if any, to holders of the notes; or

•	any state, local or foreign tax consequences.

If a partnership or other entity classified as a partnership for U.S. federal tax purposes holds the notes, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your own tax advisors.

This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and judicial decisions as of the date of this prospectus. The foregoing authorities are subject to change or differing interpretations at any time with possible retroactive effect. No advance tax ruling has been sought or obtained from the Internal Revenue Service (the “IRS”) regarding the U.S. federal income tax consequences described below. If the IRS contests a conclusion set forth herein, no assurance can be given that a holder would ultimately prevail in a final determination by a court.

This discussion is provided for general information only and does not constitute legal advice to any prospective purchaser of the notes. If you are considering a purchase of the notes, you should consult your own tax advisors concerning the U.S. federal income tax consequences of purchasing, owning and disposing of the notes in light of your particular circumstances and any consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Classification of the Notes

If a debt instrument provides for one or more contingent payments, the debt instrument may be subject to special tax treatment under the Treasury regulations applicable to “contingent payment debt instruments” (the “contingent payment debt regulations”). For purposes of determining whether a debt instrument provides for one or more contingent payments, the contingent payment debt regulations provide that a payment is not a contingent payment merely because of a contingency that, as of the issue date, is either “remote or incidental”.

The application of the contingent payment debt regulations to the notes is uncertain because (i) we may be required to pay additional interest in the event we fail to comply with certain obligations under the registration rights agreement as described under “Description of the Notes — Registration Rights; Additional Interest”, and (ii) under certain circumstances, we may be required to repurchase notes at a premium, as described under “Description of the Notes — Repurchase at the Option of Holders”. We believe (and this discussion assumes) that as of the date of issuance of the notes, the possibility that such additional interest or any such premium will be paid is a “remote” or “incidental” contingency within the meaning of the contingent payment debt regulations. Accordingly, we will take the position that the contingent payment debt regulations do not apply to the notes. Additionally, in the indenture governing the notes, we and each holder of the notes agree, for U.S. federal income tax purposes, to treat the notes as indebtedness that is not subject to the contingent payment debt regulations.

Notwithstanding the foregoing, if the notes were ultimately found to be subject to the contingent payment debt regulations, a holder would generally be required to accrue interest income in each year, regardless of its regular method of tax accounting, on a constant yield to maturity basis based on the “comparable yield” of the notes (subject to certain adjustments). The “comparable yield” would be the rate, as of the initial issue date, at which we could have issued a fixed rate debt instrument with no contingent payments but with terms and conditions otherwise similar to the notes, including the level of subordination, term, timing of payments and general market conditions. If the “comparable yield” were higher than the stated rate of interest payable on the notes, a holder would generally recognize more interest income each taxable year than the amount of interest payments it receives for such taxable year. Additionally, if the contingent payment debt regulations apply to the notes, any gain realized by a holder upon a sale or other taxable disposition of notes would be recognized as ordinary income.

The remainder of this discussion assumes that the notes will be indebtedness for U.S. federal income tax purposes that is not subject to the contingent payment debt regulations.

U.S. Holders

The following summarizes the material U.S. federal income tax consequences to U.S. holders of the purchase, ownership and disposition of the notes. For purposes of this discussion, a “U.S. holder” is a beneficial owner of notes who or that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States (including certain former citizens and former long-term residents);

•	a corporation, or other entity taxable as a corporation for U.S. federal tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as defined in section 7701(a)(30) of the Code or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Taxation of Interest

U.S. holders will be required to recognize as ordinary income any interest paid or accrued on the notes in accordance with their regular method of tax accounting for U.S. federal income tax purposes.

Sale, Exchange, Repurchase or Redemption of Notes

Upon the sale, exchange (other than pursuant to the exchange offer), repurchase or redemption of the notes, a U.S. holder will generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange, repurchase or redemption and such U.S. holder’s adjusted tax basis in the notes. A U.S. holder’s amount realized will equal the amount of any cash received plus the fair market value of any other property received for the notes. A U.S. holder’s tax basis in a note generally will equal the amount the U.S. holder paid for the note. The portion of any proceeds that is attributable to accrued but unpaid interest that has not been previously included in income will not be taken into account in computing the U.S. holder’s gain or loss. Instead, that portion will be recognized as ordinary interest income.

The gain or loss recognized by a U.S. holder will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for the note is more than one year. Long-term capital gains of non-corporate taxpayers are currently taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

We intend to offer to exchange the notes for exchange notes in satisfaction of our obligations under the registration rights agreement. See “Description of the Notes — Registration Rights; Additional Interest”. The

exchange of a note by a U.S. holder for an exchange note pursuant to the exchange offer will not constitute a taxable exchange for U.S. federal income tax purposes, and any U.S. holder who exchanges a note for an exchange note will have the same adjusted tax basis and holding period in the exchange note as such U.S. holder had in the note immediately before the exchange.

Non-U.S. Holders

The following summarizes the material U.S. federal income tax consequences to non-U.S. holders of the purchase, ownership and disposition of notes. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of notes who or that is neither a U.S. holder nor a partnership for U.S. federal income tax purposes.

Special rules not discussed below may apply to certain non-U.S. holders subject to special tax treatment such as “controlled foreign corporations” or “passive foreign investment companies”. Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them in light of their particular circumstances.

Taxation of Interest

Any payment to a non-U.S. holder of interest on the notes will be exempt from U.S. federal income and withholding tax, provided that:

•	such payment is not effectively connected with the conduct by such non-U.S. holder of a U.S. trade or business;

•	the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote;

•	the non-U.S. holder is not a controlled foreign corporation within the meaning of the Code that is directly or indirectly related to us through stock ownership; and

•	(i) the non-U.S. holder provides its name and address and certifies, under penalties of perjury, that it is not a United States person (which certification may be made on an IRS Form W-8BEN (or other applicable form)), or (ii) the non-U.S. holder holds its notes through certain foreign intermediaries and it satisfies the certification requirements of applicable Treasury regulations.

If a non-U.S. holder cannot satisfy the requirements described above, payments of interest on the notes will be subject to a 30% U.S. federal withholding tax unless the non-U.S. holder provides us, our paying agent or the person who would otherwise be required to withhold tax with a properly executed (i) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding tax under the benefit of an applicable tax treaty or (ii) IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business.

If a non-U.S. holder is engaged in a U.S. trade or business and interest on the notes is effectively connected with the conduct of that U.S. trade or business (and, if an income tax treaty applies, such interest is attributable to a U.S. “permanent establishment” maintained by the non-U.S. holder), the non-U.S. holder will be subject to U.S. federal income tax on that interest on a net income basis (although exempt from the 30% U.S. federal withholding tax provided the certification requirements discussed above are satisfied) generally in the same manner as if it were a U.S. holder, subject to any modification provided under an applicable income tax treaty. In addition, if a non-U.S. holder is a foreign corporation, it may be subject to a “branch profits tax” equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a U.S. trade or business. For this purpose, interest will be included in the earnings and profits of such foreign corporation.

Sale, Exchange, Repurchase or Redemption of Notes

Any gain realized by a non-U.S. holder upon the sale, exchange, repurchase or redemption of notes generally will not be subject to U.S. federal income tax or withholding tax unless:

•	such gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business;

•	in the case of an amount which is attributable to interest, the non-U.S. holder does not meet the conditions for exemption from U.S. federal withholding tax, as described under “— Non-U.S. Holders — Taxation of Interest” above; or

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

If a non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year of the disposition of a note, and certain other requirements are met, such non-U.S. holder will generally be subject to U.S. federal income tax at a flat rate of 30% (unless a lower applicable treaty rate applies) on any such realized gain.

If a non-U.S. holder is engaged in a U.S. trade or business and gain on the notes is effectively connected with the conduct of that U.S. trade or business (and, if an income tax treaty applies, such gain is attributable to a U.S. “permanent establishment” maintained by the non-U.S. holder), the non-U.S. holder will be subject to U.S. federal income tax on that gain on a net income basis generally in the same manner as if it were a U.S. holder subject to any modification provided under an applicable income tax treaty. In addition, if a non-U.S. holder is a foreign corporation, it may be subject to a “branch profits tax” equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a U.S. trade or business. For this purpose, gain will be included in the earnings and profits of such foreign corporation.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payments on the notes and the proceeds from the sale or other disposition of the notes. In addition, copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to tax authorities of the country in which a non-U.S. holder resides.

A U.S. holder may be subject to U.S. backup withholding tax on these payments if the U.S. holder fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from U.S. backup withholding tax.

A non-U.S. holder generally will not be subject to U.S. backup withholding tax on these payments provided that such non-U.S. holder certifies as to its foreign status or otherwise establishes an exemption and, in addition, the payor does not have actual knowledge or reason to know that such non-U.S. holder is a United States person as defined in the Code. The certification procedures required of non-U.S. holders to claim the exemption from U.S. withholding tax on certain payments on the notes, described above under “— Non-U.S. Holders — Taxation of Interest”, will satisfy the certification requirements necessary to avoid U.S. backup withholding tax as well.

U.S. backup withholding tax is not an additional tax. The amount of any U.S. backup withholding tax from a payment will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the exchange notes employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties or disqualified persons. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the exchange notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Governmental plans (as defined under Section 3(32) of ERISA), certain church plans(as defined under Section 3(33) of ERISA) and non-U.S. plans (as define under Section 4(b)(4) of ERISA) are not subject to the prohibited transaction provisions of ERISA and the Code. Such plans may, however, be subject to Similar Laws which may affect their investment in the exchange notes. Any fiduciary of such a governmental, church plan or non-U.S. plan considering an investment in the exchange notes should determine the need for, and the availability, if necessary, of any exemptive relief under any applicable Similar Law.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest”, within the meaning of ERISA, or “disqualified persons”, within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes (or exchange notes) by an ERISA Plan with respect to which the issuer, the initial purchasers, the subsidiary guarantors or any of their respective affiliates are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs”, that, depending on the identity of the Plan fiduciary making the decision to acquire or hold the notes (and the exchanges notes), may apply to the acquisition and holding of the notes (and the exchange notes). These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, ERISA Section 408(b)(17) provides a limited exemption for the purchase and sale of securities and related lending transactions, provided that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. However, there can be no assurance that all of the conditions of any such exemptions will be satisfied with respect to any particular transaction involving the exchange notes.

Because of the foregoing, the exchange notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of an exchange note, each purchaser and subsequent transferee of a note (and an exchange note) will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the exchange notes constitutes assets of any Plan or (ii) the purchase and holding of the exchange notes by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the exchange notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of Section 406 of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the exchange notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the effective date of the registration statement of which this prospectus is a part, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the effective date of the registration statement of which this prospectus is a part, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incurred by us or at our discretion in connection with the performance of our obligations relating to the exchange offers (but not including any commissions or concessions of any brokers or dealers) and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

Based on the interpretations by the staff of the SEC as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1998), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-11 Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993)), we believe that the exchange notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by any holder of such exchange note, other than any such holder that is a broker-dealer or an “affiliate” of us within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	such exchange notes are acquired in the ordinary course of business;

•	at the time of the commencement of the exchange offer, such holder has no arrangement or understanding with any person to participate in a distribution of such exchange notes; and

•	such holder is not engaged in and does not intend to engage in a distribution of such exchange notes.

We have not sought and do not intend to seek a no-action letter from the SEC, with respect to the effects of the exchange offer, and there can be no assurance that the staff of the SEC would make a similar determination with respect to the exchange notes as it has in such no-action letters.

LEGAL MATTERS

Certain legal matters relating to the exchange notes and the guarantees offered by this prospectus will be passed upon for Tesoro Corporation by Fulbright & Jaworski L.L.P., Houston, Texas.

EXPERTS

The financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Tesoro’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and include an explanatory paragraph relating to a change in the method of accounting for refined product sales and purchases transactions with the same counterparty that have been entered into in contemplation of one another, and for its pension and other postretirement plans, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The audited historical combined financial statements of the Shell Los Angeles Refinery and Other Associated Assets included on Exhibit number 99.1 of Tesoro Corporation’s Current Report on Form 8-K/A dated May 22, 2007 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to significant transactions and relationships with affiliated entities as described in Notes 1 and 5 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.